As filed with the Securities and Exchange Commission on July 15, 2005

Registration No. 333-126534

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BAIDU.COM, INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7370	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

12/F, Ideal International Plaza

No. 58 West-North 4th Ring

Beijing 100080, People’s Republic of China

(8610) 8262-1188

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 664-1666

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David T. Zhang, Esq. Latham & Watkins LLP 41st Floor, One Exchange Square 8 Connaught Place Central, Hong Kong S.A.R. People’s Republic of China (852) 2522-7886	William F. Barron, Esq. Alan F. Denenberg, Esq. Davis Polk & Wardwell 18th Floor, The Hong Kong Club Building 3A Chater Road Central, Hong Kong S.A.R. People’s Republic of China (852) 2533-3300

Approximate date of commencement of proposed sale to the public:

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price (1)(2)	Amount of registration fee
Class A Ordinary Shares, par value US$0.00005 per share(3)	US$80,000,000	US$9,416

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2)	Includes Class A ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes Class A ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. These Class A ordinary shares are not being registered for the purpose of sales outside the United States.
(3)	American depositary shares issuable upon deposit of the Class A ordinary shares registered hereby have been registered under a separate registration statement on Form F-6 (Registration No. 333-126546). Each American depositary share represents one Class A ordinary share.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                     , 2005.

                     American Depositary Shares

Representing

                     Class A Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, of Baidu.com, Inc., or Baidu. Baidu is offering                      ADSs, and the selling shareholders disclosed in this prospectus are offering an additional                      ADSs. Each ADS represents one Class A ordinary share. The ADSs are evidenced by American depositary receipts, or ADRs. We anticipate that the initial public offering price will be between US$                     and US$                     per ADS.

Prior to this offering, there has been no public market for the ADSs or the shares. We have applied to have the ADSs quoted on the Nasdaq National Market under the symbol “BIDU.”

See “ Risk Factors” beginning on page 10 to read about risks you should consider before buying the ADSs.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	US$	US$

Underwriting discount	US$	US$

Proceeds, before expenses, to Baidu	US$	US$

Proceeds, before expenses, to the selling shareholders	US$	US$

The underwriters have an option to purchase up to an additional                      ADSs from Baidu and an additional                      ADSs from the selling shareholders at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the ADSs evidenced by the ADRs against payment in U.S. dollars in New York, New York on                     , 2005.

Goldman Sachs (Asia) L.L.C.	Credit Suisse First Boston

Piper Jaffray

Prospectus dated                     , 2005.

我
俺
孤
愚
洒家
乃公
予
寡人
不肖
老子
不才
吾曹
奴才
小可
小生
仆
余
人家
老衲
晚生
杂家
鄙人
老朽
咱
贱下
臣
在下
哀家
奴婢
某
侬
吾
朕
老夫
小人
本人
吾侪
敝人

There are at least 38 ways of saying "I" in Chinese

Chinese language search is a complicated matter.
Let Baidu worry about it.
It's in our blood.

Baidu 百度

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information in this prospectus is current only as of the date of this prospectus.

In connection with this offering, Goldman Sachs (Asia) L.L.C., Credit Suisse First Boston LLC or any person acting for either of them may over-allot or effect transactions with a view to supporting the market price of the ADSs at a level higher than that which might otherwise prevail for a limited period of time after the issue date. However, there is no obligation on Goldman Sachs (Asia) L.L.C., Credit Suisse First Boston LLC or their respective agent to do this. Such stabilization, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

This prospectus contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of June 30, 2005, which was RMB8.2765 to US$1.00. We make no representation that RMB or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. On July 11, 2005, the noon buying rate was RMB8.2765 to US$1.00.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ordinary shares and ADSs discussed under “Risk Factors,” before deciding whether to purchase our ordinary shares or ADSs.

Our Business

We are the leading Chinese language Internet search provider. Our search engine was the most frequently used search engine in China in 2004, according to a survey conducted by Shanghai iResearch Co., Ltd., or iResearch, a market research firm specializing in China’s Internet industry. Our Baidu.com website was the second largest website in China and the sixth largest website globally, as measured by user traffic that reflects page views and reach during the three-month period ended July 9, 2005, according to Alexa.com. We offer a unique Chinese language search platform for both users and customers. Our platform consists of our websites and Baidu Union, which is our network of third-party websites.

Our services are designed to enable Internet search users to find relevant information online, including Chinese language web pages, news, images and multimedia files, through links provided on our websites. We provide our users with easy access to an index of over 690 million web pages, 80 million images and 10 million multimedia files. We also offer a query-based online community, Baidu Post Bar, which currently consists of over 820,000 message boards.

Our auction-based pay-for-performance, or P4P, services enable our customers to bid for priority placement of their links in keyword search results. We believe we were the first auction-based P4P service provider in China. Our online advertising services allow customers to use both query sensitive and non-query sensitive advertising services, including text links, graphical advertisements and other forms of online advertising. We design and deliver our services to our P4P and tailored solutions customers based on their online marketing requirements. Our P4P customers are those who primarily use our auction-based P4P services, and our tailored solutions customers are those to whom we provide marketing solutions, which may consist of one or more forms of our online advertising services as well as P4P services. In 2004, we had over 34,600 online marketing customers.

Founded in January 2000, we launched Internet search services on our Baidu.com website and began generating revenues from P4P services in September 2001. We began offering other online marketing services in July 2003. We have grown significantly since we commenced operations. Our total net revenues increased from RMB10.5 million in 2002 to RMB110.9 million (US$13.4 million) in 2004, representing a compound annual growth rate, or CAGR, of 224.6%. In the three months ended March 31, 2005, we generated total net revenues of RMB42.6 million (US$5.2 million).

Our Industry

The Internet search industry in China is evolving rapidly as an increasing number of people seek information, products and services via the Internet. According to iResearch, the number of Internet search users in China is projected to grow from 115 million in 2005 to 187 million in 2007, representing a CAGR of 27.5%. With the growth of Internet usage and the rapid development of China’s Internet search market, online marketing has become more widely adopted. According to a 2003 report published by IDC, a leading market research firm, total online marketing revenues in China would amount to approximately US$130 million in 2004. The paid search market is expected to be the fastest growing segment of online marketing in the Asia Pacific region (excluding Japan) through 2007.

China’s Internet search industry presents unique challenges and opportunities. Chinese language search engines must address the needs of Internet users in China, who generally search online for a broad variety of information, including Chinese language web pages, news, multimedia files and images. Chinese language search engines must also develop special language processing technologies to generate relevant results due to the complexities associated with the Chinese language and Chinese keyword searches. Moreover, Chinese language search engines providing paid search services must develop an effective distribution network to acquire customers, collect payments and provide customer service since China’s paid search customers are largely comprised of a broad and fragmented base of small to medium-sized enterprises, or SMEs.

Our Strengths, Strategies and Risks

We believe that our leading position in China is primarily attributable to the following strengths:

•	largest Chinese language search audience as measured by user traffic;

•	first P4P service provider in China with an extensive customer base across industries;

•	one of the most widely recognized Internet search brands in China, enhancing our ability to attract both users and customers;

•	local market experience and expertise in introducing and expanding our services across China and operating in China’s rapidly evolving Internet industry;

•	leading technology with a proven platform providing users with relevant search results and customers with a cost-effective way to reach potential consumers; and

•	extensive and effective nationwide network of over 200 regional distributors, providing high-quality and consistent customer services.

Our goal is to become a platform that provides Internet users with the best way to find information and allows businesses to reach a broad base of potential customers. We intend to achieve our goal by implementing the following strategies:

•	enhancing user experience and increasing traffic through the development and introduction of new search-related features and functions;

•	growing our online marketing business by attracting potential customers and increasing per-customer spending on our services;

•	expanding Baidu Union by leveraging our brand and offering competitive economic arrangements to Baidu Union members; and

•	pursuing selective strategic acquisitions and alliances that will allow us to increase user traffic, enlarge our customer base, expand our product offerings and reduce customer acquisition costs.

The successful execution of our strategies is subject to certain risks and uncertainties, including our ability to:

•	maintain our leading position in the Internet search industry in China;

•	offer new and innovative products and services to attract and retain a larger user base;

•	attract additional customers and increase per-customer spending;

•	increase awareness of our brand and continue to develop user and customer loyalty;

•	respond to competitive market conditions;

•	respond to changes in our regulatory environment;

•	manage risks associated with intellectual property rights;

•	maintain effective control of our costs and expenses;

•	raise sufficient capital to sustain and expand our business;

•	attract, retain and motivate qualified personnel; and

•	upgrade our technology to support increased traffic and expanded services.

Please see “Risk Factors” and other information included in this prospectus for a discussion of these risks.

Our Corporate Information

We were incorporated in the Cayman Islands in January 2000. Since our inception, we have conducted our operations principally through Baidu Online Network Technology (Beijing) Co., Ltd., or Baidu Online, our wholly owned subsidiary in Beijing, China. In addition, we have conducted part of our operations through Baidu Netcom Science and Technology Co., Ltd., or Baidu Netcom, a limited liability company in Beijing, China, which holds the licenses and approvals necessary to operate our websites and provide online advertising services. See “Corporate Structure” for a description of the contractual arrangements among Baidu Online and Baidu Netcom and its shareholders. In June 2005, we established Baidu (China) Co., Ltd., or Baidu China, a wholly owned subsidiary in Shanghai, China. We intend to manage our business and operations in the southern part of China through Baidu China in the future.

Our principal executive offices are located at 12/F, Ideal International Plaza, No. 58 West-North 4th Ring, Beijing 100080, People’s Republic of China. Our telephone number at this address is +86 (10) 8262-1188. Our registered office in the Cayman Islands is located at M&C Corporate Services Limited, P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Our telephone number at this address is +1 (345) 949-8066. We also have regional offices in Shanghai and Shenzhen, PRC.

Investors should submit any inquiries to the address and telephone number of our principal executive offices set forth above. Baidu.com is our website and the information contained on this website is not a part of this prospectus. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Our Corporate Structure

PRC law currently limits foreign ownership of companies that provide Internet content and advertising services. To comply with these foreign ownership restrictions, we operate our websites and provide online advertising services in China through Baidu Netcom, a PRC limited liability company wholly owned by our co-founder and chief executive officer, Robin Yanhong Li, and our co-founder, Eric Yong Xu, both of whom are PRC citizens. Baidu Netcom holds the licenses and approvals necessary to operate our websites and to provide online advertising services in China. We have contractual arrangements with Baidu Netcom and its shareholders pursuant to which we provide technology consulting services and license our registered domain names, trademarks and certain software to Baidu Netcom. Through these contractual arrangements, we also have the ability to substantially influence Baidu Netcom’s daily operations and financial affairs, appoint its senior executives and approve all matters requiring shareholder approval. As a result of these contractual arrangements, which enable us to control Baidu Netcom, we are considered the primary beneficiary of Baidu Netcom. Accordingly, we consolidate Baidu Netcom’s results, assets and liabilities in our financial statements. For a description of these contractual arrangements, see “Corporate Structure—Contractual Arrangements with Baidu Netcom and its Shareholders.”

The following diagram illustrates our current corporate structure and the place of formation, ownership interest and affiliation of each of our subsidiaries and Baidu Netcom as of the date of this prospectus.

*	A limited liability company incorporated in the PRC

Equity interest

Contractual arrangements including business cooperation agreement, operating agreement, license agreements, proxy agreement and exclusive technology consulting service agreement. For a description of these agreements, see “Corporate Structure—Contractual Arrangements with Baidu Netcom and its Shareholders.”

Contractual arrangements including proxy agreement, equity pledge agreement, option agreement, operating agreement, loan agreement and irrevocable power of attorney. For a description of these agreements, see “Corporate Structure—Contractual Arrangements with Baidu Netcom and its Shareholders.”

The Offering

The following information assumes that the underwriters will not exercise their option to purchase additional ADSs in the offering, unless otherwise indicated.

Offering price	US$ per ADS

ADSs offered by us	ADSs

ADSs offered by the selling shareholders	ADSs

Class A ordinary shares outstanding immediately after this offering	shares

Class B ordinary shares outstanding immediately after this offering	shares

ADSs to Class A ordinary share ratio	Each ADS represents one Class A ordinary share.

Listing

We have applied to have the ADSs quoted on the Nasdaq National Market under the symbol “BIDU.” The ordinary shares and the ADSs will not be listed on any other exchange or traded on any other automated quotation system.

Ordinary shares

Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share shall be entitled to one vote on all matters subject to shareholders’ vote, and each Class B ordinary share shall be entitled to 10 votes on all matters subject to shareholders’ vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

The ADSs	The ADSs will be evidenced by ADRs.

•	The depositary will hold the shares underlying your ADSs. You will have rights as provided in the deposit agreement.

•	We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares, after deducting its fees and expenses.

•	You may turn in your ADSs to the depositary in exchange for Class A ordinary shares. The depositary will charge you fees for any such exchange.

•	We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Depositary	The Bank of New York

Options to purchase additional ADSs	We and certain selling shareholders have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to an addition ADSs.

Timing and settlement for ADSs

The ADSs are expected to be delivered against payment on                     , 2005. The ADRs evidencing the ADSs will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company, or DTC, in New York, New York. DTC, and its direct and indirect participants, will maintain records that will show the beneficial interests in the ADSs and facilitate any transfer of the beneficial interests.

Use of proceeds

Our net proceeds from this offering are expected to be approximately US$                     million, assuming an initial public offering price per ADS of US$                    , which is the mid-point of the estimated public offering price range. We plan to use the net proceeds we receive from this offering: (i) to enhance our user experience; (ii) to expand our customer base; and (iii) for general corporate purposes. See “Use of Proceeds” for additional information.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

Lock-up

We have agreed with the underwriters on a lock-up of ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or ordinary shares for a period of 180 days after the date of this prospectus. In addition, our executive officers, directors and certain existing shareholders, who collectively hold approximately 94.8% of our outstanding shares immediately before this offering, have also agreed with the underwriters to a lock-up of ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or ordinary shares for a period of 180 days after the date of this prospectus. Other than Google Inc., which holds approximately 2.6% of our total outstanding shares immediately before this offering, shareholders with ownership of 2% of more of our total outstanding ordinary shares on a fully-diluted basis immediately after the closing of this offering have also agreed with the underwriters to be subject to the lock-up restrictions for an additional 540-day period commencing on the date of the expiration of the 180-day lock-up period. Commencing on the date of the expiration of the 180-day lock-up period and at the beginning of each 180-day period thereafter until the expiration of the 540-day extended lock-up period, 25% of the shares held immediately after the completion of this offering of such shareholder will be released from the lock-up restrictions. See “Shares Eligible for Future Sale” and “Underwriting.”

In addition, we have instructed The Bank of New York, as depositary, and The Bank of New York has agreed, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus (other than in connection with this offering), unless we otherwise instruct. As a result, ADS holders who cancel their ADSs and withdraw the underlying ordinary shares will not be able to re-deposit such shares for issuance of ADSs until the expiration of the 180-day period described above. See “Shares Eligible for Future Sale” and “Underwriting.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in our ADSs.

The number of Class A ordinary shares that will be outstanding immediately after this offering:

•	excludes 1,963,996 Class A ordinary shares issuable upon the exercise of options outstanding as of the date of this prospectus, at a weighted average exercise price of US$4.432 per share; and

•	excludes Class A ordinary shares reserved for issuance under our 2005 share incentive plan.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statement of operations data for the years ended December 31, 2002, 2003 and 2004 and the summary consolidated balance sheet data as of December 31, 2004 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of operations data for the three months ended March 31, 2004 and 2005 and the summary consolidated balance sheet data as of March 31, 2005 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial information on the same basis as our audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our historical results do not necessarily indicate results expected for any future periods. In addition, our unaudited results for the three months ended March 31, 2005 may not be indicative of our results for the full year ended December 31, 2005.

You should read the summary consolidated financial information for those periods and as of those dates in conjunction with those statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

	For the Year Ended December 31,				For the Three Months Ended March 31,
(in thousands except for per share and per ADS data)	2002	2003	2004		2004	2005
	RMB	RMB	RMB	US$	RMB	RMB	US$
Consolidated Statement of Operations Data

Net revenues	10,524	38,638	110,909	13,401	17,150	42,628	5,151
Operating costs and expenses(1)	(29,567)	(47,933)	(99,905)	(12,071)	(16,208)	(39,889)	(4,819)
Operating (loss)/profit	(19,043)	(9,295)	11,004	1,330	942	2,739	332
Net (loss)/income	(18,577)	(8,885)	12,005	1,450	1,038	2,501	303
Net (loss)/earnings per share
Basic	(2.44)	(0.87)	1.09	0.13	0.10	0.22	0.03
Diluted	(2.44)	(0.87)	0.43	0.05	0.04	0.08	0.01
Net (loss)/income per ADS(2)
Basic
Diluted
Weighted average number of ordinary shares used in per share calculations
Basic	7,622	10,189	10,983	10,983	10,876	11,508	11,508
Diluted	7,622	10,189	28,124	28,124	26,930	29,808	29,808
Pro forma net earnings per share on an as converted basis for Class A and Class B ordinary shares(3)
Basic			0.45	0.05		0.09	0.01
Diluted			0.43	0.05		0.08	0.01
Pro forma weighted average aggregate number of ordinary shares on an as converted basis used in per share calculation for Class A and Class B ordinary shares(3)
Basic			26,696	26,696		28,157	28,157
Diluted			28,124	28,124		29,808	29,808

(1)	Include share-based compensation expenses as follows:

	For the Year Ended December 31,				For the Three Months Ended March 31,
(in thousands)	2002	2003	2004		2004	2005
	RMB	RMB	RMB	US$	RMB	RMB	US$
Share-based compensation expenses	(4,233)	(5,109)	(16,510)	(1,995)	(2,607)	(6,142)	(741)

(2)	Each ADS represents one Class A ordinary share.
(3)	As holders of Class A and Class B ordinary shares have the same dividend right and the same participation right in our undistributed earnings, the basic and diluted pro forma earnings per share of Class A and Class B ordinary shares are the same for all the periods presented.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2004 and March 31, 2005:

•	on an actual basis;

•	on a pro forma basis to give effect to the automatic conversion of all of our outstanding preferred shares into 16,648,877 Class B ordinary shares immediately prior to the closing of this offering; and

•	on a pro forma as-adjusted basis to give effect to the automatic conversion of all of our outstanding preferred shares into 16,648,877 Class B ordinary shares immediately prior to the closing of this offering, and the issuance and sale by us of ADSs representing our Class A ordinary shares in this offering, assuming an initial public offering price of US$ per ADS (which is the mid-point of the estimated public offering price range), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	As of December 31, 2004		As of March 31, 2005
(in thousands)	Actual		Actual		Pro Forma		Pro Forma As Adjusted
	RMB	US$	RMB	US$	RMB	US$	RMB	US$

Consolidated Balance Sheet Data
Cash and cash equivalents	200,196	24,188	194,255	23,471	194,255	23,471
Total assets	262,206	31,680	284,296	34,350	284,296	34,350
Total current liabilities	54,192	6,548	67,602	8,168	67,602	8,168
Redeemable convertible preferred shares	211,352	25,536	211,352	25,536	—	—
Total shareholders’ (deficit)/equity	(3,338)	(404)	5,342	646	216,694	26,184
Total liabilities, redeemable convertible preferred shares and shareholders’ equity	262,206	31,680	284,296	34,350	284,296	34,350

RISK FACTORS

You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ordinary shares and ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ordinary shares and ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business

Our limited operating history makes it difficult to evaluate our future prospects and results of operations.

We have a limited operating history. We commenced operations in 2000 and first achieved profitability in the quarter ended March 31, 2004. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in evolving industries such as the Internet industry in China. Some of these risks and uncertainties relate to our ability to:

•	maintain our leading position in the Internet search market in China;

•	offer new and innovative products and services to attract and retain a larger user base;

•	attract additional customers and increase spending per customer;

•	increase awareness of our brand and continue to develop user and customer loyalty;

•	respond to competitive market conditions;

•	respond to changes in our regulatory environment;

•	manage risks associated with intellectual property rights;

•	maintain effective control of our costs and expenses;

•	raise sufficient capital to sustain and expand our business;

•	attract, retain and motivate qualified personnel; and

•	upgrade our technology to support increased traffic and expanded services.

If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected.

We sustained losses in the past and our historical financial information may not be representative of our future results of operations.

We began achieving profitability in the quarter ended March 31, 2004. As of March 31, 2005, we had accumulated losses of approximately RMB44.6 million (US$5.4 million). We have experienced growth in recent periods in part due to the growth in China’s online marketing industry, which may not be representative of future growth or be sustainable. We cannot assure you that our historical financial information is indicative of our future operating results or financial performance, or that our profitability will be sustained.

If the Internet and, in particular, online marketing are not broadly adopted in China, our ability to increase revenue and sustain profitability could be materially and adversely affected.

The use of the Internet as a marketing channel is at an early stage in China. Internet and broadband penetration rates in China are both relatively low compared to those in most developed countries. Many of our current and potential customers have limited experience with the Internet as a marketing channel, and have not historically devoted a significant portion of their marketing budgets to online marketing and promotion. As a result, they may not consider the Internet effective in promoting their products and services as compared to traditional print and broadcast media. Our ability to generate significant revenues may be negatively impacted by a number of factors, many of which are beyond our control, including:

•	difficulties associated with developing a larger user base with demographic characteristics attractive to customers;

•	increased competition and potential downward pressure on online marketing prices;

•	higher customer acquisition costs due in part to SMEs’ limited experience with the Internet as a marketing channel;

•	failure to develop an independent and reliable means of verifying online traffic;

•	ineffectiveness of our online marketing delivery, tracking and reporting systems; and

•	lack of increase in Internet usage in China.

We face significant competition and may suffer from a loss of users and customers as a result.

We face significant competition in almost every aspect of our business, particularly from other companies that seek to provide Internet search services to users and provide online marketing services to customers. Our main competitors include U.S.-based Internet search providers such as Google, Yahoo! and Microsoft, as well as Chinese Internet companies. These Chinese competitors include Internet portals such as Netease, Sina and Sohu, other Internet search service providers such as Sougou, Yisou and Zhong Sou, and business-to-business, or B2B, service providers such as Alibaba. We compete with these entities for both users and customers on the basis of user traffic, quality (relevance) and quantity (index size) of the search results, availability and ease restriction of use of products and services, the number of customers, distribution channels and the number of associated third-party websites. In addition, we may face greater competition from our U.S. competitors as a result of, among other things, a relaxation on the foreign ownership restrictions of PRC Internet content and advertising companies, improvements in online payment systems and Internet infrastructure in China and our U.S. competitors’ increased business activities in China.

Many of these competitors have significantly greater financial resources than we do. They also have longer operating histories and more experience in attracting and retaining users and managing customers than we do. They may use their experience and resources to compete with us in a variety of ways, including by competing more heavily for users, customers, distributors and networks of third-party websites, investing more heavily in research and development and making acquisitions. If any of our competitors provides comparable or better Chinese language search experience, our user traffic could decline significantly. Any such decline in traffic could weaken our brand, result in loss of customers and users and have a material adverse effect on our results of operations.

We also face competition from traditional advertising media, such as newspapers, magazines, yellow pages, billboards and other forms of outdoor media, television and radio. Most large companies in China allocate, and will likely continue to allocate, most of their marketing budgets to traditional advertising media and only a small portion of their budgets to online marketing. If these companies do not devote a larger portion of their marketing budgets to online marketing services provided by us, or if our existing customers reduce the amount they spend on online marketing, our results of operations and future growth prospects could be adversely affected.

Our business depends on a strong brand, and if we are not able to maintain and enhance our brand, our business and operating results may be harmed.

We believe that recognition of our brand “Baidu” has contributed significantly to the success of our business. We also believe that maintaining and enhancing the “Baidu” brand is critical to expanding our base of users, customers and Baidu Union members. As our market becomes increasingly competitive, maintaining and enhancing our brand will depend largely on our ability to remain as an Internet search leader in China, which may be increasingly difficult and expensive.

We have developed our user base primarily by word-of-mouth and incurred limited brand promotion expenses. We have recently initiated brand promotion efforts, but we cannot assure you that our new marketing efforts will be successful in further promoting our brand. If we fail to promote and maintain the “Baidu” brand, or if we incur excessive expenses in this effort, our business and results of operations could be materially and adversely affected.

If we fail to continue to innovate and provide relevant products and services, we may not be able to generate sufficient user traffic levels to remain competitive.

Our success depends on providing products and services that people use for a high-quality Internet experience. Our competitors are constantly developing innovations in Internet search and online marketing as well as enhancing users’ online experience. As a result, we must continue to invest significant resources in research and development to enhance our Internet search technology and our existing products and services and introduce additional high quality products and services to attract and retain users. If we are unable to anticipate user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, we may lose users and customers. Our operating results would also suffer if our innovations do not respond to the needs of our users and customers, are not appropriately timed with market opportunities or are not effectively brought to market. As search technology continues to develop, our competitors may be able to offer search results that are, or that are perceived to be, substantially similar to or better than those generated by our search services. This may force us to expend significant resources in order to remain competitive.

If we fail to keep up with rapid technological changes, our future success may be adversely affected.

The online marketing industry is subject to rapid technological changes. Our future success will depend on our ability to respond to rapidly changing technologies, adapt our services to evolving industry standards and improve the performance and reliability of our services. Our failure to adapt to such changes could harm our business. New marketing media could also adversely affect us. For example, the number of people accessing the Internet through devices other than personal computers, including mobile telephones and hand-held devices, has increased in recent years. If we are slow to develop products and technologies that are more compatible with non-PC communications devices, we may not be successful in capturing a significant share of this increasingly important market for media and other services. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or adapt our products, services or infrastructure. If we fail to keep up with rapid technological changes to remain competitive in our rapidly evolving industry, our future success may be adversely affected.

We may face intellectual property infringement claims and other related claims, particularly in light of the recent Grokster decision, that could be time-consuming and costly to defend and may result in our inability to continue providing certain of our existing services.

Internet, technology and media companies are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of third-party rights. The validity, enforceability and scope of protection of intellectual property in Internet-related industries, particularly in China, are uncertain and still evolving. In addition, many parties are actively developing and seeking protection for Internet-related technologies, including seeking patent protection. There may be patents issued or pending that are held by others that cover significant aspects of our technologies, products, business methods or services. As we face increasing competition and as litigation becomes more common in China in resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement claims.

Our products and services link to materials in which third parties may claim ownership of trademarks, copyrights or other rights. From time to time, we may be subject to trademark or copyright infringement or related claims, in China and/or internationally. For example, we provide search engine facilities capable of finding and accessing links to downloadable MP3 music, movies, images and other multimedia files and/or other items hosted on third-party websites, which may be protected by copyright, including search facilities enabling our users to search for MP3 music files in various ways such as by artist, title, or via lists of most-searched-for titles and artists. In the United States, the legal standards for determining indirect liability for copyright infringement have recently been strengthened by the United States Supreme Court in the decision Metro-Goldwyn-Mayer Studios Inc. v. Grokster, Ltd., No. 04-480, 2005 WL 1499402 (June 27, 2005), or Grokster. The implications of the Grokster decision for search engine services such as our MP3 search service are uncertain and may increase the risk of legal liability. While we conduct our business operations outside the United States, we cannot assure you that we would not be subject to U.S. copyright laws, including the legal standards established by Grokster. Moreover, we cannot assure you that Grokster will not influence the legal standards for determining indirect copyright infringement in other jurisdictions, including China. In light of Grokster and the associated publicity, copyright owners may monitor their copyrighted materials more closely worldwide and may seek to enforce their rights under theories of indirect liability or otherwise. As a result, we face increased risks of being subject to copyright infringement claims relating to our MP3 search service. Furthermore, this same consideration may also lead to decreased availability of third-party MP3 websites. A significant portion of our traffic is generated by users of our MP3 search service. According to Alexa.com, 22% of our traffic went to mp3.baidu.com, our MP3 search platform, as of July 9, 2005. Should we face (as a result of the foregoing considerations or otherwise) a need or decision to substantially modify, limit, or terminate our MP3 search service, our business, financial condition or results of operations could be materially and adversely affected.

In addition, as do many Internet websites, we host certain song lyrics on our websites which may be protected by copyright. As a result, we may be subject to copyright infringement claims. We have received several notice letters from parties asserting trademark and copyright infringement claims against us. Moreover, we may be subject to administrative actions brought by the PRC State Copyright Bureau for alleged copyright infringement, and as a result may be subject to fines and/or other penalties and be required to discontinue infringing activities. In addition, we provide links to images of celebrities and other persons, and may face claims for misappropriation of publicity rights. Finally, since a substantial portion of our search results links to MP3 files and other materials in which third parties may claim to own trademarks, copyrights or publicity rights and since we host certain song lyrics on our websites which may be protected by copyright, we may be required to change our business model and service offerings to minimize this risk, which would adversely affect our business prospects. See “Regulation—Regulations on Intellectual Property Rights.”

Intellectual property litigation is expensive and time consuming and could divert resources and management attention from the operations of our business. We were recently named as a defendant in two copyright infringement suits in China in connection with our MP3 and movie search services, respectively, and the courts have not ruled on these cases. See “Business—Legal Proceedings.” If there is a successful claim of infringement, we may be required to pay substantial fines and damages or enter into royalty or license agreements that may not be available on commercially acceptable terms, if at all. Our failure to obtain a license of the rights on a timely basis could harm our business. Any intellectual property litigation could have a material adverse effect on our business, financial condition or results of operations.

We may be subject to patent infringement claims with respect to our P4P platform.

Our technologies and business methods, including those relating to our P4P platform, may be subject to third-party claims or rights that limit or prevent their use. Overture Services Inc., a subsidiary of Yahoo!, had applied for a patent in China relating to a P4P platform prior to our patent application in China covering a P4P platform. We have been advised by East Associates, our special PRC patent counsel, that neither Overture’s nor our patent application (nor any similar patent applications relating to a P4P platform) is likely to be granted in China as a P4P platform is regarded by the Chinese patent authorities to be a business method which is not patentable in China. We have been further advised by East Associates that, as of July 12, 2005, no patents relating to a P4P platform had been issued in China. However, the application and interpretation of China’s patent laws and the procedures and standards for granting patents in China are still evolving and involve a certain degree of uncertainty. We cannot assure you that Overture or any other party would not obtain a patent covering a P4P platform in China. If Overture obtains a patent covering a P4P platform in China, it may seek to bring a claim against us alleging our infringement of its patent rights in China. We cannot assure you that we will be successful in defending against any such claims relating to the P4P platform used by us because Overture’s patent application in China was filed prior to ours and there may be similarities between certain claims covered by the two patent applications.

Moreover, certain U.S.-based companies, including Overture, have been granted patents in the United States relating to P4P platforms or technologies and similar business methods and related technologies. Based on publicly available information, we are aware that Overture has brought a patent infringement claim against Findwhat.com in the United States District Court, Central District of California (Case No. 8:03-cv-00685-CJC-E) related to Overture’s United States Patent No. 6,269,361 entitled “System and Method for Influencing a Position on a Search Result List Generated by a Computer Network Search Engine,” or Patent ’361, and the lawsuit is currently pending at the trial court. Patent ’361 relates to Overture’s P4P platform. We are also aware that Overture filed a patent infringement claim in the U.S. against Google in 2002 related to Patent ’361 and that the parties settled this lawsuit in 2004. While we believe that we are not subject to U.S. patent laws since we conduct our business operations outside of the U.S., we cannot assure you that U.S. patent laws would not be applicable to our business operations, or that holders of patents relating to a P4P platform would not seek to enforce such patents against us in the United States or China. Any patent infringement claims, regardless of their merits, could be time-consuming and costly to us. If we were sued for patent infringement claims in the United States or China relating to our P4P platform, and we were found to infringe such patents and were not able to adopt non-infringing technologies, we may be severely limited in our ability to operate our P4P business, which would have a material adverse effect on our results of operations and business prospects.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We rely on a combination of copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. The protection of intellectual property rights in China may not be as effective as those in the United States or other countries. The steps we have taken may be inadequate to prevent the misappropriation of our technology. Reverse engineering, unauthorized copying or other misappropriation of our technologies could enable third parties to benefit from our technologies without paying us. Moreover, unauthorized use of our technology could enable our competitors to offer Chinese language search, Baidu Post Bar, P4P or online advertising services that are comparable to or better than ours, which could harm our business and competitive position. From time to time, we may have to enforce our intellectual property rights through litigation. Such litigation may result in substantial costs and diversion of resources and management attention.

If we fail to retain existing customers or attract new customers for our online marketing services, our business and growth prospects could be seriously harmed.

In 2004 and the three months ended March 31, 2005, we generated approximately 91.0% and 94.2% of our total revenues from online marketing services, respectively, a substantial majority of which was generated from our P4P services. Our online marketing customers will not continue to do business with us if their investment does not generate sales leads and ultimately consumers, or if we do not deliver their web pages in an appropriate and effective manner. Our P4P customers may discontinue their business with us at any time and for any reason as they are not subject to fixed-term contracts. Failure to retain our existing online marketing customers or attract new customers for our online marketing services could seriously harm our business and growth prospects.

Because we primarily rely on distributors in providing our P4P services, our failure to retain key distributors or attract additional distributors could materially and adversely affect our business.

Online marketing is at an early stage of development in China and is not as widely accepted by or available to businesses in China as in the United States. As a result, we rely heavily on a nationwide distribution network of third-party distributors for our sales to, and collection of payment from, our P4P customers. If our distributors do not provide quality services to our P4P customers or otherwise breach their contracts with our P4P customers, we may lose customers and our results of operations may be materially and adversely affected. We do not have long-term agreements with any of our distributors, including our key distributors, and cannot assure you that we will continue to maintain favorable relationships with them. Our distribution arrangements, except for those with our key distributors, are non-exclusive. Furthermore, some of our distributors also contract with our competitors or potential competitors and may not renew their distribution agreements with us. In addition, as new methods for accessing the Internet, including the use of wireless devices, become available, we may need to expand our distribution network. If we fail to retain our key distributors or attract additional distributors on terms that are commercially reasonable, our business and results of operations could be materially and adversely affected.

We rely on our Baidu Union members for a significant portion of our revenues. If we fail to retain existing Baidu Union members or attract additional members, our revenues and growth may be adversely affected.

We pay our Baidu Union members a portion of our revenues generated from click-throughs by users of our Baidu Union websites. In 2004, approximately a quarter of our total revenues was generated from click-throughs by users of our Baidu Union websites. We consider our Baidu Union critical to the future growth of our revenues. Some of our Baidu Union members, however, may compete with us in one or more areas of our business. Therefore, they may decide in the future to terminate their relationships with us. If our Baidu Union members decide to use a competitor’s or their own Internet search services, our user traffic may decline, which may adversely affect our revenues. If we fail to attract additional websites to join our Baidu Union, our revenue growth may be adversely affected.

Our strategy of acquiring complementary businesses, assets and technologies may fail.

As part of our business strategy, we have pursued, and intend to continue to pursue, selective strategic acquisitions of businesses, assets and technologies that complement our existing business. For example, in August 2004, we acquired the domain name Hao123.com, at that time the largest traffic contributor to our Baidu.com website among our Baidu Union members. In February 2005, we acquired the business of Shanghai Qilang Science and Technology Co. Ltd., or Qilang, at that time the largest distributor of our P4P services in Shanghai. We may make other acquisitions in the future if suitable opportunities arise. Acquisitions involve uncertainties and risks, including:

•	potential ongoing financial obligations and unforeseen or hidden liabilities;

•	failure to achieve the intended objectives, benefits or revenue-enhancing opportunities;

•	costs and difficulties of integrating acquired businesses and managing a larger business; and

•	diversion of resources and management attention.

Our failure to address these risks successfully may have a material adverse effect on our financial condition and results of operations. Any such acquisition may require a significant amount of capital investment, which would decrease the amount of cash available for working capital or capital expenditures. In addition, if we use our equity securities to pay for acquisitions, we may dilute the value of your ADSs and the underlying ordinary shares. If we borrow funds to finance acquisitions, such debt instruments may contain restrictive covenants that could, among other things, restrict us from distributing dividends. Such acquisitions may also generate significant amortization expenses related to intangible assets.

We may not be able to manage our expanding operations effectively.

We commenced operations in 2000 and have expanded our operations rapidly. We anticipate significant continued expansion of our business as we address growth in our user and customer base and market opportunities. To manage the potential growth of our operations and personnel, we will be required to improve operational and financial systems, procedures and controls, and expand, train and manage our growing employee base. Furthermore, our management will be required to maintain and expand our relationships with other websites, Internet companies and other third parties. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations.

Our operating results may fluctuate, which makes our results difficult to predict and could cause our results to fall short of expectations.

Our operating results may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause the price of our ADSs to fall. Any of the risk factors listed in this “Risk Factors” section, and in particular, the following risk factors, could cause our operating results to fluctuate from quarter to quarter:

•	general economic conditions in China and economic conditions specific to the Internet, Internet search and online marketing;

•	our ability to continue to attract users to our website;

•	our ability to attract additional customers and increase spending per customer;

•	the announcement or introduction of new or enhanced products and services by us or our competitors;

•	the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our businesses, operations and infrastructure;

•	the results of our acquisitions of, or investments in, other businesses or assets;

•	PRC regulations or actions pertaining to activities on the Internet, including gambling, online games and other forms of entertainment; and

•	geopolitical events or natural disasters such as war, threat of war, Severe Acute Respiratory Syndrome, or SARS, or other epidemics.

Because of our limited operating history and our rapidly growing business, our historical operating results may not be useful to you in predicting our future operating results. Our user traffic tends to be seasonal. For example, we generally experience less user traffic during public holidays in China. In addition, advertising spending in China has historically been cyclical, reflecting overall economic conditions as well as budgeting and buying patterns. Our rapid growth has lessened the impact of the cyclicality and seasonality of our business. As we continue to grow, we expect that the cyclicality and seasonality in our business may cause our operating results to fluctuate.

Our business may be adversely affected by third-party software applications that interfere with our receipt of information from, and provision of information to, our users, which may impair our users’ experience.

Our business may be adversely affected by third-party malicious or unintentional software applications that make changes to our users’ computers and interfere with our products and services. These software applications may change our users’ Internet experience by hijacking queries to our websites, altering or replacing our search results, or otherwise interfering with our ability to connect with our users. The interference often occurs without disclosure to or consent from users, resulting in a negative experience that users may associate with Baidu.com. These software applications may be difficult or impossible to remove or disable, may reinstall themselves and may circumvent other applications’ efforts to block or remove them. The ability to provide a superior user experience is critical to our success. If our efforts to combat these software applications are unsuccessful, our reputation may be harmed. This could result in a decline in user traffic and, consequently, our revenues.

The successful operation of our business depends upon the performance and reliability of the Internet infrastructure and fixed telecommunications networks in China.

Our business depends on the performance and reliability of the Internet infrastructure in China. Almost all access to the Internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Information Industry of China. In addition, the national networks in China are connected to the Internet through international gateways controlled by the PRC government. These international gateways are the only channels through which a domestic user can connect to the Internet. We cannot assure you that a more sophisticated Internet infrastructure will be developed in China. We may not have access to alternative networks in the event of disruptions, failures or other problems with China’s Internet infrastructure. In addition, the Internet infrastructure in China may not support the demands associated with continued growth in Internet usage.

We also rely on China Telecommunications Corporation, or China Telecom, and China Netcom Corporation Ltd., or China Netcom, to provide us with data communications capacity primarily through local telecommunications lines and Internet data centers to host our servers. We do not have access to alternative services in the event of disruptions, failures or other problems with the fixed telecommunications networks of China Telecom and China Netcom, or if China Telecom or China Netcom otherwise fail to provide such services. In March 2004, due to a power outage at China Netcom’s Internet data center that hosted our servers, we were unable to provide Internet search service for approximately five hours. Any unscheduled service interruption could damage our reputation and result in a decrease in our revenues. Furthermore, we have no control over the costs of the services provided by China Telecom and China Netcom. If the prices that we pay for telecommunications and Internet services rise significantly, our gross margins could be adversely affected. In addition, if Internet access fees or other charges to Internet users increase, our user traffic may decrease, which in turn may harm our revenues.

Our success depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services.

Our future success depends heavily upon the continuing services of the members of our senior management team, in particular our chairman and chief executive officer, Robin Yanhong Li, our chief financial officer,

Shawn Wang, our chief operating officer, David Hongbo Zhu, our vice president of engineering, Jerry Jianguo Liu, and our vice president of marketing, Dong Liang. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for senior management and key personnel is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future.

In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose customers, distributors, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. If any disputes arise between any of our senior executives or key personnel and us, we cannot assure you the extent to which any of these agreements may be enforced.

The initial option grants to many of our senior management and key employees are fully vested. Therefore, these employees may not have sufficient financial incentive to continue to work for our company, and our ability to execute our business model could be impaired if we cannot replace departing senior management and key employees in a timely manner.

Many of our senior management personnel and other key employees have become, or will soon become, substantially vested in their initial share option grants under our 2000 Option Plan. While we often grant additional share options to management personnel and other key employees after their hire dates, the initial grants are usually much larger than subsequent grants. Employees may be more likely to leave us after their initial option grant fully vests, especially if the shares underlying the options have significantly appreciated in value relative to the option exercise price. If any member of our senior management team or other key personnel leaves our company, our ability to successfully operate our business and execute our business strategy could be impaired. We may also have to incur significant costs in identifying, hiring, training and retaining replacements for departing employees.

We rely on highly skilled personnel and, if we are unable to retain or motivate key personnel or hire qualified personnel, we may not be able to grow effectively.

Our performance and future success depends on the talents and efforts of highly skilled individuals. We will need to continue to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in our industry for qualified employees is intense. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees.

As competition in our industry intensifies, it may be more difficult for us to hire, motivate and retain highly skilled personnel. If we do not succeed in attracting additional highly skilled personnel or retaining or motivating our existing personnel, we may be unable to grow effectively.

If we are unable to adapt or expand our existing technology infrastructure to accommodate greater traffic or additional customer requirements, our business may be harmed.

Our Baidu.com website regularly serves a large numbers of users and customers and delivers a large number of daily page views. Our technology infrastructure is highly complex and may not provide satisfactory service in the future, especially as the number of customers using our P4P services increases. We may be required to upgrade our technology infrastructure to keep up with the increasing traffic on our websites, such as increasing the capacity of our hardware servers and the sophistication of our software. If we fail to adapt our technology infrastructure to accommodate greater traffic or customer requirements, our users and customers may become dissatisfied with our services and switch to our competitors’ websites, which could harm our business.

If we fail to detect click-through fraud, we could lose the confidence of our customers and our revenues could decline.

We are exposed to the risk of click-through fraud on our paid search results. Click-through fraud occurs when a person clicks paid search results to generate the revenues we pay to our Baidu Union members or our customers rather than to view the content of search results. If we find evidence of past fraudulent clicks, we may have to issue refunds to our customers. If we fail to detect fraudulent clicks or otherwise are unable to prevent this fraudulent activity, the affected customers may experience a reduced return on their investment in our online marketing services and lose confidence in the integrity of our systems. If this happens, we may be unable to retain existing customers and attract new customers for our online marketing services and our online marketing revenues could decline.

Interruption or failure of our information technology and communications systems could impair our ability to effectively provide our products and services, which could damage our reputation and harm our operating results.

Our ability to provide our products and services depends on the continuing operation of our information technology and communications systems. Any damage to or failure of our systems could interrupt our service. Service interruptions could reduce our revenues and profits, and damage our brand if our system is perceived to be unreliable. Our systems are vulnerable to damage or interruption as a result of terrorist attacks, war, earthquakes, floods, fires, power loss, telecommunications failures, computer viruses, interruptions in access to our websites through the use of “denial of service” or similar attacks, hacking or other attempts to harm our systems, and similar events. Our servers, which are hosted at third-party Internet data centers, are also vulnerable to break-ins, sabotage and vandalism. Some of our systems are not fully redundant, and our disaster recovery planning does not account for all possible scenarios. The occurrence of a natural disaster or a closure of an Internet data center by a third-party provider without adequate notice could result in lengthy service interruptions.

In April 2004, we failed to provide Internet search results for approximately four hours as a result of an error in operations. If we experience frequent or persistent system failures on our website, our reputation and brand could be permanently harmed. The steps we plan to take to increase the reliability and redundancy of our systems are expensive, reduce our operating margin and may not be successful in reducing the frequency or duration of service interruptions.

Our business could be adversely affected if our software contains bugs.

Our online systems, including our websites, our enterprise search software and other software applications and products, could contain undetected errors or “bugs” that could adversely affect their performance. We regularly update and enhance our website and our other online systems and introduce new versions of our software products and applications. The occurrence of errors in any of these may cause us to lose market share, damage our reputation and brand name, and materially and adversely affect our business.

Concerns about the security of electronic commerce transactions and confidentiality of information on the Internet may reduce use of our network and impede our growth.

A significant barrier to electronic commerce and communications over the Internet in general has been a public concern over security and privacy, including the transmission of confidential information. If these concerns are not adequately addressed, they may inhibit the growth of the Internet and other online services generally, especially as a means of conducting commercial transactions. If a well-publicized Internet breach of security were to occur, general Internet usage could decline, which could reduce traffic to our destination websites and impede our growth.

We have limited business insurance coverage.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products. We do not have any business liability or disruption insurance coverage for our operations in China. Any business disruption, litigation or natural disaster may result in our incurring substantial costs and the diversion of our resources.

Risks Related to Our Corporate Structure

PRC laws and regulations governing our businesses and the validity of certain of our contractual arrangements are uncertain. If we are found to be in violation, we could be subject to sanctions. In addition, changes in such PRC laws and regulations may materially and adversely affect our business.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with our affiliated Chinese entity, Baidu Netcom, and its shareholders. We and Baidu Online are considered foreign persons or foreign invested enterprises under PRC law. As a result, we and Baidu Online are subject to PRC law limitations on foreign ownership of Internet and advertising companies. These laws and regulations are relatively new and may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively.

PRC laws currently provide limited guidance as to whether an Internet search provider that provides search result links to domestic news websites is required to obtain an approval from the State Council News Office. PRC laws also do not provide clear guidance as to whether an Internet search provider that provides links to online audio/video products is required to obtain an Internet culture permit from the Ministry of Culture or a license for broadcasting audio/video programs from the State Administration of Radio, Film and Television. If the interpretation of existing laws and regulations changes or new regulations come into effect requiring us to obtain any such licenses, permits or approvals, we cannot assure you that we may successfully obtain them, and we may need to remove links to news and audio/video products until we obtain the requisite licenses, permits and approvals.

The PRC government has broad discretion in dealing with violations of laws and regulations, including levying fines, revoking business and other licenses and requiring actions necessary for compliance. In particular, licenses and permits issued or granted to us by relevant governmental bodies may be revoked at a later time by higher regulatory bodies. We cannot predict the effect of the interpretation of existing or new PRC laws or regulations on our businesses. We cannot assure you that our current ownership and operating structure would not be found in violation of any current or future PRC laws or regulations. As a result, we may be subject to sanctions, including fines, and could be required to restructure our operations or cease to provide certain services. Any of these or similar actions could significantly disrupt our business operations or restrict us from conducting a substantial portion of our business operations, which could materially and adversely affect our business, financial condition and results of operations.

If the PRC government were to classify P4P services as a form of advertising, we may have to conduct our P4P business through Baidu Netcom, which would increase our effective tax rate, and we might be subject to sanctions and required to pay delinquent taxes.

PRC laws and regulations related to advertising do not currently classify P4P as a form of advertising. We conduct our P4P business through Baidu Online, which does not hold an advertising license. However, we cannot assure you that the PRC government will not classify P4P as a form of advertising in the future. If new regulations characterize P4P as a form of advertising, we may have to conduct our P4P business through Baidu

Netcom. This would increase our consolidated effective tax rate for two reasons. First, advertising revenues generated by Baidu Netcom are subject to a 3% surcharge in addition to the 5% business tax. Second, Baidu Netcom is subject to the 33% statutory enterprise income tax rate, as compared to the preferential enterprise income tax rate of 7.5% enjoyed by Baidu Online as of the date of this prospectus. See “Business—Taxation” for more information on PRC business and enterprise income tax as applicable to Baidu Netcom and Baidu Online. Moreover, if the change in classification of P4P were retroactively applied, we might be subject to sanctions, including payment of delinquent taxes and fines. Any change in the classification of P4P by the PRC government may significantly disrupt our operations and materially and adversely affect our business, results of operations and financial conditions.

We may be adversely affected by complexity, uncertainties and changes in PRC regulation of Internet business and companies, including limitations on our ability to own key assets such as our website.

The PRC government extensively regulates the Internet industry including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be a violation of applicable laws and regulations. Issues, risks and uncertainties relating to PRC government regulation of the Internet industry include the following:

•	we only have contractual control over our website. We do not own it due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including online information services;

•	uncertainties relating to the regulation of the Internet business in China, including evolving licensing practices, means that permits, licenses or operations at some of our companies may be subject to challenge. This may disrupt our business, or subject us to sanctions, requirements to increase capital or other conditions or enforcement, or compromise enforceability of related contractual arrangements, or have other harmful effects on us; and

•	certain PRC government authorities have stated publicly that they are in the process of promulgating new laws and regulations that will regulate Internet activities. The areas of regulation may include online advertising, online news displaying, online audio-video program broadcasting and the provision of culture-related information over the Internet. Other aspects of our online operations may be regulated in the future. If our operations do not comply with these new regulations at the time they become effective, we could be subject to penalties.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Internet businesses in China, including our business.

In order to comply with PRC laws limiting foreign ownership of Internet and advertising businesses, we conduct our ICP and online advertising businesses through Baidu Netcom by means of contractual arrangements. If the PRC government determines that these contractual arrangements do not comply with applicable regulations, our business could be adversely affected.

The PRC government restricts foreign investment in Internet and advertising businesses. Accordingly, we operate our websites and our online advertising business in China through Baidu Netcom, a company wholly owned by our chairman, chief executive officer and co-founder Robin Yanhong Li and our co-founder Eric Yong Xu, both of whom are PRC citizens. Baidu Netcom holds the licenses and approvals necessary to operate our website and our online advertising business in China. We have contractual arrangements with Baidu Netcom and its shareholders that allow us to substantially control Baidu Netcom. We cannot assure you, however, that we will be able to enforce these contracts.

Although we believe we comply with current PRC regulations, we cannot assure you that the PRC government would agree that these operating arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. If the PRC government determines that we do not comply with applicable law, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our website, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, impose restrictions on our business operations or on our customers, or take other regulatory or enforcement actions against us that could be harmful to our business.

Our contractual arrangements with Baidu Netcom and its shareholders may not be as effective in providing control over these entities as direct ownership.

Since PRC law limits foreign equity ownership in Internet and advertising companies in China, we operate our ICP and advertising businesses through Baidu Netcom. We have no equity ownership interest in Baidu Netcom and rely on contractual arrangements to control and operate such businesses. These contractual arrangements may not be as effective in providing control over Baidu Netcom as direct ownership. For example, Baidu Netcom could fail to take actions required for our business or fail to maintain our website despite its contractual obligation to do so. If Baidu Netcom fails to perform under their agreements with us, we may have to rely on legal remedies under PRC law, which may not be effective. In addition, we cannot assure you that either of Baidu Netcom’s shareholders would always act in our best interests.

Our contractual arrangements with Baidu Netcom may result in adverse tax consequences to us.

As a result of our corporate structure and contractual arrangements between Baidu Online and Baidu Netcom, we are effectively subject to the 5% PRC business tax on both revenues generated by Baidu Netcom’s operations in China and revenues derived from Baidu Online’s contractual arrangements with Baidu Netcom. Moreover, we would be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between Baidu Online and Baidu Netcom were not on an arm’s length basis and therefore constitute a favorable transfer pricing. As a result, the PRC tax authorities could request that Baidu Netcom adjust its taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by:

•	increasing Baidu Netcom’s tax expenses without reducing Baidu Online’s tax expenses, which could subject Baidu Netcom to late payment fees and other penalties for under-payment of taxes; and/or

•	resulting in Baidu Online’s loss of its preferential tax treatment.

The principal shareholder of Baidu Netcom has potential conflicts of interest with us, which may adversely affect our business.

Robin Yanhong Li, our chairman and chief executive officer, is also the principal shareholder of Baidu Netcom. Conflicts of interests between his duties to our company and Baidu Netcom may arise. As Mr. Li is a director and executive officer of our company, he has a duty of loyalty and care to us under Cayman Islands law when there are any potential conflicts of interests between our company and Baidu Netcom. Additionally, Mr. Li has executed an irrevocable power of attorney to appoint the individual designated by us to be his attorney-in-fact to vote on his behalf on all Baidu Netcom matters requiring shareholder approval. We cannot assure you, however, that when conflicts of interest arise, Mr. Li will act completely in our interests or that conflicts of interests will be resolved in our favor. In addition, Mr. Li could violate his employment agreement with us or his legal duties by diverting business opportunities from us to others. If we cannot resolve any conflicts of interest between us and Mr. Li, we would have to rely on legal proceedings, which could result in the disruption of our business.

Our corporate actions are substantially controlled by our principal shareholders and affiliated entities.

After this offering, our principal shareholders and their affiliated entities will own approximately                     % of our outstanding ordinary shares, representing approximately                     % of our voting power due to our dual-class ordinary share structure. These shareholders, acting individually or as a group, could exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase shares in this offering.

We may be unable to collect long-term loans to the shareholders of Baidu Netcom.

As of March 31, 2005, we had made long-term loans in an aggregate principal amount of RMB2.0 million (US$0.2 million) to the shareholders of Baidu Netcom. We extended these loans to help them fund the initial capitalization of Baidu Netcom. We may in the future provide additional loans to the shareholders of Baidu Netcom in connection with any increase in the capitalization of Baidu Netcom to the extent necessary and permissible under applicable law. Our ability to ultimately collect these loans will depend on the profitability of Baidu Netcom and its operational needs, which are uncertain.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. Since early 2004, the PRC government has implemented certain measures to control the pace of economic growth. Such measures may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition.

Regulation and censorship of information disseminated over the Internet in China may adversely affect our business and subject us to liability for information linked to our website.

The PRC government has adopted regulations governing Internet access and the distribution of news and other information over the Internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide Internet content and other licenses and the closure of the concerned websites. In the past, failure to comply with such requirements has resulted in the closure of certain websites. The website operator may also be held liable for such censored information displayed on or linked to the website.

In addition, the Ministry of Information Industry has published regulations that subject website operators to potential liability for content displayed on their websites and the actions of users and others using their systems, including liability for violations of PRC laws prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local Internet service provider to block any Internet website at its sole discretion. From time to time, the Ministry of Public Security has stopped the dissemination over the Internet of information which it believes to be socially destabilizing. The State Secrecy Bureau is also authorized to block any website it deems to be leaking State secrets or failing to meet the relevant regulations relating to the protection of State secrets in the dissemination of online information.

In June 2002, we were required to shut down our server for one week and pay an RMB10,000 fine because our search results contained certain content that the public security authorities considered socially harmful. Although we attempt to monitor the content in our search results and on our Baidu Post Bar, a query-based online community, we are not able to control or restrict the content of other Internet content providers linked to or accessible through our websites, or content generated or placed on our Baidu Post Bar message boards by our users. To the extent that PRC regulatory authorities find any content displayed on our websites objectionable, they may require us to limit or eliminate the dissemination of such information on our websites, which may reduce our user traffic and have an adverse effect on our business. In addition, we may be subject to penalties for violations of those regulations arising from information displayed on or linked to our websites, including a suspension or shutdown of our online operations.

PRC government authorities may deem certain third-party websites unlawful and could require us to remove links to such websites, which may reduce our user traffic and have a material adverse effect on our business.

The Internet industry in China, including the operation of online activities, is extensively regulated by the PRC government. Various PRC government authorities such as the State Council, the Ministry of Information Industry, the State Administration for Industry and Commerce, the State Press and Publication Administration and the Ministry of Public Security are empowered to issue and implement regulations governing various aspects of the Internet and online activities. Substantial uncertainties exist regarding the potential impact of current and future PRC laws and regulations on Internet search providers. We are not able to control or restrict the operation of third-party websites linked to or accessible through our website. If third-party websites linked to or accessible through our websites operate unlawful activities such as online gambling on their websites, PRC regulatory authorities may require us to remove the links to such websites or suspend or shut down the operation of such websites. This in turn may reduce our user traffic and adversely affect our business. In addition, we may be subject to potential liabilities for providing links to third-party websites that operate unlawful activities.

Intensified government regulation of Internet cafes could restrict our ability to maintain or increase user traffic to our website.

In April 2001, the PRC government began tightening its regulation of Internet cafes. In particular, a large number of unlicensed Internet cafes have been closed. In addition, the PRC government has imposed higher capital and facility requirements for the establishment of Internet cafes. Furthermore, the PRC government’s policy, which encourages the development of a limited number of national and regional Internet cafe chains and discourages the establishment of independent Internet cafes, may slow down the growth of Internet cafes. Recently, the Ministry of Culture, together with other government authorities, issued a joint notice suspending the issuance of new Internet cafe licenses. It is unclear when this suspension will be lifted. So long as Internet cafes are one of the primary venues for our users to access our website, any reduction in the number, or any slowdown in the growth, of Internet cafes in China could limit our ability to maintain or increase user traffic to our website.

If PRC law were to phase out the preferential tax benefits currently being extended to foreign invested enterprises and “new or high-technology enterprises” located in a high-tech zone, we would have to pay more taxes, which could have a material and adverse effect on our financial condition and results of operations.

Under PRC laws and regulations, a foreign invested enterprise may enjoy preferential tax benefits if it is registered in a high-tech zone and also qualifies as “new or high-technology enterprise”. As a foreign invested enterprise as well as a certified “new or high-technology enterprise” located in a high-tech zone in Beijing, Baidu Online is entitled to a three-year exemption from enterprise income tax beginning from its first year of operation, a 7.5% enterprise income tax rate for another three years followed by a 15% tax rate so long as it continues to qualify as a “new or high-technology enterprise.” Baidu Online is currently subject to a 7.5% enterprise income tax rate and will become subject to a 15% rate beginning in 2006 for so long as its status as a “new or high-technology enterprise” remains unchanged. Furthermore, Baidu Online may apply for a refund of the 5% business tax levied on its total revenues derived from its technology consulting services. We also intend to apply for similar preferential tax benefits for our newly established subsidiary, Baidu China, in the near future. If the PRC law were to phase out preferential tax benefits currently granted to “new or high-technology enterprises” and technology consulting services, we would be subject to the standard statutory tax rate, which currently is 33%, and we would be unable to obtain business tax refunds for our provision of technology consulting services. Loss of these preferential tax treatments could have a material and adverse effect on our financial condition and results of operations.

Our subsidiaries and Baidu Netcom are subject to restrictions on paying dividends and making other payments to us.

We are a holding company incorporated in the Cayman Islands and do not have any assets or conduct any business operations other than our investments in our subsidiaries and Baidu Netcom. As a result of our holding company structure, we rely entirely on dividends payments from our subsidiaries in China after they receive payments from Baidu Netcom under various service and other contractual arrangements. However, PRC regulations currently permit payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and regulations. Our subsidiaries and affiliated entity in China are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserve funds. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of China. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. See “—Government control of currency conversion may affect the value of your investment.” Furthermore, if our subsidiaries or affiliated entity in China incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or either of our subsidiaries is unable to receive all of the revenues from our operations through these contractual or dividend arrangements, we may be unable to pay dividends on our ordinary shares and ADSs.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our subsidiaries and Baidu Netcom. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us, our management or the experts named in the prospectus.

We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all of our senior executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon our senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC counsel has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our affiliated entity to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Recent PRC regulations relating to acquisitions of PRC companies by foreign entities may create regulatory uncertainties that could limit our PRC subsidiaries’ ability to distribute dividends or otherwise adversely affect the implementation of our acquisition strategy.

The PRC State Administration of Foreign Exchange, or SAFE, issued a public notice in January 2005 concerning foreign exchange regulations on mergers and acquisitions in China. The public notice states that if an offshore company intends to acquire a PRC company, such acquisition will be subject to strict examination by the relevant foreign exchange authorities. The public notice also states that the approval of the relevant foreign exchange authorities is required for any sale or transfer by the PRC residents of a PRC company’s assets or equity interests to foreign entities, such as us, for equity interests or assets of the foreign entities.

In April 2005, SAFE issued another public notice clarifying the January notice. In accordance with the April notice, if an acquisition of a PRC company by an offshore company controlled by PRC residents had been confirmed by a Foreign Investment Enterprise Certificate prior to the issuance of the January notice, each of the PRC residents is required to submit a registration form to the local SAFE branch to register his or her respective ownership interests in the offshore company. The SAFE notices do not specify the timeframe during which such registration must be completed. The PRC resident must also amend such registration form if there is a material event affecting the offshore company, such as, among other things, a change to share capital, a transfer of shares, or if such company is involved in a merger and an acquisition or a spin-off transaction or uses its assets in China to guarantee offshore obligations. We have notified our shareholders who are PRC residents to register with the local SAFE branch as required under the SAFE notices. However, we cannot provide any assurances that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or approvals required by these SAFE notices. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth therein may subject us to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to our company.

As it is uncertain how the SAFE notices will be interpreted or implemented, we cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our results of operations and financial condition. In addition, if we decide to acquire a PRC company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the SAFE notices. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Fluctuation in the value of RMB may have a material adverse effect on your investment.

The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. Although the exchange rate between RMB and the U.S. dollar has been effectively pegged by the People’s Bank of China since 1994, there can be no assurance that RMB will remain pegged to the U.S. dollar, especially in light of the significant international pressure on the Chinese government to permit the free floatation of the RMB, which could result in an appreciation of RMB against the U.S. dollar. Our revenues and costs are mostly denominated in RMB, while a significant portion of our financial assets are denominated in U.S. dollars. We rely entirely on dividends and other fees paid to us by our subsidiaries and affiliated entity in China. Any significant revaluation of RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. An appreciation of RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into RMB, as RMB is our reporting currency.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the effects of SARS or another epidemic or outbreak. China reported a number of cases of SARS in April 2004. Any prolonged recurrence of SARS or other adverse public health developments in China may have a material adverse effect on our business operations. For instance, health or other government regulations adopted in response may require temporary closure of Internet cafes, which is where many users access our websites, or of our offices. Such closures would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of SARS or any other epidemic.

Risks Related to Our ADSs and This Offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. We have applied to list our ADSs on the Nasdaq National Market. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

The initial public offering price for our ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The market price for our ADSs may be volatile.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	conditions in Internet search and online marketing markets;

•	changes in the economic performance or market valuations of other Internet search or Internet companies;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between RMB and the U.S. dollar;

•	intellectual property litigation;

•	release of lock-up or other transfer restrictions on our outstanding ADSs or sales of additional ADSs; and

•	general economic or political conditions in China.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

You will experience immediate and substantial dilution in the net tangible book value of ADSs purchased.

The initial public offering price per ADSs will be substantially higher than the net tangible book value per ADS prior to the offering. Consequently, when you purchase ADSs in the offering at the assumed initial public offering price, you will incur immediate dilution of US$                     per ADS. See “Dilution.”

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the net proceeds from this offering will be sufficient to meet our anticipated cash needs for the near future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales or the perception of sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have                      ordinary shares outstanding including                      Class A ordinary shares represented by                      ADSs, assuming the underwriters do not exercise the over-allotment option. All ADSs sold in this offering, other than the up to                      ADSs sold in our directed share program, will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the applicable lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. See “Shares Eligible for Future Sale” and “Underwriting” for a detailed description of the lock-up restrictions. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the lead underwriters for this offering. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

In addition, certain holders of our Class B ordinary shares will have the right to cause us to register the sale of an aggregate of                      shares under the Securities Act, subject to a 180-day lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will mail to you a shareholder meeting notice which contains, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (i) we do not wish such proxy given, (ii) substantial opposition exists, or (iii) such matter materially and adversely affects the rights of shareholders.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties.

In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct substantially all of our operations in China and all of our officers reside outside the United States.

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our wholly owned subsidiaries in China. All of our officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2004 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our management will have considerable discretion as to the use of the net proceeds to be received by us from this offering.

We have not allocated the majority of the net proceeds to be received by us of this offering to any particular purpose. Rather, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

We will be subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2006. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Prior to this offering, we have been a young, private company with limited accounting personnel and other resources with which to address our internal controls and procedures. As a result, when our independent auditors audited our consolidated financial statements for the three years ended December 31, 2004 in connection with this offering, they identified a number of control deficiencies in our internal control procedures which, in the judgment of our independent auditors, could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of our management in the financial statements. None of the control deficiencies discovered by our auditors were related to any fraudulent acts. We plan to remedy these control deficiencies in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls, on an ongoing basis, over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

On May 30, 2005, our shareholders amended and restated our memorandum and articles of association to provide for a dual-class ordinary share structure. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. We will issue Class A ordinary shares represented by our ADSs in this offering. All of our existing shareholders, including our founders, directors, officers and employees, hold our Class B ordinary shares, and our outstanding preferred shares will automatically convert into Class B ordinary shares immediately prior to the closing of this offering. We intend to maintain the dual-class ordinary share structure after the closing of this offering. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. In addition, if at any time our chairman and executive officer, Robin Yanhong Li, and his affiliates collectively own less than 5% of the total number of the issued and outstanding Class B ordinary shares, each issued and outstanding Class B ordinary share shall be automatically and immediately converted into one share of Class A ordinary share, and we shall not issue any Class B ordinary shares thereafter.

Due to the disparate voting powers attached to these two classes, our existing shareholders will have significant voting power over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Our articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

We intend to adopt an amended and restated articles of association that will become effective immediately upon the closing of this offering. Currently, we are considering whether to include certain provisions in our new articles of association that could limit the ability of others to acquire control of our company. If we decide to include these provisions, they could deprive our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

We currently intend to include the following provisions in our new articles that may have the effect of delaying or preventing a change of control of our company:

•	Our new articles provides for a dual-class ordinary share structure.

•	Our board of directors has the authority, without approval by the shareholders, to issue up to a total of shares of preferred shares in one or more series. Our board of directors may establish the number of shares to be included in each such series and may fix the designations, preferences, powers and other rights of the shares of a series of preferred shares.

•	Our board of directors has the right to elect directors to fill a vacancy created by the increase of the board of directors or the resignation, death or removal of a director, which prevents shareholders from having the sole right to fill vacancies on our board of directors.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as new rules subsequently implemented by SEC and Nasdaq, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequence to U.S. Holders.

Based on the assumed initial public offering price of the ADSs and our ordinary shares in this offering and the expected price of the ADSs and our ordinary shares following the offering, we do not expect to be considered a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2005. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year) and we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2005 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) or least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our ADSs and ordinary shares, which is likely to fluctuate after the offering (and may fluctuate considerably given that market prices of technology companies have been especially volatile). In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

When we account for employee share options using the fair value method, such accounting treatment could significantly reduce our net income.

On December 16, 2004, the Financial Accounting Standard Board, or FASB, issued FASB Statement No. 123(R), Share-Based Payment, which requires a public company to recognize, as an expense, the fair value of stock options and other share-based compensation to employees at the first fiscal year that begins on or after June 15, 2005. Currently, we record share-based compensation to the extent that the fair value of the shares on the date of grant exceeds the exercise price of the option. We recognize compensation expense over the related vesting periods. If we had used the fair value method of accounting for share options granted to employees prior to January 1, 2005 using a Black-Scholes option valuation formula assuming zero percent volatility, our net income would have been RMB1.1 million (US$0.1 million) less than reported for the year ended December 31, 2004. For the periods after December 31, 2005, we could have ongoing accounting charges significantly greater than those we would have recorded under our current method of accounting for share options. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Critical Accounting Policies” and Note 16 to our consolidated financial statements included in this prospectus for a more detailed presentation of accounting for share-based compensation plans.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	expected changes in our margins and certain cost or expense items as a percentage of our net revenues;

•	our ability to attract and retain users and customers;

•	the outcome of ongoing, or any future, litigation or arbitration;

•	competition in the Chinese language Internet search market;

•	the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; and

•	PRC governmental policies relating to the Internet and Internet search providers.

You should read thoroughly this prospectus and the documents that we refer to herein with the understanding that our actual future results may be materially different from or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an emerging and evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we access the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$                     million or approximately US$                     million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and the estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of US$                     per ADS, the mid-point of the estimated range shown on the front cover page of this prospectus. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

As of the date of this prospectus, we have not allocated any specific portion of the net proceeds of this offering for any particular purpose discussed below. We may use the net proceeds to purchase software, hardware or services, hire personnel, acquire businesses or assets, or for other general corporate purposes. We plan to use the net proceeds we receive from this offering as follows:

•	to enhance our user experience by:

•	investing in the research and development of core search engine technology;

•	investing in the development of new products and services, although we have not identified any specific new products or services in which we plan to make significant investments in the near future;

•	acquiring additional bandwidth and servers to expand our network capacity; and

•	acquiring products or technologies that we believe will help us enhance our user experience;

•	to expand our customer base by:

•	developing innovative online marketing products and services;

•	improving the effectiveness and efficiency of our distribution network;

•	further promoting our brand and enhancing our efforts to market our products and services; and

•	acquiring businesses that may help us further expand our online marketing services; and

•	for general corporate purposes.

We expect to allocate our distribution, branding and marketing resources according to our business needs. We do not have any current plan to concentrate our resources on specific geographic region or industry.

In utilizing the proceeds of this offering, we may make loans to Baidu Online and Baidu Netcom, or we may subscribe to equity interests of these entities. Any loans to or investment in Baidu Online or Baidu Netcom are subject to PRC government approval. For example:

•	loans by us to Baidu Online, as a wholly foreign-owned enterprise, to finance its activities cannot exceed statutory limits and must be registered with the SAFE; and

•	loans by us to Baidu Netcom, which is a domestic PRC enterprise, must be approved in accordance with PRC law.

We may also decide to finance Baidu Online by subscribing to its equity interest, which is subject to approval of the Ministry of Commerce or its local counterpart. Since Baidu Netcom holds the license for Internet content services, or the ICP license, we are not likely to finance its activities by subscribing to its equity interest as regulations limit our ability to hold equity interests in an Internet content provider. We cannot assure you that we can obtain these government registrations or approvals on a timely basis, if at all, with respect to our future loans to or investment in Baidu Online or Baidu Netcom.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

We intend to invest any additional net proceeds in short-term, interest-bearing, debt instruments or bank deposits. These investments may have a material adverse effect on the U.S. federal income tax consequences of your investment in our ADSs. These consequences are described in more detail in “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

DIVIDEND POLICY

We have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount of our dividends will depend upon our future operations and earnings, capital requirements and surplus, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The	following table sets forth our capitalization as of March 31, 2005:

•	on an actual basis;

•	on a pro forma basis to give effect to the conversion of all our 11,548,682 ordinary shares issued as of March 31, 2005 into 11,548,682 Class B ordinary shares on May 30, 2005 and the automatic conversion of all of our outstanding preferred shares into 16,648,877 Class B ordinary shares immediately prior to the closing of this offering; and

•	on a pro forma as adjusted basis to reflect the conversion of all our 11,548,682 ordinary shares issued as of March 31, 2005 into 11,548,682 Class B ordinary shares on May 30, 2005 and the automatic conversion of all of our outstanding preferred shares into 16,648,877 Class B ordinary shares immediately prior to the closing of this offering, and the issuance and sale of Class A ordinary shares in the form of ADSs by us in this offering, assuming an initial public offering price of US$ per share (which is the mid-point of the estimated public offering price range), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2005
(in thousands except share numbers)	Actual		Pro Forma		Pro Forma As Adjusted

	RMB	US$	RMB	US$	RMB	US$
Redeemable Convertible Preferred Shares
Series A, par value US$0.00005 per share; authorized, issued and outstanding 4,800,000 shares	9,307	1,124	—	—	—	—
Series B, par value US$0.00005 per share; authorized, issued and outstanding 9,600,000 shares	82,315	9,946	—	—	—	—
Series C, par value US$0.00005 per share; authorized, issued and outstanding 2,248,877 shares	119,730	14,466	—	—	—	—

	211,352	25,536	—	—	—	—

Shareholders’ equity:	5,342	646	216,694	26,182
Ordinary shares, par value US$0.00005 per share, 853,751,123 shares authorized, 11,548,682 shares issued and outstanding	5	1	—	—	—	—
Class B Ordinary shares, par value US$0.00005 per share, 31,326,801 shares authorized, 28,197,559 shares issued and outstanding	—	—	12	2
Class A Ordinary shares, par value US$0.00005 per share, 822,424,322 shares authorized, shares issued and outstanding	—	—	—	—
Additional paid-in capital	49,439	5,974	260,784	31,509
Statutory reserve	523	63	523	63
Accumulated losses	(44,625)	(5,392)	(44,625)	(5,392)

Total shareholders’ equity	5,342	646	216,694	26,182

Total capitalization	216,694	26,182	216,694	26,182

DILUTION

Our net tangible book value as of March 31, 2005 was approximately US$                     per ordinary share, and US$                     per ADS. Net tangible book value per ordinary share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of ordinary shares outstanding. Dilution is determined by subtracting net tangible book value per ordinary share from the assumed public offering price per ordinary share.

Without taking into account any other changes in such net tangible book value after March 31, 2005, other than to give effect to (i) the conversion of all of our preferred shares into ordinary shares, which will occur immediately prior to the closing of this offering, and (ii) our sale of the                      ADSs offered in this offering, at an assumed initial public offering price of US$                     per ADS and after deduction of underwriting discounts and commissions and estimated offering expenses (assuming the over-allotment option is not exercised), our pro forma net tangible book value at March 31, 2005 would have been US$                     per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, or US$                     per ADS. This represents an immediate increase in net tangible book value of US$                     per ordinary share, or US$                     per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$                     per ordinary share, or US$                     per ADS, to investors of ADSs in this offering.

The following table illustrates the dilution on a per ordinary share basis assuming that the initial public offering price per ordinary share is US$                     and all ADSs are exchanged for ordinary shares:

Assumed initial public offering price per ordinary share	US$
Net tangible book value per ordinary share	US$

Amount of dilution in net tangible book value per ordinary share to new investors in the offering	US$

Amount of dilution in net tangible book value per ADS to new investors in the offering	US$

The following table summarizes, on a pro forma basis as of                     , 2005, the differences between the shareholders as of                     , 2005 and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid at an assumed initial public offering price of US$                     per ADS before deducting estimated underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include                      ADSs issuable pursuant to the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent

Existing shareholders	US$	%	US$	%	US$	US$
New investors

Total	US$	%	US$	%

The discussion and tables above also assume no exercise of any outstanding share options. As of March 31, 2005, there were                      ordinary shares issuable upon exercise of outstanding share options at a weighted average exercise price of US$                     per share, and there were                      ordinary shares available for future issuance upon the exercise of future grants under our 2005 share incentive plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China and all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this prospectus is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this prospectus were made at a rate of RMB8.2765 to US$1.00, the noon buying rate in effect as of June 30, 2005. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On July 11, 2005, the noon buying rate was RMB8.2765 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

Period	Noon Buying Rate
	Period-End	Average (1)	Low	High
	(RMB per US Dollar)
2000	8.2774	8.2784	8.2799	8.2768
2001	8.2766	8.2770	8.2786	8.2676
2002	8.2800	8.2770	8.2800	8.2669
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2771	8.2765
2005
January	8.2765	8.2765	8.2765	8.2765
February	8.2765	8.2765	8.2765	8.2765
March	8.2765	8.2765	8.2765	8.2765
April	8.2765	8.2765	8.2765	8.2765
May	8.2765	8.2765	8.2765	8.2765
June	8.2765	8.2765	8.2765	8.2765
July (through July 11)	8.2765	8.2765	8.2765	8.2765

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy the following benefits:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Maples and Calder, our counsel as to Cayman Islands law, and Commerce & Finance Law Offices, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable (other than a sum payable in respect of taxes, fines, penalties or similar charges) may be subject to enforcement proceedings as debt in the courts of the Cayman

Islands under the common law doctrine of obligation. Moreover, the Cayman Island courts would not recognize or enforce judgments against us to the extent the judgment is punitive or penal; civil liability provisions of the U.S. federal and state securities law permit punitive damages against us. It is uncertain whether a judgment obtained from U.S. courts under civil liability provisions of U.S. federal or state securities law would be regarded by the Cayman Islands courts as penal or punitive in nature. Such a determination has yet to be made by any Cayman Islands court.

Commerce & Finance Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. Under the PRC Civil Procedures Law, courts in China may recognize and enforce foreign judgments pursuant to treaties between China and the country where the judgment is rendered or based on reciprocity arrangements for the recognition and enforcement of foreign judgments between jurisdictions. If there are neither treaties nor reciprocity arrangements between China and a foreign jurisdiction where a judgment is rendered, according to the PRC Civil Procedures Law, matters relating to the recognition and enforcement of a foreign judgment in China may be resolved through diplomatic channels. China does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States or the Cayman Islands. As a result, it is generally difficult to recognize and enforce in China a judgment rendered by a court in either of these two jurisdictions.

CORPORATE STRUCTURE

Corporate History

On January 18, 2000, our company was incorporated in the Cayman Islands by our founders, Robin Yanhong Li and Eric Yong Xu. On the same date, we established our first wholly owned subsidiary, Baidu Online, in Beijing, China. In June 2005, we established our second wholly owned subsidiary, Baidu China, in Shanghai, China.

We formed an intermediate holding company, Baidu Holdings Limited, in the British Virgin Islands in February 2000. Other than the equity interests in our subsidiaries in China, this company does not own any assets or conduct any operations.

PRC laws restrict foreign ownership of Internet content provision and advertising businesses. To comply with PRC laws, Baidu Netcom was formed by Robin Yanhong Li and Eric Yong Xu on June 5, 2001. Baidu Netcom holds the licenses and permits necessary to operate our websites and provide our online advertising services in China. Our relationships with Baidu Netcom and its shareholders are governed by a series of contractual arrangements. We are able to substantially control Baidu Netcom through these contractual arrangements. Accordingly, we have consolidated Baidu Netcom’s historical financial results in our financial statements as a variable interest entity pursuant to U.S. GAAP.

In the opinion of Commerce & Finance Law Offices, our PRC legal counsel, (1) the ownership structure of, Baidu Online and Baidu Netcom, complies with, and immediately after this offering, will comply with, current PRC laws and regulations; (2) our contractual arrangements with Baidu Netcom and its shareholders are valid and binding on all parties to these arrangements, and do not violate current PRC laws or regulations; and (3) the business operations of our company, Baidu Online and Baidu Netcom comply with current PRC laws and regulations.

Corporate Ownership Structure

The following diagram illustrates our current corporate structure and the place of formation and affiliation of each of our subsidiaries and Baidu Netcom as of the date of this prospectus.

*	A limited liability company incorporated in the PRC

Equity interest

Contractual arrangements including business cooperation agreement, operating agreement, license agreements, proxy agreement, and technology consulting service agreement. For a description of these agreements, see “Corporate Structure—Contractual Arrangements with Baidu Netcom and its Shareholders.”

Contractual arrangements including proxy agreement, equity pledge agreement, option agreement, operating agreement, loan agreement and irrevocable power of attorney. For a description of these agreements, see “Corporate Structure—Contractual Arrangements with Baidu Netcom and its Shareholders.”

Material Operating Entities

Baidu Online. Since our inception, we have conducted our operations in China primarily through Baidu Online, a wholly foreign-owned enterprise in China. Baidu Online operates our P4P and enterprise search software businesses and also provides technology consulting and other related services to Baidu Netcom. See “— Contractual Arrangements with Baidu Netcom and its Shareholders.”

Baidu Netcom. We provide our online advertising and Internet content provider services through Baidu Netcom, a limited liability company established in China. Robin Yanhong Li and Eric Yong Xu, both of whom are PRC citizens, owns 75% and 25% of Baidu Netcom, respectively. Mr. Li is our co-founder, chairman and chief executive officer. Mr. Xu is our co-founder and is not currently involved in our management. Baidu Netcom operates our Baidu.com and Hao123.com websites and holds the licenses and approvals necessary to operate our websites and conduct our online advertising business in China. Baidu Netcom does not separately hire employees to operate the online advertising business. Baidu Online seconds employees to Baidu Netcom for the online advertising business. Such arrangement is part of the technology consulting services that Baidu Online provides to Baidu Netcom. In return, Baidu Netcom bears the costs and expenses related to these employees.

Contractual Arrangements with Baidu Netcom and its Shareholders

Our relationships with Baidu Netcom and its shareholders are governed by a series of contractual arrangements. Under PRC laws, each of Baidu Online and Baidu Netcom is an independent legal person and neither of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Baidu Online and Baidu Netcom, Baidu Netcom does not transfer any other funds generated from its operations to Baidu Online. In March 2005, we restructured these contractual arrangements as follows.

Technology Consulting Service Agreement. Pursuant to the exclusive technology consulting service agreement between Baidu Online and Baidu Netcom, Baidu Online has the exclusive right to provide to Baidu Netcom technology consulting services related to the maintenance of servers, software development and design of advertisements. Baidu Online also seconds employees to Baidu Netcom for whom Baidu Netcom bears the costs and expenses. Baidu Online owns the intellectual property rights related to the software developed by Baidu Online for Baidu Netcom. Baidu Netcom pays monthly service fees to Baidu Online based upon a pre-agreed formula, which takes into account the number of monthly page views and the basic fee for every one thousand page views of advertisements displayed on our websites. The basic fee for every one thousand page views is subject to periodic adjustment. The current rate of the basic fee is RMB0.9. The term of this agreement is ten years from the date thereof.

Business Cooperation Agreement. Pursuant to the business cooperation agreement between Baidu Netcom and Baidu Online, Baidu Netcom provides Internet information services, Internet advertising services and related services to Baidu Online to enable Baidu Online to provide P4P services on the websites owned and operated by Baidu Netcom, and Baidu Online provides search engine technology services to Baidu Netcom. Baidu Online agrees to pay a monthly fee of RMB10,000 to Baidu Netcom. The term of this agreement is ten years from the date thereof.

Operating Agreement. Pursuant to the operating agreement among Baidu Online, Baidu Netcom and the shareholders of Baidu Netcom, Baidu Online provides guidance and instructions on Baidu Netcom’s daily operations and financial affairs. The shareholders of Baidu Netcom must designate the candidates recommended by Baidu Online as their representatives on Baidu Netcom’s board of directors. Baidu Online has the right to appoint senior executives of Baidu Netcom. In addition, Baidu Online agrees to guarantee Baidu Netcom’s performance under any agreements or arrangements relating to Baidu Netcom’s business arrangements with any third party. Baidu Netcom, in return, agrees to pledge its accounts receivable and all of its assets to Baidu Online. Moreover, Baidu Netcom agrees that without the prior consent of Baidu Online, Baidu Netcom will not engage in any transactions that could materially affect the assets, liabilities, rights or operations of Baidu Netcom, including, without limitation, incurrence or assumption of any indebtedness, sale or purchase of any assets or rights, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party or transfer of any agreements relating to its business operation to any third party. The term of this agreement is ten years from the date thereof.

Software License Agreement. Under the software license agreement, Baidu Online granted Baidu Netcom a non-exclusive, non-assignable and non-transferrable right to use “Baidu Chinese Search Engine” and “Baidu Internet P4P System” software. Baidu Netcom can only use the software on its designated operating systems to process its internal data. The annual license fee for each software is RMB5.0 million. When deciding the amount of the annual license fee, Baidu Online and Baidu Netcom considered several factors, including functionality and quality of the software, past and ongoing research and development costs incurred by Baidu Online in developing and upgrading the software, license fees of other portal search software applications, Baidu Online’s enterprise search application license fees, and Baidu Netcom’s financial resources and projected operating results. The term of the license agreement is five years from the date thereof.

Other License Agreements. Under these license agreements, Baidu Online granted Baidu Netcom the right to use the registered domain names, trademarks and web layout for the websites owned and operated by Baidu Netcom on an exclusive basis. The annual license fee under each license agreement is RMB10,000, subject to certain adjustments. The term of each license agreement is five years from the date thereof.

Proxy Agreement. Pursuant to the proxy agreement among Baidu Online, Baidu Netcom and shareholders of Baidu Netcom, the shareholders of Baidu Netcom agree to entrust all the rights to exercise their voting power to the person(s) appointed by Baidu Online. The term of the proxy agreement is 10 years from the date thereof.

Equity Pledge Agreement. Under the equity pledge agreement between the shareholders of Baidu Netcom and Baidu Online, the shareholders of Baidu Netcom pledged all of their equity interests in Baidu Netcom to Baidu Online to guarantee their obligations under the loan agreement and Baidu Netcom’s performance of its obligations under the technology consulting agreement. If Baidu Netcom or either of its shareholders breaches its respective contractual obligations, Baidu Online, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The shareholders of Baidu Netcom agreed not to dispose of the pledged equity interests or take any actions that would prejudice Baidu Online’s interest. The equity pledge agreement will expire two years after Baidu Netcom and its shareholders fully perform their respective obligations under the exclusive technology consulting service agreement and the loan agreement.

Option Agreement. Under the option agreement between the shareholders of Baidu Netcom and Baidu Online, the shareholders of Baidu Netcom irrevocably granted Baidu Online or its designated person an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Baidu Netcom for the cost of the initial contributions to the registered capital or the minimum amount of consideration permitted by applicable PRC law. Baidu Online or its designated person has sole discretion to decide when to exercise the option, whether in part or in full. The term of this agreement is ten years from the date thereof.

Loan Agreement. Under the loan agreement between the shareholders of Baidu Netcom and Baidu Online, the parties confirmed that Baidu Online had made an RMB2.0 million interest-free loan to the shareholders of Baidu Netcom solely for the latter to fund the initial capitalization of Baidu Netcom in June 2001. The loan can be repaid only with the proceeds from sale of the shareholder’s equity interest in Baidu Netcom to Baidu Online. The term of the agreement is ten years from the date thereof.

Irrevocable Power of Attorney. The shareholders of Baidu Netcom have each executed an irrevocable power of attorney to appoint Shawn Wang and David Hongbo Zhu as their attorneys-in-fact to vote on their behalf on all Baidu Netcom matters requiring shareholder approval. The appointment of Shawn Wang and David Hongbo Zhu as attorneys-in-fact will terminate if either person is no longer employed by Baidu Online. The term of each power of attorney is ten years from the date thereof.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statement of operations data for the three years ended December 31, 2002, 2003 and 2004 and the consolidated balance sheet data as of December 31, 2003 and 2004 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The selected consolidated statement of operations data for the three months ended March 31, 2004 and 2005 and the selected consolidated balance sheet data as of March 31, 2005 have been derived from our unaudited condensed interim consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited condensed interim consolidated financial information on the same basis as our audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our historical results do not necessarily indicate results expected for any future periods. In addition, our unaudited results for the three months ended March 31, 2005 may not be indicative of our results for the full year ended December 31, 2005. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our selected consolidated statement of operations data for the two years ended December 31, 2000 and 2001 and our consolidated balance sheet data as of December 31, 2000, 2001 and 2002 have been derived from our unaudited consolidated financial statements which are not included in this prospectus, but which have been prepared on the same basis as our audited consolidated financial statements.

	For the Year Ended December 31,						For the Three Months Ended March 31,
(in thousands except per share and per ADS data)	2000	2001	2002	2003	2004		2004	2005
	RMB	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
Consolidated Statement of Operations Data:
Revenues:
Online marketing services	—	202	4,292	31,775	106,854	12,910	15,695	43,019	5,198
Enterprise search software and related services	—	366	1,724	2,803	7,958	962	1,412	2,076	251
Portal search services	1,340	5,955	5,004	5,993	2,639	319	867	581	70

Total revenues	1,340	6,523	11,020	40,571	117,451	14,191	17,974	45,676	5,519
Less: Business tax and surcharges	(41)	(295)	(496)	(1,933)	(6,542)	(790)	(824)	(3,048)	(368)

Total net revenues	1,299	6,228	10,524	38,638	110,909	13,401	17,150	42,628	5,151
Operating costs and expenses:
Cost of revenues	(1,324)	(4,706)	(9,519)	(20,703)	(32,985)	(3,985)	(5,747)	(12,570)	(1,519)
Selling, general and administrative	(5,644)	(10,653)	(11,930)	(16,930)	(39,004)	(4,713)	(5,822)	(15,698)	(1,897)
Research and development	(1,647)	(3,868)	(3,885)	(5,191)	(11,406)	(1,378)	(2,032)	(5,479)	(662)
Share-based compensation	(9,440)	(5,043)	(4,233)	(5,109)	(16,510)	(1,995)	(2,607)	(6,142)	(741)

Total operating costs and expenses	(18,055)	(24,270)	(29,567)	(47,933)	(99,905)	(12,071)	(16,208)	(39,889)	(4,819)
Operating (loss)/profit	(16,756)	(18,042)	(19,043)	(9,295)	11,004	1,330	942	2,739	332
Interest income	1,233	2,679	586	325	1,135	137	31	777	94
Other income (expense), net	—	(502)	(120)	85	347	42	65	—	—
Taxation	—	—	—	—	(481)	(59)	—	(1,015)	(123)

Net (loss)/income	(15,523)	(15,865)	(18,577)	(8,885)	12,005	1,450	1,038	2,501	303
Net (loss)/income per ordinary share:
Basic	(7.00)	(3.19)	(2.44)	(0.87)	1.09	0.13	0.10	0.22	0.03
Diluted	(7.00)	(3.19)	(2.44)	(0.87)	0.43	0.05	0.04	0.08	0.01
Net (loss)/income per ADS:
Basic
Diluted
Weighted average number of ordinary shares used in per share calculations:
Basic	2,218	4,967	7,622	10,189	10,983	10,983	10,876	11,508	11,508
Diluted	2,218	4,967	7,622	10,189	28,124	28,124	26,930	29,808	29,808
Pro forma net earnings per share on an as converted basis for Class A and Class B ordinary shares
Basic					0.45	0.05		0.09	0.01
Diluted					0.43	0.05		0.08	0.01
Pro forma weighted average aggregate number of ordinary shares on an as converted basis used in per share calculations for Class A and Class B ordinary shares
Basic					26,696	26,696		28,157	28,157
Diluted					28,124	28,124		29,808	29,808

	As of December 31,						As of March 31,
(in thousands)	2000	2001	2002	2003	2004		2005
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Consolidated Balance Sheets Data:
Cash and cash equivalents	80,919	71,511	58,009	62,825	200,196	24,188	194,255	23,471
Total assets	86,481	79,043	67,549	76,703	262,206	31,680	284,296	34,350
Total current liabilities	844	3,973	6,781	19,639	54,192	6,548	67,602	8,168
Redeemable convertible preferred shares	91,622	91,622	91,622	91,622	211,352	25,536	211,352	25,536
Total shareholders’ (deficit)/equity	(5,985)	(16,552)	(30,854)	(34,558)	(3,338)	(404)	5,342	646
Total liabilities, redeemable convertible preferred shares and shareholders’ equity	86,481	79,043	67,549	76,703	262,206	31,680	284,296	34,350

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section headed “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are the leading Chinese language Internet search provider. Our search engine was the most frequently used search engine in China in 2004, according to iResearch, and our Baidu.com website was the second largest website in China and the seventh largest website globally, as measured by user traffic during the three-month period ended July 9, 2005, according to Alexa.com. We serve three primary constituencies:

•	Users. We provide our users with Chinese language Internet search services, including access to our frequently updated index of over 690 million web pages, 80 million image files and 10 million multimedia files. In addition, we offer Baidu Post Bar, a query-based online community, which currently consists of over 820,000 message boards.

•	Customers. We provide online marketing services to our P4P customers and tailored solutions customers. We define customers in a given period as those that contribute revenues to us during the same period. Our P4P customers are those who primarily use our auction-based P4P services, and our tailored solutions customers are those to whom we provide marketing solutions, which may consist of one or more forms of our online advertising services as well as P4P services. Our P4P services allow customers to use our automated online tools to create text-based descriptions of their web pages and bid on keywords that trigger the display of their web page information and links. Our online advertising services allow customers to use both query sensitive and non-query sensitive advertising services, including text links and graphical advertisements. We also offer enterprise search software and related services to companies and government agencies in China.

•	Baidu Union Members. We have relationships with over 76,000 third-party websites operated in China, which we refer to as Baidu Union. Our Baidu Union members generally place a Baidu search box on their websites to enable their users to access our Baidu.com website by entering a query in the search box. In return, we pay our Baidu Union members a portion of P4P revenues generated from click-throughs on our customers’ links, which are displayed on our websites in response to search queries of users of our Baidu Union websites or directly on their websites. In 2004, approximately a quarter of our total revenues was generated from click-throughs by users of our Baidu Union websites. We have recently begun to offer some of our Baidu Union members contextual marketing services, which we refer to as ProTheme, allowing the display of our customers’ links that are relevant to the content on our Baidu Union websites.

We were incorporated in the Cayman Islands in January 2000 and initially provided Internet search solutions to Chinese portals. We launched our Internet search services on Baidu.com and began generating revenues from our P4P services in September 2001. We believe we were the first P4P services provider in China. We began generating revenues from our other online marketing services in July 2003.

We have grown significantly since our inception. Our total net revenues increased from RMB10.5 million in 2002 to RMB110.9 million (US$13.4 million) in 2004. In 2004 and the three months ended March 31, 2005, we recorded net income of RMB12.0 million (US$1.5 million) and RMB2.5 million (US$0.3 million), respectively.

We incurred share-based compensation expenses of RMB16.5 million (US$2.0 million) and RMB6.1 million (US$0.7 million) in 2004 and the three months ended March 31, 2005, respectively. As of March 31, 2005, we had accumulated losses of approximately RMB44.6 million (US$5.4 million). We first attained profitability in the quarter ended March 31, 2004, but experienced net losses prior to that period. We do not account for our results of operations on a geographic or other basis, and we are unable to allocate costs among our various products and services.

PRC law currently limits foreign ownership of companies that provide Internet content and advertising services. To comply with these foreign ownership restrictions, we operate our websites and provide online advertising services in China through Baidu Netcom, a PRC limited liability company wholly owned by our co-founder and chief executive officer, Robin Yanhong Li, and our co-founder, Eric Yong Xu, both of whom are PRC citizens. Baidu Netcom holds the licenses and approvals necessary to operate our websites and provide online advertising services in China. We have contractual arrangements with Baidu Netcom and its shareholders that enable us to substantially control Baidu Netcom. Accordingly, we consolidate Baidu Netcom’s results in our financial statements. For a description of these contractual arrangements, see “Corporate Structure—Contractual Arrangements with Baidu Netcom and its Shareholders.”

Our limited operating history makes it difficult to predict future results of operations and, therefore, our recent revenue growth should not be taken as an indication of the rate of revenue growth, if any, that can be expected in the future. In addition, our limited operating history provides us with a limited historical basis to assess the impact of our critical accounting policies.

Revenues

In 2004, we generated total revenues of RMB117.5 million (US$14.2 million), of which RMB106.9 million (US$12.9 million), or 91.0%, was derived from our online marketing services. In the three months ended March 31, 2005, we generated total revenues of RMB45.7 million (US$5.5 million), of which RMB43.0 million (US$5.2 million), or 94.2%, was derived from our online marketing services.

For the year ended December 31, 2004 and for the three months ended March 31, 2005, our total net revenues amounted to RMB110.9 million (US$13.4 million) and RMB42.6 million (US$5.2 million), respectively. Our total net revenues are net of PRC business taxes and related surcharges. Baidu Online’s revenues are subject to a 5% business tax. Baidu Netcom’s revenues are subject to a 5% business tax rate, as well as an additional 3% surcharge. We deduct these amounts from our gross revenues to arrive at our total net revenues.

Since PRC laws and regulations related to advertising do not currently classify P4P as a form of advertising, we operate our P4P services through Baidu Online, which does not hold an advertising license. However, we cannot assure you that the PRC government authorities will not classify P4P as a form of advertising in the future. If new regulations characterize P4P as a form of advertising, we may have to conduct our P4P business through Baidu Netcom. This would increase the applicable tax rates to our revenues, as revenues from online advertising services provided by Baidu Netcom are subject to an additional 3% surcharge. Any change in the classification of P4P by the PRC government authorities could cause significant disruption to our business operations and materially and adversely affect our results of operations. See “Risk Factors—Risks Related to Our Corporate Structure—If the PRC government were to classify P4P services as a form of advertising, we may have to conduct our P4P business through Baidu Netcom, which would increase our effective tax rate, and we might be subject to sanctions and required to pay delinquent taxes.”

Revenue Composition

We currently derive revenues primarily from three sources:

•	online marketing services, which accounted for 38.9%, 78.3%, 91.0% and 94.2% of our total revenues in 2002, 2003, 2004 and the three months ended March 31, 2005, respectively;

•	enterprise search software and related services, which accounted for 15.6%, 6.9%, 6.8% and 4.5% of our total revenues in 2002, 2003, 2004 and the three months ended March 31, 2005, respectively; and

•	portal search services, which accounted for 45.5%, 14.8%, 2.2% and 1.3% of our total revenues in 2002, 2003, 2004 and the three months ended March 31, 2005, respectively.

Online Marketing Services. We provide online marketing services to our P4P customers and tailored solutions customers. We generated approximately 91.0% of our total revenues in 2004 from online marketing services, a substantial majority of which was derived from our P4P services. Our P4P customers are those who primarily use our auction-based P4P services, and our tailored solutions customers are those to whom we provide marketing solutions, which may consist of one or more forms of our online advertising services as well as P4P services.

Our P4P platform is an online marketplace that introduces Internet search users to customers who bid or pay a fixed fee based on click-throughs for priority placement of their links in the search results. We recognize P4P revenues when a user clicks on a customer’s link in the search results, based on the amount that the customer has agreed to pay for each click-through or in some cases, other pre-determined performance measures. We have historically acquired our P4P customers primarily through our network of distributors and, to a lesser extent, through our direct sales force.

To our knowledge, distributors typically require advance RMB cash payments from our customers and then may transfer a portion or all of such payments to us in exchange for buying power for our P4P services, which we refer to in this prospectus as “Baidu Currency.” We in effect provide discounts to our distributors and customers for our auction-based P4P services, and the level of discounts depends on the specific arrangement we have with a distributor or a customer. As an illustrative example, a distributor pays us RMB100 in cash and may receive 150 Baidu Currency units in its advance payment account maintained with us. In other words, the distributor is effectively paying RMB66.67 for every 100 units of Baidu Currency, receiving a discount of RMB33.33.

We also require each of our auction-based P4P customers to open an advance payment account with us and maintain a minimum balance of Baidu Currency units in this account. For a P4P customer acquired through a distributor, the distributor typically transfers certain number of Baidu Currency units from its advance payment account with us to the customer’s account. The distributor decides on the number of Baidu Currency units to be transferred to the customer’s account and the timing of such transfer. The number of Baidu Currency units that a customer receives from the distributor for the customer’s cash payment to the distributor is determined based on the negotiation between them. We are not involved in such negotiation and do not know the relevant information. Once the customer’s account is established, the customer may enter keywords it wishes to bid on, the amount it wishes to bid for each keyword, and a brief description of its product and/or service offerings and information necessary for hypertext linking. Bids are expressed as the number of Baidu Currency units that the customer is willing to pay for each click-through by our Internet search users. Our search results are prioritized based on customers’ bids for placement within the results, with the highest bidder appearing at the top of the search results. When a user clicks on the customer’s link appearing in our search results, we recognize revenue upon such click-through and concurrently deduct the number of Baidu Currency units that the customer bid from its account with us. Our distributors and customers are not entitled to any cash redemption for unused Baidu Currency units in their accounts with us. We do not recognize any unused Baidu Currency as revenue.

As an illustrative example, a distributor pays us RMB100 in cash and receives 150 Baidu Currency units. The distributor then transfers 80 Baidu Currency units to a customer’s account with us based on the negotiation between them. If a customer places a bid for one Baidu Currency unit per click-through and there are 50 click-throughs in a given day, we will deduct 50 Baidu Currency units from the customer’s account on that day. For financial reporting purposes, we recognize the cash value of the 50 Baidu Currency units as our revenue from this customer. As the distributor which introduced the customer to us is effectively paying us RMB0.667 for each Baidu Currency unit, the cash value of each Baidu Currency unit transferred by the distributor to the customer is RMB0.667. Accordingly, we recognize the cash value of 50 Baidu Currency units as our revenue, which equals to RMB33.35 in this example.

We provide tailored solutions customers with marketing solutions which may include one or more forms of online advertising services such as text links and graphical advertisements, as well as P4P services. Our online advertising services may be query sensitive or non-query sensitive. We have acquired our tailored solutions customers primarily through our direct sales force. Our agreements with these customers generally have a term of no more than one year. Our tailored solutions customers generally pay us based on pre-determined performance metrics, such as number of click-throughs, duration of placement, number of converted users and number of telephone calls. In recent months, some of our large tailored solutions customers have increasingly used our auction-based P4P services as one of the means to meet their online marketing needs. We expect to continue to experience such trend in the near future.

The most significant factors that directly or indirectly affect our online marketing revenues are:

•	the number of users visiting our websites and our Baidu Union websites;

•	the number of searches initiated on our websites and our Baidu Union websites;

•	the rate at which users click on paid search results;

•	the number of online marketing customers;

•	the total online marketing budgets of our customers; and

•	the total number of advertisements displayed on our websites.

Historically, our P4P services have primarily been driven by the increase in the number of page views and the number of P4P customers. We believe that an increase in the number of active P4P customers generally leads to an increase in the number of sponsored links and a higher average price per click-through for selected keywords. Our P4P customer growth has primarily been driven by adoption of our P4P services by SMEs, and, to a lesser extent, large enterprises. Our online advertising services have historically been driven by the general increase in our customers’ online marketing budgets. Most of our tailored solutions customers are medium and large enterprises. We expect the number of our online marketing customers to grow and, as a result, our customer mix may change; however, we expect our online marketing customer base to remain diverse for the foreseeable future. Our online marketing customers are increasingly seeking marketing solutions with measurable results in order to maximize their return on investment, or ROI. To meet our customers’ needs, we will continue to evaluate the effectiveness of our various products and services and adjust the mix of our service offerings to optimize our customers’ ROI. We expect that we will continue to earn a substantial majority of our revenues from our online marketing services. As a result, we plan to continue focusing most of our resources on expanding our online marketing services.

Enterprise Search Software and Related Services. We provide enterprise search software and related services to companies and government agencies in China. We develop, market and sell software that employs our search technology to search and manage information on the intranet of our customers and on the Internet. We sell our enterprise search software and related services primarily through our direct sales personnel. We are subject to a PRC value added tax, or VAT, on sales of our enterprise search software, and are eligible to receive rebates for a portion of the VAT paid by us pursuant to applicable PRC tax regulations. We record revenues from our enterprise search software and related services net of the VAT payable by us but include the amount of VAT rebates received or receivable from the PRC tax authorities. We expect that our online marketing services will grow at a faster rate than our other products and services, and revenues from our enterprise search software and related services will decline as a percentage of our total revenues in the future.

Portal Search Services. We provide search engine services to Chinese Internet portals that offer search results to their own users without displaying our brand. We intend to discontinue our portal search services in the near future.

Revenue Collection

We collect payments for our P4P services primarily from our distributors. We require our P4P distributors or direct customers to pay a deposit before using our P4P services, to maintain a minimum balance in their accounts, and to replenish the accounts immediately or in some cases, within certain grace periods after their account balance falls below the designated amount. We deduct the amount due to us from the deposit paid by a distributor or a customer when a user clicks on the customer’s link in the search results.

We generally require payments from customers of our other services within 30 to 90 days of delivery of our products or services. As of March 31, 2005, we had accounts receivable of RMB15.0 million (US$1.8 million), net of provisions, mainly due from customers for our online advertising and enterprise search software and related services.

Operating Costs and Expenses

Our operating costs and expenses consist of cost of revenues, selling, general and administrative expenses and research and development expenses. Our total operating costs and expenses have declined as a percentage of our total revenues from 2002 to 2004 due to economies of scale and the revenue growth we have achieved.

Cost of Revenues

The following table sets forth the components of our cost of revenues both in absolute amount and as a percentage of total net revenues for the periods indicated.

	For the Year Ended December 31,							For the Three Months Ended March 31,
(in thousands, except percentages)	2002		2003		2004			2004		2005
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
								(unaudited)		(unaudited)	(unaudited)
Total net revenues	10,524	100.0	38,638	100.0	110,909	13,401	100.0	17,150	100	42,628	5,151	100.0

Cost of revenues:
Traffic acquisition costs	(4,128)	39.2	(10,638)	27.6	(10,901)	(1,317)	9.8	(2,076)	12.1	(2,339)	(283)	5.5
Bandwidth costs	(1,146)	10.9	(2,217)	5.7	(8,475)	(1,024)	7.6	(1,319)	7.7	(3,821)	(462)	9.0
Depreciation of servers and other equipment	(2,645)	25.2	(4,146)	10.7	(7,072)	(855)	6.4	(1,269)	7.4	(3,719)	(449)	8.7
Operational expenses	(1,600)	15.2	(3,702)	9.6	(6,537)	(789)	5.9	(1,083)	6.3	(2,691)	(325)	6.3

Total cost of revenues	(9,519)	90.5	(20,703)	53.6	(32,985)	(3,985)	29.7	(5,747)	33.5	(12,570)	(1,519)	29.5

Traffic Acquisition Costs. Traffic acquisition costs represent the portion of our P4P revenues that we share with our Baidu Union members. We typically pay a Baidu Union member, based on a pre-agreed arrangement, a portion of the P4P revenues generated from click-throughs by users of that member’s website. We expect our traffic acquisition costs to increase as we further expand our Baidu Union network.

Bandwidth Costs. Bandwidth costs are the fees we pay to China Telecom and China Netcom for telecommunications services and for hosting our servers at their Internet data centers. We expect our bandwidth costs, as variable costs, to increase with traffic on our websites. Our bandwidth costs could also increase if China Telecom and China Netcom were to raise their service charges.

Depreciation of Servers and Other Equipment. We include depreciation expenses within our cost of revenues for servers and other computer hardware that are directly related to our business operations and technical support. We expect our depreciation expenses to increase as we purchase additional servers and other computer hardware to meet the needs of our users and customers.

Operational Expenses. Operational expenses include primarily salary and benefits expenses and travel and other expenses incurred by our operating and technical support personnel. Salary and benefits expenses include wages, bonuses, and medical insurance, unemployment insurance and pension benefits.

Operating Expenses

The following table sets forth the components of our operating expenses both in absolute amount and as a percentage of total net revenues for the periods indicated.

	For the Year Ended December 31,							For the Three Months Ended March 31,
(in thousands, except percentages)	2002		2003		2004			2004		2005
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
								(unaudited)		(unaudited)	(unaudited)
Total net revenues	10,524	100.0	38,638	100.0	110,909	13,401	100.0	17,150	100.0	42,628	5,151	100.0

Cost of revenues	(9,519)	90.5	(20,703)	53.6	(32,985)	(3,985)	29.7	(5,747)	33.5	(12,570)	(1,519)	29.5
Selling, general and administrative	(11,930)	113.3	(16,930)	43.8	(39,004)	(4,713)	35.2	(5,822)	33.9	(15,698)	(1,897)	36.8
Selling and marketing	(7,718)	73.3	(9,200)	23.8	(23,345)	(2,821)	21.1	(3,216)	18.7	(8,417)	(1,017)	19.7
General and administrative	(4,212)	40.0	(7,730)	20.0	(15,659)	(1,892)	14.1	(2,606)	15.2	(7,281)	(880)	17.1
Research and development	(3,885)	36.9	(5,191)	13.4	(11,406)	(1,378)	10.3	(2,032)	11.9	(5,479)	(662)	12.9
Share-based compensation	(4,233)	40.2	(5,109)	13.2	(16,510)	(1,995)	14.9	(2,607)	15.2	(6,142)	(741)	14.4

Total costs and operating expenses	(29,567)	280.9	(47,933)	124.0	(99,905)	(12,071)	90.1	16,208	94.5	(39,889)	(4,819)	93.6

Research and Development Expenses

Research and development expenses primarily consist of salaries and benefits for research and development personnel. We expense research and development costs as they are incurred, except for capitalized software development costs that fulfill the capitalization criteria under SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” or FAS 86, “Accounting for the Costs of Computer Software to be Sold, Lease, Otherwise Marketed.” We anticipate that research and development expenses will increase as we hire additional research and development personnel to further enhance our technology platform and meet the expected growth of our operations.

Selling, General and Administrative Expenses

(1) Selling and Marketing Expenses. Our selling and marketing expenses primarily consist of salaries and benefits and commissions for our sales and marketing personnel and promotional and marketing expenses. We expect to incur higher selling and marketing expenses as we intensify our brand-promotion efforts and hire additional sales and marketing personnel. We also expect our selling and marketing expenses to increase, reflecting the addition of over 100 former Qilang employees, in connection with our acquisition of Qilang’s distribution business. To the extent that our direct sales force sells a greater proportion of our online marketing services, we expect that our selling expense will increase as a result of increased sales commissions. We expect that our selling and marketing expenses will increase in absolute amount and may increase as a percentage of our total net revenues in the near term.

(2) General and Administrative Expenses. Our general and administrative expenses primarily consist of salaries and benefits for our general and administrative personnel and fees and expenses for legal, accounting and other professional services. We expect to incur additional general and administrative expenses as we expand our operations and become a U.S.-listed public company.

Share-based Compensation Expenses

We recognize share-based compensation expenses as we amortize a portion of share-based compensation expenses. We grant options to our employees and record a compensation charge for the excess of the fair value of the shares at the grant date over the amount an employee must pay to acquire the shares. We also grant options to consultants and account for such options under the fair value method. We amortize share-based compensation expenses over the vesting periods of the related options, which are generally four years long. We recorded share-based compensation expenses of RMB4.2 million, RMB5.1 million and RMB16.5 million (US$2.0 million) in 2002, 2003 and 2004, respectively. We had RMB16.8 million (US$2.0 million) and RMB25.2 million (US$3.0 million) of unamortized deferred share-based compensation expenses as of December 31, 2004 and March 31, 2005, respectively. Upon closing of this offering, we will be required to recognize, as an expense, the fair value of share options and other share-based compensation to optionees beginning in 2006. As a result, beginning in 2006, the amortization charges of our share-based compensation expenses are likely to be significantly higher than those we would have recorded under our current method of accounting for share options.

The following table sets forth the allocation of our share-based compensation expenses both in absolute amount and as a percentage of total share-based compensation expenses, among our employees based on the nature of work which they were assigned to perform.

	For the Year Ended December 31,							For the Three Months Ended March 31,
(in thousands)	2002		2003		2004			2004		2005
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
								(unaudited)		(unaudited)	(unaudited)
Allocation of Share-based Compensation Expenses
Cost of revenues	313	7.4%	648	12.7%	1,665	201	10.1%	448	17.2%	228	27	3.7%
Selling, general and administrative	3,055	72.2%	2,669	52.2%	11,720	1,416	71.0%	1,429	54.8%	4,825	582	78.6%
Research and development	865	20.4%	1,792	35.1%	3,125	378	18.9%	730	28.0%	1,089	132	17.7%

Total share-based compensation expenses	4,233	100.0%	5,109	100.0%	16,510	1,995	100.0%	2,607	100%	6,142	741	100.0%

Taxation

Because we, our subsidiaries and Baidu Netcom are incorporated in different jurisdictions, we file separate income tax returns.

Under the current laws of the Cayman Islands and the British Virgin Islands, we and Baidu Holdings Limited are not subject to income or capital gains tax. Additionally, dividend payments made by any of these companies are not subject to withholding tax in those jurisdictions.

PRC Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income determined under PRC GAAP. In accordance with “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises,” or the Income Tax Law, foreign invested enterprises, or FIEs, established in the PRC are generally subject to an enterprise income tax rate of 33%. The Income Tax Law also provides certain favorable tax treatment to an FIE that qualifies as a “new or high-technology enterprise” and is registered and operates in a specified high-tech zone in the PRC. PRC domestic companies are governed by the Enterprise Income Tax Laws of the PRC and are also generally subject to an enterprise income tax rate of 33%.

Baidu Online, an FIE which is registered and operates in Beijing Zhongguancun Science Park, has been qualified as a “new or high-technology enterprise.” It is entitled to a preferential enterprise income tax rate of 15% and other favorable tax treatments based on that status. Furthermore, Baidu Online was entitled to a three-year exemption from the enterprise income tax starting from its first year of operation (which expired on December 31, 2002) and was entitled to a preferential enterprise income tax rate of 7.5% for the succeeding three years (which will expire on December 31, 2005). After December 31, 2005, Baidu Online will be subject to a preferential enterprise income tax rate of 15% so long as it continues to be registered in a high-tech zone and maintains its “new or high-technology enterprise” status.

To qualify as a “new or high-technology enterprise” for PRC enterprise income tax purposes, a business entity generally must meet certain financial and non-financial criteria, including:

•	a minimum level of revenues generated from high technology related sales or services as a percentage of total revenues;

•	a minimum number of employees engaged in research and development; and

•	a minimum research and development expense as a percentage of total revenues.

Baidu Online’s status as a “new or high-technology enterprise” is re-assessed every other year. The PRC central or provincial government could determine at any time to immediately eliminate or reduce such preferential tax treatment, and our consolidated effective tax rate would increase as a result.

If Baidu Online no longer qualifies for the preferential enterprise income tax rate, we will consider available options under applicable law that would enable us to qualify for further preferential tax treatment. We recently established Baidu China, a new wholly owned subsidiary in China, and intend to apply in the near future for preferential tax treatment for Baidu China similar to that enjoyed by Baidu Online. To the extent we are unable to offset the impact of the expiration of Baidu Online’s preferential tax treatment with new tax exemptions, tax incentives or other tax benefits, the expiration of this preferential tax treatment will cause our effective tax rate to increase. The amount of income tax payable by our PRC subsidiaries in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the statutory tax rate applicable to, each of the subsidiaries. Our effective tax rate depends partially on the extent of the relative contribution of each of our subsidiaries to our consolidated taxable income.

In addition, so long as we continue to recognize share-based compensation expenses in future periods, our consolidated effective tax rate will exceed the statutory tax rate as a result of such expenses. We calculate consolidated effective tax rate by dividing the net income before tax by the taxation. Our share-based compensation expenses are incurred by Baidu.com, Inc., a Cayman Islands company, which under the laws of Cayman Islands is not subject to income tax. Such expenses are not deductible for PRC income tax purposes since the share options were issued by the Cayman Islands company. As a result, such expenses reduce our consolidated net income before tax while the consolidated taxation remains unchanged, thereby increasing our consolidated effective tax rate. In 2004 and the three months ended March 31, 2005, our consolidated effective tax rate was 3.9% and 28.9%, respectively. Our consolidated effective tax rate for the three months ended March 31, 2005 was substantially higher than that for 2004 primarily as a result of the tax loss carry-over utilized in 2004 and our share-based compensation expenses which are not deductible for PRC income tax purposes. We fully utilized the tax loss carry-over in 2004.

If P4P were classified as a form of advertising in the future, we may have to conduct our P4P business through Baidu Netcom in order to comply with PRC laws and regulations that limit foreign ownership of advertising companies. As a result, our consolidated effective tax rate would increase, as Baidu Netcom is subject to a 33% statutory enterprise income tax rate as of the date of this prospectus. See “Risk Factors—Risks Related to Our Corporate Structure—If the PRC government were to classify P4P services as a form of advertising, we may have to conduct our P4P business through Baidu Netcom, which would increase our effective tax rate, and we might be subject to sanctions and required to pay delinquent taxes.”

PRC Business Tax

Revenues from services provided by Baidu Online and Baidu Netcom are subject to PRC business tax. We pay business tax on gross revenues generated from our online marketing and portal search services. Baidu Online may be entitled to a refund of business tax on revenues derived from technology service contracts. We plan to apply for this refund for our technology service contracts which currently include our P4P contracts.

Recent Acquisitions

In August 2004, we acquired the domain name Hao123.com from its owner unrelated to us. At the time of the acquisition, Hao123.com was the largest traffic contributor to our Baidu.com website among our Baidu Union members. Pursuant to the asset purchase agreement, we paid the seller an aggregate purchase price consisting of RMB11.9 million (US$1.4 million) in cash and 40,000 ordinary shares of our company. In addition, we agreed to make a contingent payment of an additional RMB1.2 million (US$0.1 million) to the seller if certain traffic statistics of Hao123.com are achieved within 12 months of the acquisition. We have accounted for the transaction as an asset purchase and recorded the intangible assets at the purchase price, excluding the contingent payment consideration. Since the acquisition, traffic of Hao123.com has become part of our organic traffic, and we no longer share revenues generated from users of Hao123.com. For additional information, see Note 6 to our consolidated financial statements included as part of this prospectus.

In February 2005, we acquired Qilang’s distribution business. At the time of the acquisition, Qilang was the largest distributor of our P4P services in Shanghai. Pursuant to the acquisition agreement, we agreed to pay a purchase price in cash consisting of a fixed payment totaling RMB10.0 million (US$1.2 million) and a variable amount contingent upon the satisfaction of certain performance benchmarks. The maximum purchase price payable by us will not exceed RMB37.0 million (US$4.5 million). We have agreed to pay the purchase price in several installments. We paid the first RMB7.0 million (US$0.8 million) in February 2005. We are obligated to pay an additional RMB3.0 million (US$0.4 million) by September 30, 2005 and make two additional payments within 30 days after Qilang’s audited annual financial results for 2005 and 2006 become available. In connection with our acquisition, over 100 Qilang’s employees, including certain key management personnel, have become our employees. We accounted for the transaction using the purchase accounting method and have begun consolidating the results of the acquired business into our consolidated financial statements since February 21, 2005. The incremental fixed cost resulting from the Qilang acquisition, particularly in connection with the addition of over 100 employees, is approximately US$30,000 per month immediately after the acquisition, mainly consisting of employee base salary and benefits, office rental, utilities and other fixed office expenses.

Critical Accounting Policies

We prepare financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We recognize revenues based on the following revenue recognition principles:

Online Marketing Services

(1) Auction-based P4P Services. Our auction-based P4P platform enables a customer to place its website link or other information on our search result listing. The customer bids to determine how much it is willing to pay for each click-through to its listing in the search results displayed on our website. The ranking of the customer’s listing in the search results depends on the amount of the customer’s bid. The customer pays cash to us to obtain Baidu Currency which is the medium of exchange that the customer uses to bid for our P4P services. While we operate and maintain the technology infrastructure for the P4P platform, we primarily rely on distributors to engage and serve customers and collect cash payments.

The amount of revenue recognized is based on the total amount of cash consideration received and not based on the amount of Baidu Currency provided. Revenue is recognized when an Internet user clicks on the customer-sponsored listing, there is persuasive evidence of an arrangement, the fee is fixed or determinable as prescribed by Staff Accounting Bulletin No. 104, or SAB 104.

Cash payments received in advance of P4P services are recorded as customer deposits. The distributors and customers are not entitled to any cash redemption for unused Baidu Currency units in their accounts with us. The amount of cash received relating to our unused Baidu Currency is recorded as customers’ deposits and accounted for as a liability of our company until the Baidu Currency is used, at which point the corresponding cash amount is recorded as revenue.

(2) Other Performance-based Online Marketing Services. For online marketing services based on performance criteria other than click-throughs (such as the number of telephone calls brought to our customers, the number of users registered with our customers, or the minimum number of click-throughs), we recognize revenues when (i) the specified performance criteria are met and (ii) applicable revenue recognition criteria as prescribed by SAB 104 (i.e. when there is persuasive evidence of an arrangement, delivery or services to be provided have been performed, fee is fixed or determinable and collection is reasonably assured) are satisfied. Payments received prior to the performance of services are recorded as customer deposits.

(3) Time-based Online Advertising Services. For time-based online advertising services such as text links, banners or other forms of graphical advertisement, we recognize revenues in accordance with SAB 104 on a pro-rata basis over the advertisement period, commencing on the date the customer’s advertisement is posted. For certain time-based contractual agreements, we may also provide certain performance guarantees, in which case, we recognize revenues at the later of the expiration of the duration of the advertisement period and the satisfaction of the performance guarantee. Payments received prior to performance of services are recorded as customer deposits.

In cases when time-based online advertising services are provided without persuasive evidence of an arrangement, accounts receivable, together with deferred revenues, are recognized for the determinable value, if available, of service provided. Revenue recognition is deferred until persuasive evidence of an arrangement is established.

(4) Online Marketing Services Involving Baidu Union. We make payments to Baidu Union members for introducing users who click on our customers’ links on our websites. We recognize revenues in the amount of the fees we receive from our customers because we are considered the primary obligor to our customers. Payments made to Baidu Union members are recorded as traffic acquisition costs under cost of revenues.

(5) Online Marketing Services Arrangements with Multiple Elements. If a sales contract is entered into covering more than one product and the products are considered separate units of accounting in accordance with EITF 00-21, “Revenue Arrangements with Multiple Deliverables,” the total fee on such arrangements is allocated to the individual deliverables based on their relative fair values.

We have two types of online marketing services arrangements that may include multiple deliverables: P4P services and time-based online advertising services.

We may be requested by certain customers acquired through direct sales to provide additional services such as account set-up, account management, keywords suggestions and performance reporting. We charge an annual service fee for these services. These service fees represent value to customers in addition to standard P4P services which are charged on a per click basis. Pursuant to EITF 00-21, the annual services fees and click-through revenues are considered separate units of accounting. We recognize annual service fees as revenues on a pro-rata basis over the service period of one year.

For time-based online advertising services, we may provide multiple advertising services in one or more contracts, which may be considered as a single arrangement pursuant to EITF 00-21. We have accounted for such arrangements in accordance with EITF 00-21 whereby each of the advertising services is accounted for separately because (i) it has stand-alone value since we have sold such services on an individual basis to other customers; (ii) the fair value of the advertising services is objectively determinable based on actual sales transactions involving such services on a separate basis; and (iii) there is no general right of refund for those services already provided based on services that have not been provided. Accordingly, we allocate the total fee for such arrangements to each element of the advertising services based on their relative fair values and recognize revenues on a pro-rata basis over the respective service periods.

(6) Barter Transactions. From time to time, we engage in barter transactions for our online marketing services and we recognize such non-monetary transactions at fair value. If such value is not determinable within reasonable limits, we recognize the transaction based on the carrying value of the product or services we provide. The amount of revenues recognized for barter transactions was insignificant for each of the periods presented. In addition, we have not recognized any revenues for any of the periods presented relating to barter transactions involving advertising within the limits of EITF 99-17, “Accounting for Advertising Barter Transactions.” The volume of such transactions is not significant.

Enterprise Search Software and Related Services

We recognize revenues from our enterprise search software and related services in accordance with Statement of Position 97-2, “Software Revenue Recognition,” or SOP 97-2, and Statement of Position 98-9, “Modification of SOP 97-2 with respect to Certain Transactions,” or SOP 98-9. We recognize revenues from our enterprise search software and related services under SOP 97-2 when persuasive evidence of an arrangement exists, when all elements essential to the functionality of the software including installation and training are delivered in accordance with the terms and conditions of the customer contract, when the fee is fixed or determinable, and when collection is reasonably assured. For software arrangements involving multiple elements, we allocate revenues to each element based on vendor-specific objective evidence of relative fair values, when and if available, which are derived by allocating a value to each element that is based upon the prices charged when the element is sold separately. Our products and services are generally sold as part of a contract involving software, maintenance and training. We use vendor-specific objective evidence to determine the relative fair value of these various elements in each of the contracts. If we do not have vendor-specific objective evidence to support the fair value of such multiple element arrangements, we defer revenue recognition until all elements have been delivered or until a fair value can be objectively determined for any of the remaining undelivered elements. When the fair value of a delivered element has not been established, we use the residual method to record revenue if the fair value of all undelivered elements is determinable. Under the residual method, we defer the fair value of the undelivered elements and allocate the remaining portion of the arrangement fee to the delivered elements and recognize it as revenue. If the only undelivered element is post-contract services, for which fair value cannot be established, the entire fee is recognized ratably over the term of the post-contract services arrangement. Payments received or receivable prior to meeting the above revenue recognition criteria are recorded as deferred revenue.

We recognize revenues from sales of our enterprise search software and related services net of VAT payable to, but include the amount of VAT rebates received or receivable from, the relevant PRC tax authorities pursuant to applicable PRC tax regulations. Sales of enterprise search software products in China are subject to a VAT at a rate of 17% of gross sales proceeds. Companies that meet certain conditions set by the relevant PRC tax authorities are entitled to a refund of VAT in an amount equal to the excess over 3% of the contract price paid by customers in any month when output VAT (which is the amount of VAT a company collects for sale of its products) exceeds input VAT (which is the amount of VAT a company pays in connection with its purchases). We record VAT rebates on an accrual basis. We received VAT rebates of RMB182,000, RMB656,000 and RMB604,000 (US$72,978) in 2002, 2003 and 2004, respectively.

Portal Search Services

We recognized portal search revenues ratably over the service period when there is persuasive evidence of an arrangement, the fees are fixed or determinable, the services have been performed and collection is reasonably assured in accordance with SAB 104.

Share-based Compensation Expenses

Our share-based compensation plans are described in more detail under “Management—Share Options.” We grant options to employees and non-employees. For options granted to employees, we record a compensation charge for the excess of the fair value of the shares at the grant date over the amount an employee must pay to acquire the shares. We then amortize share-based compensation expenses over the vesting periods of the related options, which are generally four years long. For options granted to non-employees, we record share-based compensation expenses based on the fair value at the measurement date and amortize the expenses over the non-employees’ service periods. We recorded share-based compensation expenses totaling RMB4.2 million, RMB5.1 million, RMB16.5 million (US$2.0 million) and RMB6.1 million (US$0.7 million) in 2002, 2003, 2004 and the three months ended March 31, 2005, respectively.

We have granted options to our employees at exercise prices less than the value of the underlying shares as determined by our board of directors on the date of grant. We record share-based compensation to the extent the fair value of the shares at the date of grant exceeds the exercise price of the option. For purposes of financial accounting, we have determined the values of the shares underlying our options by reference to share transactions with or between third parties and by applying a blended income and market value approach to arrive at the fair values for the shares underlying our options. The fair value is the per share value of our ordinary shares determined by us solely for the purpose of financial accounting for employee share-based compensation.

Determining the fair value of our ordinary shares requires making complex and subjective judgments regarding projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of grant. We used the income approach in conjunction with the market value approach by assigning a different weight to each of the approaches to estimate the value of the enterprise when the option was granted. The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we have achieved, primarily since late 2002, contributed significantly to the increase in the fair value of our ordinary shares. In addition, the market capitalizations of certain public companies involved in the same or similar lines of business as ours have increased significantly since 2004, which also contributed to the increase in the fair value of our ordinary shares. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal, fiscal and economic conditions in China; no major changes in tax law in China or the tax rates applicable to our subsidiaries in China; our ability to retain competent management, key personnel and technical staff to support our ongoing operation; and no material deviation in industry trends and market conditions from economic forecasts. These assumptions are inherently uncertain. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates, which ranged from 15% to 30%. If different discount rates had been used, the valuations would have been different and the amount of share-based compensation would also have been different because the fair value of the underlying ordinary shares for the options granted would be different.

During the early stages of our development, we used the current-value method to allocate our enterprise value to preferred and ordinary shares. The allocation to preferred shares was based on their liquidation preferences or conversion values, whichever would be greater. The fundamental assumption of this method is that the manner in which each class of preferred shareholders will exercise its rights and achieve its return is determined by the enterprise value as of the valuation date and not at some future date. Accordingly, depending on the enterprise value and the nature and amount of the various liquidation preferences, preferred shareholders will participate in enterprise value allocation either as preferred shareholders or, if conversion would provide them with better economic results, as common shareholders. The method assumes that the value of the preferred shares is represented by the most favorable claim the preferred shareholders have on the enterprise value as of the valuation date. Had we used different estimates of the value of the preferred shares, the allocations between preferred and ordinary shares would have been different.

As our company has developed, we have started to use an option-pricing model to allocate enterprise value to preferred and ordinary shares. The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event such as a sale of our company or an initial public offering and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our shares to be nil. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

Because our option plan covers all of our employees, the change in the amount of share-based compensation expenses will primarily affect our reported net income, earnings per share and each line item of our operating expenses, which includes cost of revenues, selling, general and administrative and research and development expenses.

From January 1, 2004 to March 31, 2005, we granted the following options to our employees and non-employees.

Grant date	Number of options	Exercise price (US$)	Fair value of ordinary shares (US$)	Type of valuation
01/01/2004	4,000	0.2	5.0	(1)
01/05/2004	2,000	0.2	5.0	(1)
01/14/2004	2,000	0.2	5.0	(1)
01/15/2004	40,000	2.5	5.0	(1)
01/16/2004	4,000	2.5	5.0	(1)
01/28/2004	6,000	2.5	5.0	(1)
02/01/2004	2,000	2.5	5.3	(1)
02/05/2004	2,000	2.5	5.3	(1)
04/01/2004	200,000	2.5	5.8	(1)
04/03/2004	25,000	2.5	5.8	(1)
04/07/2004	78,000	2.5	5.8	(1)
06/08/2004	11,000	4.5	6.3	(2)
07/14/2004	89,500	4.5	6.3	(2)
07/15/2004	322,488	4.5	6.3	(2)
10/19/2004	465,600	5.5	6.9	(1)
1/18/2005	437,000	6.5	10.2	(3)

(1)	By a retrospective internal valuation.
(2)	Based on the price of the Series C preferred shares that we issued and sold to third parties for cash and third-party cash transactions of our ordinary shares.
(3)	By a retrospective unrelated party valuation.

For share options granted from January 2004 through April 2004, we have used a combination of the income approach, also known as the discounted cash flow, or DCF, approach, and the market approach to reassess the fair value of ordinary shares underlying the options granted.

The major assumptions used by us in calculating the fair values are as follows:

(1) Weight of DCF and market multiples: We assigned 80% weight to DCF’s and 20% weight to market multiples because we had achieved better visibility of future earnings at the time, which made the DCF approach more meaningful.

(2) Weighted average costs of capital, or WACC: We decreased our estimated WACC from 28% as of January 2003 to 27% for January 2004 and to 26% for April 2004. This was the combined result of the changes in risk-free rate and the decrease in our company-specific risk as the Company continued to grow and meet important milestones.

(3) Capital market valuation multiples: We obtained and assessed updated capital market valuation data of comparable Chinese and U.S. Internet companies.

(4) Management forecast used in the DCF computation reflect the following significant events:

•	increased projected revenue growth of P4P business to reflect traffic expansion and channel expansion in 2003 and early 2004;

•	projections for new online advertisement revenue streams based on the actual 2003 and early 2004 data;

•	lower enterprise search software and portal search service revenue projections to reflect management’s current view on prospects of these businesses at the time;

•	increased capital expenditures for 2005 to 2007 to reflect projected growth in traffic and revenue; and

•	other relevant costs and operating expenses adjusted up to reflect expanded scale of operations.

We used a combination of the DCF approach and the market approach to reassess the fair value of our ordinary shares in October 2004. The major assumptions we used in calculating the fair value of our ordinary shares in October 2004 include the following:

(1) an 18% WACC based on capital market data and our company specific risk as of October 19, 2004;

(2) a 15% discount for lack of marketability derived from the price/earning ratios, or P/E, of public companies versus the P/E of private companies in 2004 obtained form a third-party source;

(3) EV/EBITDA multiple of 33X based on a comparable U.S. company’s market data as of October 19, 2004; and

(4) our then-estimated compounded annual revenue growth rate from 2005 to 2011.

We engaged an independent valuator, American Appraisal China Limited, or American Appraisal, to perform an appraisal of the fair value for the ordinary shares underlying the options granted in January 2005.

American Appraisal used a 15% WACC in the DCF approach and average market multiples of comparable U.S. companies (which have a global presence) in the market approach to compute the fair value of our ordinary shares. Eight companies were considered in assessing comparable companies for the application of market approach. The enterprise value of our company derived using the market approach was higher than that derived using the DCF approach. The difference between the market approach and the DCF approach was that the 15% WACC in the DCF approach included a 1.11% country risk premium and a 2.86% small size risk premium. In other words, American Appraisal assigned higher risk premiums to us compared with comparable U.S. companies as a result of the perception of the risk of the China market and our smaller size in terms of revenues relative to comparable U.S. companies. The market approach, on the other hand, did not factor in country risk or small size risk. If a 12% WACC (taking out the additional country risk premium and small size risk premium) were to be applied to us instead of a 15% WACC, the enterprise value using the DCF approach would have been similar to the enterprise value using the market approach.

For both October 2004 and January 2005 valuations, we assigned 80% of the weight to the DCF approach and 20% of the weight to the market multiples approach. The DCF approach received a higher weight because: (1) we believed that we had achieved improved visibility of future earnings at the time, which made the DCF approach more meaningful; and (2) the sample size of the comparable companies used in the market approach was small and consisted of U.S. companies with a global presence, which we believed made the company comparables analysis under the market approach less meaningful.

Our estimated fair value per ordinary share increased by approximately 47% from US$6.92 in October 2004 to US$10.16 in January 2005. The following is a list of the significant factors and events that contributed to the increase:

(1) We used a 15% WACC for the January 2005 valuation compared to a 18% WACC for the October 2004 valuation. This change primarily reflected a lower industry average beta (a measure of the volatility of a stock relative to the overall market) in January 2005.

(2) We believed that our business prospects improved since October 2004 because of a substantial increase in our net revenues and net income for the fourth quarter of 2004 as compared to the previous quarter and the following events:

•	In January 2005, our website was ranked by Alexa.com as the second largest website in China, as measured by user traffic, which exceeded those of Sohu.com and Netease.com. Sina.com.cn, Sohu.com and Netease.com were commonly viewed as the three largest Internet portals in China in terms of user traffic.

•	In November 2004, we introduced WAP- and PDA-based Chinese mobile search services. Although we have not generated any revenue from these services, we believe that these services has put us in a favorable position to potentially expand our search engine services to the wireless search market to the extent that a new wireless search market develops.

•	In December 2004, we hired our vice president of marketing and initiated a plan for new marketing and branding efforts.

The increase in the fair value of our ordinary shares since January 2005 reflected the following factors and events:

(1) The positive share performance of comparable U.S. companies with a global presence since January 2005;

(2) Our user traffic, which is one of the most important drivers and key performance indicators, continued to increase during the first half of 2005. During this period, our user traffic had the largest increase among leading Chinese language Internet websites, according to Alexa.com. Our user traffic maintained its No. 2 position during this period.

(3) We launched two new revenue-generating services during first half of 2005 - ProTheme contextual advertising and subscription based movie search services. Although we have not generated any meaningful revenues from these services, we believe that these services allow us to expand our service offerings and/or enhance our user experience.

(4) In February 2005, we acquired the distribution business of one of our major distributors, Shanghai Qilang.

(5) We further strengthened our management team. We improved our human resources department by hiring a new human resources director, a new recruiting manager and a training manager. We strengthened our middle management team by adding five director-level officers and increased the total number of employees to 750 as of June 30, 2005 from 328 as of December 31, 2004.

Furthermore, to arrive at the fair market value of the ordinary shares, we have assumed that all of the Series A, B and C convertible preferred shares have been converted as of the valuation dates and have subtracted the conversion value of the series A, B and C convertible preferred shares from the enterprise value.

We did not obtain contemporaneous valuations by an independent valuation specialist because when we issued options during this period, our resources were focused on product development, and we had limited financial resources for engaging an independent expert. Subsequently, we reassessed the valuations of ordinary shares relating to grants of options during this period.

Based on an estimated offering price of US$                     per share, the mid-point of the pricing range set forth on the front cover of this prospectus, the intrinsic value of the options outstanding as of March 31, 2005 was US$                     million, of which US$                     million related to vested options and US$                     million related to unvested options. Although it is reasonable to expect that the completion of this offering should increase the value of the shares because of their increased liquidity and marketability, the amount of additional value can be measured with neither precision nor certainty.

Pro forma information regarding net income (loss) and earnings per share is required in order to show our net income (loss) as if we had accounted for employee share options under the fair value method. We use the Black-Scholes option pricing model to compute the fair value of options at the grant date. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the expected share price volatility. We use the minimum value method in estimating the share price volatility for options issued to employees. Because our employee share options have characteristics significantly different from those of publicly traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the Black-Scholes model may not necessarily provide a reliable single measure of the fair value of our share options.

The effects of applying pro forma disclosures of net income (loss) and earnings per share are not indicative of the pro forma effects on net income and earnings per share in the future years for the following reasons:

•	the number of future shares to be issued under these plans is not known; and

•	the assumptions used to determine the fair value can vary significantly.

We have granted options to non-employees including third-party consultants. We determine the fair value of the options granted to non-employees using the Black-Scholes option pricing model at the earlier of non-employees’ performance commitment date or performance completion date under the following assumptions: 100% volatility, no dividends, a risk-free interest rate of 2.79%, 2.79% and 3.60% in 2002, 2003 and 2004, respectively, and an expected option life of three years. If different assumptions were used, our share-based compensation expenses, net income and earnings per share could have been significantly different. We amortize share-based compensation expenses over non-employees’ service period.

Consolidation of Variable Interest Entities

PRC law currently limits foreign ownership of companies that provide Internet content and advertising services. To comply with these foreign ownership restrictions, we operate our websites and provide online advertising services in China through Baidu Netcom, a PRC limited liability company wholly owned by our co-founder and chief executive officer, Robin Yanhong Li, and our co-founder Eric Yong Xu, both of whom are PRC citizens. Baidu Netcom holds the licenses and approvals necessary to operate our websites and to provide online advertising services in China. We have contractual arrangements with Baidu Netcom and its shareholders pursuant to which we provide technology consulting services and license certain software products and registered domain names and trademarks to Baidu Netcom. Through these contractual arrangements, we also have the ability to substantially influence Baidu Netcom’s daily operations and financial affairs, appoint its senior executives and approve all matters requiring shareholder approval. As a result of these contractual arrangements, which enable us to control Baidu Netcom, we are considered the primary beneficiary of Baidu Netcom. Accordingly, we regard Baidu Netcom as a Variable Interest Entity under FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” or FIN 46R, and consolidate its results, assets and liabilities in our financial statements.

Intangible Assets

We carry intangible assets at cost less accumulated amortization. We compute amortization using the straight-line method over the estimated five-year economic life of the domain name Hao123.com. We review and adjust the carrying value of the intangible assets if the facts and circumstances indicate that the intangible assets may be impaired. The impairment test is applied by comparing the undiscounted cash flow against the carrying value of the assets. If the undiscounted cash flow is less than the carrying value, an impairment loss is recognized as the difference between the carrying value and the fair value of the intangible assets.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the failure of customers to make required payments. We review the accounts receivable on a periodic basis and make general and specific allowances when there is doubt as to the collectibility of individual balances. In evaluating the collectibility of individual receivable balances, we consider many factors, including the age of the balance, the customer’s past payment history and current credit-worthiness and current economic trends.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. Our business has evolved rapidly since we commenced operations in 2000. Our limited operating history makes it difficult to predict future operating results. We believe that period-to-period comparisons of operating results should not be relied upon as indicative of future performance.

	For the Year Ended December 31,				For the Three Months Ended March 31,
(in thousands)	2002	2003	2004		2004	2005
	RMB	RMB	RMB	US$	RMB	RMB	US$
Consolidated Statement of Operations Data
Revenues:
Online marketing services	4,292	31,775	106,854	12,910	15,695	43,019	5,198
Enterprise search software and related services	1,724	2,803	7,958	962	1,412	2,076	251
Portal search services	5,004	5,993	2,639	319	867	581	70

Total revenues	11,020	40,571	117,451	14,191	17,974	45,676	5,519
Less: Business tax and surcharges	(496)	(1,933)	(6,542)	(790)	(824)	(3,048)	(368)

Total net revenues	10,524	38,638	110,909	13,401	17,150	42,628	5,151

Operating costs and expenses:
Cost of revenues	(9,519)	(20,703)	(32,985)	(3,985)	(5,747)	(12,570)	(1,519)
Selling, general and administrative	(11,930)	(16,930)	(39,004)	(4,713)	(5,822)	(15,698)	(1,897)
Research and development	(3,885)	(5,191)	(11,406)	(1,378)	(2,032)	(5,479)	(662)
Share-based compensation(1)	(4,233)	(5,109)	(16,510)	(1,995)	(2,607)	(6,142)	(741)

Total operating costs and expenses	(29,567)	(47,933)	(99,905)	(12,071)	(16,208)	(39,889)	(4,819)

Operating (loss)/profit	(19,043)	(9,295)	11,004	1,330	942	2,739	332
Interest income	586	325	1,135	137	31	777	94
Other expenses/income, net	(120)	85	347	42	65	—
Taxation	—	—	(481)	(59)	—	(1,015)	(123)

Net (loss)/income	(18,577)	(8,885)	12,005	1,450	1,038	2,501	303

(1) Share-based compensation expenses are allocated as follows:
Cost of revenues	(313)	(648)	(1,665)	(201)	(448)	(228)	(27)
Selling, general and administrative	(3,055)	(2,669)	(11,720)	(1,416)	(1,429)	(4,825)	(582)
Research and development	(865)	(1,792)	(3,125)	(378)	(730)	(1,089)	(132)

	(4,233)	(5,109)	(16,510)	(1,995)	(2,607)	(6,142)	(741)

Three Months Ended March 31, 2005 Compared to Three Months Ended March 31, 2004

Revenues. Our total net revenues increased by 148.6% from RMB17.2 million in the first quarter of 2004 to RMB42.6 million (US$5.2 million) in the first quarter of 2005. This increase was primarily due to a substantial increase in our revenues from online marketing services and, to a lesser extent, an increase in our revenues from enterprise search software and related services. This increase was partially offset by a decrease in our revenues from portal search services.

•

Online Marketing Services. Our online marketing revenues increased by 174.1% from RMB15.7 million in the first quarter of 2004 to RMB43.0 million (US$5.2 million) in the first quarter of 2005. This increase was primarily due to our customers’ increased use of online marketing as a means to promote their products and services, as evidenced by the growth of our customer base and the increase in the average online marketing revenue per customer. The number of our online marketing customers increased from 13,879 in the first quarter of 2004 to 29,706 in the first quarter of 2005, mainly due to our more effective distribution network. The average online marketing revenue per customer increased from RMB1,131 in the first quarter of 2004 to RMB1,448 (US$175.0) in the first quarter of 2005, resulting primarily from (i) more intense competitive bidding for keywords reflecting the expansion of our P4P customer base, and (ii) the increase in the number of larger, higher-spending online advertising customers.

•	Enterprise Search Software and Related Services. Revenues from our enterprise search software and related services increased by 47.0% from RMB1.4 million in the first quarter of 2004 to RMB2.1 million (US$0.3 million) in the first quarter of 2005. This increase was primarily due to increased sales of enterprise search software and performance of related services, as the case may be, during the period.

•	Portal Search Services. Our portal search revenues decreased 33.0% from RMB0.9 million in the first quarter of 2004 to RMB0.6 million (US$0.1 million) in the first quarter of 2005, primarily due to a decrease in the number of portal search customers.

Total Operating Costs and Expenses. Our total operating costs and expenses increased by 146.1% from RMB16.2 million in the first quarter of 2004 to RMB39.9 million (US$4.8 million) in the first quarter of 2005. This increase was primarily due to increases in our cost of revenues and selling, general and administrative expenses, and, to a lesser extent, increases in our research and development expenses and share-based compensation expenses.

•	Cost of Revenues. Our cost of revenues increased by 118.7% from RMB5.7 million in the first quarter of 2004 to RMB12.6 million (US$1.5 million) in the first quarter of 2005. This increase was primarily due to substantial increases in bandwidth costs and depreciation expenses of servers and other equipment, and, to a lesser extent, increased traffic acquisition costs and salaries and benefits for our operating and technical support personnel.

•	Traffic Acquisition Costs. Our traffic acquisition costs increased by 12.7% from RMB2.1 million in the first quarter of 2004 to RMB2.3 million (US$0.3 million) in the first quarter of 2005. This increase is attributable to the increased number of click-throughs by users from our Baidu Union websites. The increase was partially offset by our acquisition of the domain name Hao123.com, which was the largest traffic contributor among our Baidu Union members at the time of our acquisition in August 2004. Following the acquisition, Hao123.com became one of our websites, and we no longer incurred traffic acquisition costs in connection with the revenues generated from click-throughs by users of Hao123.com.

•	Bandwidth Costs. Our bandwidth costs increased by 189.7% from RMB1.3 million in the first quarter of 2004 to RMB3.8 million (US$0.5 million) in the first quarter of 2005, as a result of increased bandwidth we purchased to support increased traffic on our Baidu.com website and on the Hao123.com website, which became our organic traffic beginning in August 2004.

•	Depreciation Expenses of Servers and Other Equipment. Our depreciation expenses of servers and other computer hardware increased by 193.1% from RMB1.3 million in the first quarter of 2004 to RMB3.7 million (US$0.4 million) in the first quarter of 2005, as we acquired more servers and computer hardware to meet higher user traffic and accommodate our growing online marketing services business.

•	Operational Expenses. Our operational expenses increased by 148.5% from RMB1.1 million in the first quarter of 2004 to RMB2.7 million (US$0.3 million) in the first quarter of 2005, primarily due to the increase in the number of our operating and technical support employees to meet the needs of our growing operations.

•	Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 169.6% from RMB5.8 million in the first quarter of 2004 to RMB15.7 million (US$1.9 million) in the first quarter of 2005. This increase was primarily due to the following factors:

•	a substantial increase in our marketing and promotional expenses from RMB0.2 million in the first quarter of 2004 to RMB2.4 million (US$0.3 million) in the first quarter of 2005;

•	an increase in total salaries and benefits for our sales and marketing personnel from RMB2.0 million in the first quarter of 2004 to RMB3.5 million (US$0.4 million) in the first quarter of 2005, primarily due to (i) the increased amount of sales commissions reflecting higher direct sales of our online marketing services achieved by our sales and marketing team and (ii) the increase in the number of sales and marketing personnel; and

•	a substantial increase in total salaries and benefits for our increased number of general and administrative personnel from RMB1.5 million in the first quarter of 2004 to RMB3.8 million (US$0.5 million) in the first quarter of 2005.

•	Research and Development Expenses. Our research and development expenses increased by 169.6% from RMB2.0 million in the first quarter of 2004 to RMB5.5 million (US$0.7 million) in the first quarter of 2005, primarily due to an increase in salaries and benefits for our research and development personnel as a result of increased headcount.

•	Share-based Compensation Expenses. Our share-based compensation expenses increased by 135.6% from RMB2.6 million in the first quarter of 2004 to RMB6.1 million (US$0.7 million) in the first quarter of 2005, primarily due to the increased number of share options granted to employees in the first quarter of 2005.

Operating Profit. As a result of the foregoing, we generated an operating profit of RMB2.7 million (US$0.3 million) in the first quarter of 2005, compared to RMB0.9 million in the first quarter of 2004.

Taxation. Our income tax expenses were RMB1.0 million (US$0.1 million) in the first quarter of 2005, but we did not have any income tax expenses in the first quarter of 2004. We did not recognize deferred tax assets in the first quarter of 2004 because it was more likely than not that these deferred tax assets would not be recognized.

Net Income. As a result of the foregoing, we had net income of RMB2.5 million (US$0.3 million) in the first quarter of 2005, compared to RMB1.0 million in the first quarter of 2004.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenues. Our total net revenues increased by 187.0% from RMB38.6 million in 2003 to RMB110.9 million (US$13.4 million) in 2004. This increase was primarily due to a substantial increase in our revenues from online marketing services, and, to a lesser extent, an increase in our revenues from enterprise search software and related services.

•

Online Marketing Services. Our online marketing revenues increased by 236.3% from RMB31.8 million in 2003 to RMB106.9 million (US$12.9 million) in 2004. This increase was mainly attributable to our customers’ increased use of online marketing as a means to promote their products and services, as evidenced by the increase in the number of online marketing customers from over 24,700 in 2003 to over 34,600 in 2004, and, to a lesser extent, the increase in the average revenue per P4P customer from approximately RMB1,282 in 2003 to approximately RMB3,083 (US$372.5) in 2004. The increase in our online marketing customers was mainly due to our more effective distribution network. The increase in the average revenue per customer was primarily attributable to (i) more intense competitive bidding for keywords reflecting the expansion of our P4P customer base and (ii) the increase in the number of larger, higher-spending online advertising customers.

•	Enterprise Search Software and Related Services. Revenues from our enterprise search software and related services increased by 183.9% from RMB2.8 million in 2003 to RMB8.0 million (US$1.0 million) in 2004. This increase was primarily due to the recognition of revenues from the enterprise search-related service contracts which we entered into in 2003 but fully performed in 2004. The increase was also partially attributable to the increase in the average revenue per contract for our enterprise search software products and related services, which resulted partly from our introduction of a higher-priced enterprise search software product.

•	Portal Search Services. Our portal search revenues decreased 56.0% from RMB6.0 million in 2003 to RMB2.6 million (US$0.3 million) in 2004 primarily due to a decrease in the number of portal search customers.

Total Operating Costs and Expenses. Our total operating expenses increased by 108.4% from RMB47.9 million in 2003 to RMB99.9 million (US$12.1 million) in 2004. This increase was primarily due to increases in our selling, general and administrative expenses and share-based compensation expenses, and, to a lesser extent, increases in our cost of revenues and research and development expenses.

•	Cost of Revenues. Our cost of revenues increased by 59.3% from RMB20.7 million in 2003 to RMB33.0 million (US$4.0 million) in 2004. This increase was primarily due to substantial increases in bandwidth costs, depreciation expenses of servers and other equipment and salaries and benefits for our operating and technical support personnel.

•	Traffic Acquisition Costs. Our traffic acquisition costs in 2004 compared with 2003 remained largely unchanged at RMB10.9 million (US$1.3 million). This was primarily due to the increased number of click-throughs by users of our Baidu Union websites. The increase was partially offset by our acquisition of the domain name Hao123.com. In August 2004, we acquired the domain name Hao123.com which was at the time the largest traffic contributor among our Baidu Union members. The traffic acquisition costs associated with click-throughs by users of the Hao123.com website during the period in 2004 prior to our acquisition accounted for approximately 20% of the total traffic acquisition costs in 2004, while the traffic acquisition costs associated with click-throughs by users of the Hao123.com website contributed approximately 18% to the total traffic acquisition costs in 2003. Following the acquisition, Hao123.com became one of our websites, and we no longer incur traffic acquisition costs in connection with the revenues generated from click-throughs by users of Hao123.com.

•	Bandwidth Costs. Our bandwidth costs increased by 282.3% from RMB2.2 million in 2003 to RMB8.5 million (US$1.0 million) in 2004, as a result of increased bandwidth to support increased traffic on our Baidu.com website and on the Hao123.com website, which became our organic traffic in August 2004.

•	Depreciation Expenses of Servers and Other Equipment. Our depreciation expenses of servers and other computer hardware increased by 70.6% from RMB4.1 million in 2003 to RMB7.1 million (US$0.9 million) in 2004, as we acquired more servers and computer hardware to meet increased user traffic and accommodate growing online marketing services.

•	Operational Expenses. Our operational expenses increased by 76.6% from RMB3.7 million in 2003 to RMB6.5 million (US$0.8 million) in 2004, primarily due to the increase in the number of our operating and technical support employees to meet the needs of our growing operations.

•	Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 130.4% from RMB16.9 million in 2003 to RMB39.0 million (US$4.7 million) in 2004. This increase was primarily due to the following factors:

•	marketing and promotional expenses of RMB3.0 million (US$0.4 million) that we incurred in 2004 (as compared to no such expenses in 2003);

•	an increase in total salaries and benefits for our sales and marketing personnel from RMB4.9 million in 2003 to RMB10.0 million (US$1.2 million) in 2004, primarily due to the increased sales commissions in 2004 reflecting higher direct sales of our online marketing services; and

•	a substantial increase in total salaries and benefits from RMB4.8 million in 2003 to RMB7.4 million (US$0.9 million) in 2004 as a result of the increase in the number of general and administrative personnel.

•	Research and Development Expenses. Our research and development expenses increased by 119.7% from RMB5.2 million in 2003 to RMB11.4 million (US$1.4 million) in 2004, primarily due to an increase in salaries and benefits resulting from the increased headcount.

•	Share-based Compensation Expenses. Our share-based compensation expenses increased by 223.2% from RMB5.1 million in 2003 to RMB16.5 million (US$2.0 million) in 2004, primarily because we granted more options in 2004.

Operating (Loss)/Profit. As a result of the foregoing, we generated an operating profit of RMB11.0 million (US$1.3 million) in 2004, compared to an operating loss of RMB9.3 million in 2003.

Taxation. Our income tax expenses were RMB0.5 million (US$0.06 million) in 2004. We did not incur any income tax expenses in 2003 because we were not profitable in 2003. We did not recognize deferred tax assets in 2003 because it was likely that these deferred tax assets would not be recognized.

Net (Loss)/Income. As a result of the foregoing, we had net income of RMB12.0 million (US$1.5 million) in 2004, compared to a net loss of RMB8.9 million in 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenues. Our total net revenues increased by 267.1% from RMB10.5 million in 2002 to RMB38.6 million in 2003. This increase was primarily due to a substantial increase in our online marketing revenues and, to a lesser extent, increases in revenues from our enterprise search software and related services and portal search services.

•	Online Marketing Services. Our online marketing revenues increased by 640.3% from RMB4.3 million in 2002 to RMB31.8 million in 2003. This increase was mainly attributable to the increase in the number of our online marketing customers from over 9,960 in 2002 to over 24,700 in 2003 and, to a lesser extent, the increase in the average revenue per customer from approximately RMB431 in 2002 to approximately RMB1,282 in 2003. The increase in our online marketing customers was mainly as a result of the growing adoption of P4P as a marketing medium by customers. The increase in the average revenue per customer was primarily attributable to the increase in the number of online marketing customers. We first recorded revenues from our tailored solutions customers in July 2003, when we commenced providing our online advertising services to tailored solutions customers.

•	Enterprise Search Software and Related Services. Revenues from our enterprise search software and related services increased 62.6% from RMB1.7 million in 2002 to RMB2.8 million in 2003. This increase was primarily due to an increase in the average revenue per contract for our enterprise search software products and the recognition of revenues from the enterprise search-related service contracts into which we entered in 2002 but fully performed in 2003.

•	Portal Search Services. Revenues from our portal search services increased by 19.8% from RMB5.0 million in 2002 to RMB6.0 million in 2003 primarily due to the increase in revenues recognized from portal search service contracts into which we entered in 2002 and 2003.

Total Operating Costs and Expenses. Our total operating expenses increased by 62.1% from RMB29.6 million in 2002 to RMB47.9 million in 2003. This increase was primarily due to a substantial increase in our cost of revenues and, to a lesser extent, increases in our other operating expenses.

•	Cost of Revenues. Our cost of revenues increased by 117.5% from RMB9.5 million in 2002 to RMB20.7 million in 2003. This increase was primarily due to a substantial increase in traffic acquisition costs and, to a lesser extent, increases in other components of our cost of revenues.

•	Traffic Acquisition Costs. Our traffic acquisition costs increased by 157.7% from RMB4.1 million in 2002 to RMB10.6 million in 2003. We officially began building our Baidu Union relationships in early 2003, which resulted in a substantial increase in our traffic acquisition costs in 2003 as we shared revenues with our Baidu Union members for traffic generated by such members. Traffic acquisition costs as a percentage of total revenues declined from 2002 to 2003 because the organic traffic generated from our Baidu.com website grew more significantly than the traffic generated from our Baidu Union members.

•	Bandwidth Costs. Our bandwidth costs increased by 93.5% from RMB1.1 million in 2002 to RMB2.2 million in 2003, as a result of our payment for additional bandwidth to support the increased traffic on our Baidu.com website.

•	Depreciation Expense of Servers and Other Equipment. Our depreciation expenses for servers and other computer hardware increased by 56.7% from RMB2.6 million in 2002 to RMB4.1 million in 2003, as we acquired more servers and computer hardware to meet the needs of our increasing user traffic and growing online marketing services business.

•	Operational Expenses. Our operational expenses increased by 131.4% from RMB1.6 million in 2002 to RMB3.7 million in 2003, primarily due to the increase in the number of our operating and technical support employees to meet the needs of our growing business operations.

•	Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 41.9% from RMB11.9 million in 2002 to RMB16.9 million in 2003. This increase was primarily due to the following factors:

•	an increase in our marketing expenses relating to our general marketing and brand promotion activities; and

•	an increase in total salaries and benefits for our sales and marketing personnel, primarily due to our increased number of sales and marketing employees and the increased sales commissions related to the direct sales of our online advertising services, which commenced in July 2003.

•	Research and Development Expenses. Our research and development expenses increased by 33.6% from RMB3.9 million in 2002 to RMB5.2 million in 2003. This increase was primarily attributable to an increase in the compensation to research and development personnel.

•	Share-based Compensation Expenses. Our share-based compensation expenses increased by 20.7% from RMB4.2 million in 2002 to RMB5.1 million in 2003, primarily because we granted more options to employees in 2003.

Operating Loss. As a result of the foregoing, our operating loss decreased from RMB19.0 million in 2002 to RMB9.3 million in 2003.

Taxation. Since we had a net loss before tax in 2002 and 2003, we did not incur income taxes in 2002 and 2003.

Net Loss. As a result of the foregoing, our net loss decreased to RMB8.9 million in 2003 from RMB18.6 million in 2002.

Selected Quarterly Results of Operations

The following table sets forth our unaudited consolidated selected quarterly results of operations for the five quarters ended March 31, 2005. You should read the following table in conjunction with our unaudited financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited consolidated financial information on the same basis as our audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented.

	For the Three Months Ended
(in RMB thousands)	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005
Consolidated Statement of Operations Data
Revenues:
Online marketing services	15,695	21,389	29,767	40,003	43,019
Enterprise search software and related services	1,412	2,090	2,062	2,394	2,076
Portal search services	867	669	581	522	581

Total revenues	17,974	24,148	32,410	42,919	45,676
Less: Business tax and surcharges	(824)	(1,320)	(1,922)	(2,476)	(3,048)

Total net revenues	17,150	22,828	30,488	40,443	42,628
Operating costs and expenses:
Cost of revenues	(5,747)	(6,911)	(8,203)	(12,124)	(12,570)
Traffic acquisition costs	(2,076)	(2,762)	(3,038)	(3,025)	(2,339)
Bandwidth costs	(1,319)	(1,444)	(1,543)	(4,169)	(3,821)
Depreciation of servers and other equipment	(1,269)	(1,429)	(1,842)	(2,532)	(3,719)
Operational costs	(1,083)	(1,276)	(1,780)	(2,398)	(2,691)
Selling, general and administrative	(5,822)	(8,054)	(11,497)	(13,631)	(15,698)
Selling and marketing	(3,216)	(4,929)	(6,792)	(8,408)	(8,417)
General and administrative	(2,606)	(3,125)	(4,705)	(5,223)	(7,281)
Research and development	(2,032)	(2,276)	(3,396)	(3,702)	(5,479)
Share-based compensation(1)	(2,607)	(4,068)	(4,849)	(4,986)	(6,142)

Total operating costs and expenses	(16,208)	(21,309)	(27,945)	(34,443)	(39,889)

Operating profit	942	1,519	2,543	6,000	2,739
Interest income	31	8	356	740	777
Other income, net	65	134	41	107	—
Taxation	—	—	—	(481)	(1,015)

Net income	1,038	1,661	2,940	6,366	2,501

(1)	Share-based compensation expenses are allocated as follows:

Cost of revenues	(448)	(431)	(419)	(367)	(228)
Selling, general and administrative	(1,429)	(2,896)	(3,676)	(3,719)	(4,825)
Research and development	(730)	(741)	(754)	(900)	(1,089)

	(2,607)	(4,068)	(4,849)	(4,986)	(6,142)

The following table presents our unaudited quarterly results of operations as a percentage of total net revenues for the five quarters ended March 31, 2005.

	For the Three Months Ended
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005
As Percentage of Net Revenues:
Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Operating costs and expenses:
Cost of revenues	(33.5%)	(30.2%)	(26.9%)	(30.0%)	(29.5%)
Traffic acquisition costs	(12.1%)	(12.0%)	(10.0%)	(7.5%)	(5.5%)
Bandwidth costs	(7.7%)	(6.3%)	(5.1%)	(10.3%)	(9.0%)
Depreciation of servers and other equipment	(7.4%)	(6.3%)	(6.0%)	(6.3%)	(8.7%)
Operational costs	(6.3%)	(5.6%)	(5.8%)	(5.9%)	(6.3%)
Selling, general and administrative	(33.9%)	(35.3%)	(37.7%)	(33.7%)	(36.8%)
Selling and marketing	(18.7%)	(21.6%)	(22.3%)	(20.8%)	(19.7%)
General and administrative	(15.2%)	(13.7%)	(15.4%)	(12.9%)	(17.1%)
Research and development	(11.9%)	(10.0%)	(11.2%)	(9.2%)	(12.9%)
Share-based compensation(1)	(15.2%)	(17.8%)	(15.9%)	(12.3%)	(14.4%)

Total operating costs and expenses	(94.5%)	(93.3%)	(91.7%)	(85.2%)	(93.6%)

Operating profit	5.5%	6.7%	8.3%	14.8%	6.4%
Interest income	0.2%	0.0%	1.2%	1.8%	1.8%
Other income, net	0.4%	0.6%	0.1%	0.3%	—
Taxation	—	—	—	(1.2%)	(2.4%)

Net income	6.1%	7.3%	9.6%	15.7%	5.8%

(1)	Share-based compensation expenses are allocated as follows:

Cost of revenues	(2.6%)	(1.9%)	(1.4%)	(0.9%)	(0.5%)
Selling, general and administrative	(8.3%)	(12.7%)	(12.1%)	(9.2%)	(11.3%)
Research and development	(4.3%)	(3.2%)	(2.4%)	(2.2%)	(2.6%)

	(15.2%)	(17.8%)	(15.9%)	(12.3%)	(14.4%)

The growth of our quarterly total net revenues has primarily been driven by the continual increase in online marketing revenues. Such growth reflects both an increase in the number of online marketing customers as well as an increase in the average revenues per customer. Our quarterly total operating costs and expenses as a percentage of net revenues decreased in the first quarter of 2005 from the same period in 2004, as we have been able to achieve a greater scale of our business and grow our total net revenues.

Both seasonal fluctuations in user traffic and industry cyclicality have affected, and are likely to continue to affect, our business. We generally experience less user traffic and acquire fewer customers during national holidays in China, in particular during the first quarter of each year. In addition, advertising spending in China has historically been cyclical, reflecting overall economic conditions as well as the budgeting and buying patterns of our customers. Our total net revenues in the first quarter of 2005 increased by 5.4% to RMB42.6 million (US$5.2 million) from RMB40.4 million in the fourth quarter of 2004, as compared to the 32.7% quarterly growth for the fourth quarter of 2004 over the third quarter of 2004. The slower growth in the first quarter of 2005 reflected primarily the seasonal impact of the Chinese New Year holidays in early February. Our total operating costs and expenses increased in first quarter of 2005 as we continued to add qualified personnel and intensified our marketing and branding campaigns. As a result, our quarterly net income for the first quarter of 2005 decreased by 60.7% from RMB6.4 million for the fourth quarter of 2004 to RMB2.5 million (US$0.3 million).

Our rapid growth has lessened the impact of the seasonal fluctuations and cyclicality. We expect that the seasonal fluctuations and cyclicality to cause our quarterly and annual operating results to fluctuate.

As most of our growth has occurred during the most recent quarters and because our quarterly results have fluctuated as described above, our operating results for any quarter are not necessarily indicative of results of any future quarters or for a full year. In particular, our operating results in any quarterly period may be affected by a number of factors, including those noted in “Risk Factors—Risks Related to Our Business—Our operating results may fluctuate, which makes our results difficult to predict and could cause our results to fall short of expectations.”

Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash flows from operations as well as private placements of preferred shares to investors. As of March 31, 2005, we had RMB194.3 million (US$23.5 million) in cash and cash equivalents, of which RMB6.5 million (US$0.8 million) was held by Baidu Netcom. As of the same date, we had no outstanding debt. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and liquid investments with original maturities of three months or less that are placed with banks and other financial institutions.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,				For the Three Months Ended March 31,
(in thousands)	2002	2003	2004		2004	2005
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net cash (used in) generated from operating activities	(7,804)	12,702	56,509	6,828	4,595	14,811	1,789
Net cash (used in) investing activities	(5,740)	(7,958)	(39,475)	(4,769)	(4,492)	(20,597)	(2,487)
Net cash generated from (used in) financing activities	42	72	120,337	14,539	78	(155)	(19)

Net (decrease) increase in cash and cash equivalents	(13,502)	4,816	137,371	16,598	181	(5,941)	(717)
Cash and cash equivalents at beginning of the period	71,511	58,009	62,825	7,590	62,825	200,196	24,188
Cash and cash equivalents at end of the period	58,009	62,825	200,196	24,188	63,006	194,255	23,471

Operating Activities

Net cash generated from operation activities increased to RMB14.8 million (US$1.8 million) in the first quarter of 2005 from RMB4.6 million in the first quarter of 2004. This increase was mainly attributable to several factors, including (i) the net income of RMB2.5 million (US$0.3 million) in the first quarter of 2005 compared to a net income of RMB1.0 million incurred in the first quarter of 2004; (ii) the increase in add-back of non-cash expenses, consisting of share-based compensation and depreciation expenses; (iii) the increase in customer deposits resulting from the increased number of P4P customers; and (iv) the increase in accrued expenses and other liabilities. The increase in operating cash flow was partially offset by the increase in accounts receivable amounting to RMB6.4 million (US$0.8 million) from our tailored solutions and enterprise search software customers.

Net cash generated from operating activities increased to RMB56.5 million (US$6.8 million) in 2004 from RMB12.7 million in 2003. This increase was primarily due to several factors, including (i) the net income of RMB12.0 million (US$1.5 million) in 2004 compared to a net loss of RMB8.9 million incurred in 2003; (ii) the increase in add-back of non-cash expenses, consisting of share-based compensation and depreciation expenses;

(iii) the increase in customer deposits resulting from the increased number of P4P customers; and (iv) the increase in accrued expenses and other liabilities. The increase in operating cash flow was partially offset by the increase in accounts receivable amounting to RMB6.9 million (US$0.8 million) from our tailored solutions and enterprise search software customers.

Net cash generated from operating activities increased by RMB20.5 million to RMB12.7 million in 2003 from a negative RMB7.8 million in 2002. This increase was mainly attributable to the effect of several factors, including (i) the decrease in net loss from RMB18.6 million in 2002 to RMB8.9 million in 2003; (ii) the increase in customer deposits resulting from the growth of our P4P business; (iii) the increase in deferred revenues; and (iv) the slight increase in add-back of non-cash items, consisting of depreciation and share-based compensation expenses.

Investing Activities

Net cash used in investing activities increased from RMB4.5 million in the first quarter of 2004 to RMB20.6 million (US$2.5 million) in the first quarter of 2005 primarily due to our purchase of additional servers and other computer hardware, as well as our initial payment of RMB7.0 million (US$0.8 million) in February 2005 in connection with our acquisition of the distribution business of Qilang. Net cash used in investing activities increased from RMB8.0 million in 2003 to RMB39.5 million (US$4.8 million) in 2004 primarily due to our purchase of additional servers and other computer hardware, as well as our payment of RMB11.9 million (US$1.4 million) in August 2004 in connection with our acquisition of the domain name Hao123.com. The increase was also attributable to our purchase of ERP software and leasehold improvements to our premises. Net cash used in investing activities increased to RMB8.0 million in 2003 from RMB5.7 million in 2002 primarily due to our purchase of additional servers.

We expect that net cash used in investing activities will increase during the three years from 2005 to 2007. The expected increase is due to our agreement to pay a total purchase price of up to RMB37.0 million (US$4.5 million) during the three-year period beginning from 2005 for our acquisition of Qilang. See “—Contractual Obligations and Commercial Commitments.”

Financing Activities

Net cash provided by financing activities was RMB0.1 million in the first quarter of 2004, compared to RMB0.2 million (US$0.02 million) used in financing activities in the first quarter of 2005. We began to incur expenditures in connection with this offering in the first quarter of 2005. Net cash provided by financing activities increased from RMB0.1 million in 2003 to RMB120.3 million (US$14.5 million) in 2004 primarily due to the net proceeds from the sale of our Series C convertible preferred shares in June 2004.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt would divert cash from working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that would restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2004:

Payment Due by Period
(in RMB thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	—	—	—	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations(1)	26,911	16,633	10,278	—	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities Reflected on the Balance Sheet	—	—	—	—	—

Total	26,911	16,633	10,278	—	—

(1)	Operating lease obligations represent the lease obligations for our premises and bandwidth obligations.

In connection with our acquisition of Qilang in February 2005, we have agreed to pay a maximum purchase price of RMB37.0 million (US$4.5 million) in cash. The purchase price is subject to post-closing downward adjustments if certain performance benchmarks are not met. We paid RMB7.0 million (US$0.8 million) in February 2005 and are obligated to pay an additional RMB3.0 million (US$0.4 million) by September 30, 2005. We will pay the remaining amounts in two equal installments, each of which is payable within 30 days after Qilang’s audited annual financial results for 2005 and 2006 become available. We intend to fund the outstanding payments with cash from our operating activities.

Other than the contractual obligations set forth above, we do not have any long-term debt obligations, capital (finance) lease obligations or purchase obligations.

Capital Expenditures

We made capital expenditures of RMB3.7 million, RMB6.4 million and RMB25.4 million (US$3.1 million) in 2002, 2003 and 2004, respectively, representing 34.9%, 16.6% and 22.9% of our total net revenues, respectively. In the past, our capital expenditures were used to purchase servers and other computer hardware for our business. Our capital expenditures may increase in the near term as our business continues to grow and as we expand and improve our network infrastructure. We also intend to upgrade our financial and accounting systems and infrastructure.

Holding Company Structure

We are a holding company with no operations of our own. We conduct our operations primarily through our indirect wholly owned subsidiary, Baidu Online, and our variable interest entity, Baidu Netcom. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by Baidu Online and license and service fees paid by Baidu Netcom. If Baidu Online or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividend to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, Baidu Netcom and Baidu Online are required to set aside at least 10% of their after-tax profit each year to fund a statutory reserve until the amount of the reserve reaches 50% of such entity’s registered capital. Although these statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, these reserve funds are not distributable as cash dividends except in the event of a solvent liquidation of the companies. See Note 18 to our consolidated financial statements.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was (0.8%), 1.2% and 3.9% in 2002, 2003 and 2004, respectively.

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Foreign Exchange Risk

Substantially all of our revenues and costs are denominated in RMB, while a significant portion of our financial assets are denominated in U.S. dollars. We rely entirely on dividends and other fees paid to us by Baidu Online and Baidu Netcom. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent, denominated in U.S. dollars as a result of our past issuances of convertible preferred shares through private placements and proceeds from this offering. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although the exchange rate between RMB and the U.S. dollar has been effectively pegged since 1994, there can be no assurance that RMB will remain pegged. Recently, there has been significant international pressure on the Chinese government to permit the free floatation of the RMB, which could result in an appreciation of RMB against the U.S. dollar. Any significant revaluation of RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADS in U.S. dollars. For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. The functional currency of Baidu.com, Inc. is the U.S. dollar and the functional currency of Baidu Online and Baidu Netcom is RMB, and our reporting currency is RMB. As a result, an appreciation of RMB against the U.S. dollar would result in foreign currency translation or transaction losses when we translate our consolidated assets from the U.S. dollar into RMB. As of December 31, 2004, we held RMB200.2 million (US$24.2 million) in cash and cash equivalents, of which US$18.2 million was denominated in U.S. dollars. Assuming we had converted the U.S. dollar denominated cash balance of US$18.2 million as of December 31, 2004 into RMB at the exchange rate of US$1.00 for RMB 8.2765 as of June 30, 2005, this cash balance would have been RMB150.3 million. Assuming a 10% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB136.6 million as of December 31, 2004.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board issued Statement No. 123 (revised 2004) “Share-Based Payment,” or SFAS 123(R), which requires companies to measure and recognize compensation expense for all share-based payment at fair value. SFAS 123(R) replaces SFAS123, “Accounting for Stock-based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” or Opinion 25. SFAS 123(R) is effective for interim or annual periods beginning after June 15, 2005 for public companies. SFAS 123(R) permits public companies to meet the requirements using one of two methods:

•	a “modified prospective” method, in which compensation cost is recognized beginning with the effective date (1) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (2) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date; or

•	a “modified retrospective” method, which includes the requirements of the modified prospective method described above, but also permits companies to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (1) all prior periods presented or (2) prior interim periods of the year of adoption.

We plan to adopt SFAS 123 (R) using the modified prospective method. As permitted by SFAS 123, we currently account for share-based payments to employees using Opinion 25’s intrinsic value method. Accordingly, the adoption of SFAS 123(R)’s fair value method will have a significant impact on our result of operations, although it will have no impact on our overall financial position. We cannot predict the impact of adopting SFAS 123(R) at this time because it will depend on the levels of share-based payments granted in the future. However, had we adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in Note 15 to our consolidated financial statements. On April 14, 2005, the SEC announced the adoption of a new rule that amends the compliance date of SFAS 123(R) until the beginning of the next fiscal year that begins on or after June 15, 2005. Under the SEC’s rule, SFAS 123(R) is now effective for our company beginning January 1, 2006. We expect the adoption of this statement to have a material impact on our consolidated results of operations and earnings per share.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions,” or SFAS 153. SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. We do not expect the adoption of SFAS No. 153 to have a material effect on our results of operations or financial condition.

BUSINESS

Overview

We are the leading Chinese language Internet search provider. Our search engine was the most frequently used search engine in China in 2004, according to a survey conducted by iResearch. Our Baidu.com website was the second largest website in China and the sixth largest website globally, as measured by user traffic during the three-month period ended July 9, 2005, according to Alexa.com. We offer a unique Chinese language search platform to both users and customers. Our platform consists of our websites and Baidu Union, which is our network of third-party websites.

Our services are designed to enable Internet search users to find relevant information online, including Chinese language web pages, news, images and multimedia files, through links provided on our websites. We provide our users with easy access to an index of over 690 million web pages, 80 million images and 10 million multimedia files. We also offer a query-based online community, Baidu Post Bar, which currently consists of over 820,000 message boards.

Our auction-based P4P services enable our customers to bid for priority placement of their links in keyword search results. We believe we were the first auction-based P4P service provider in China. Our online advertising services allow customers to use both query sensitive and non-query sensitive advertising services, including text links, graphical advertisements and other forms of online advertising. We design and deliver our services to our P4P and tailored solutions customers based on their online marketing requirements. Our P4P customers are those who primarily use our auction-based P4P services, and our tailored solutions customers are those to whom we provide marketing solutions, which may consist of one or more forms of our online advertising services as well as P4P services. In 2004, we had over 34,600 online marketing customers.

Founded in January 2000, we launched Internet search services on our Baidu.com website and began generating revenues from P4P services in September 2001. We began offering other online marketing services in July 2003. We have grown significantly since we commenced operations. Our total net revenues increased from RMB10.5 million in 2002 to RMB110.9 million (US$13.4 million) in 2004. In the three months ended March 31, 2005, we generated total net revenues of RMB42.6 million (US$5.2 million). We intend to continue to leverage our broad user and customer base, brand recognition, proven P4P platform and search technology to further capture the opportunities presented by the rapid growth of Internet usage in China.

Our Industry

Internet Users in China

The number of Internet users in China has grown rapidly. According to CNNIC, there were approximately 94 million Internet users in China as of December 31, 2004. The number of Internet users is expected to reach approximately 133 million by the end of 2005 and to further grow at a CAGR of 24.2% from 2005 to 2007, according to iResearch. The table below sets forth the number of Internet users in China for the periods indicated and the CAGR from 2005 to 2007.

	2005	2006	2007	05 – 07 CAGR
Internet Users (in millions)	133	166	205	24.2%

Source: iResearch: China Internet Search Market Report 2004

Internet Search Users in China

China’s Internet search market is still at an early stage of development but is evolving rapidly as an increasing number of users seek information, products and services via the Internet. According to iResearch, there were approximately 83 million Internet search users in China in 2004, and the number of Internet search users is expected to grow at a CAGR of 27.5% from 2005 to 2007. The table below sets forth the number of Internet search users in China for the periods indicated and the CAGR from 2005 to 2007.

	2002	2003	2004	2005	2006	2007	05 –07 CAGR
Internet Search Users (in millions)	38	56	83	115	149	187	27.5%

Source: iResearch: China Internet Search Market Report 2004

With the acceleration of broadband penetration in China and the proliferation of Chinese language websites, the number of search queries in China has increased significantly. According to iResearch, the total number of queries per day was estimated to have reached approximately 188 million in 2004 and is expected to grow at a CAGR of 49.8% from 2005 to 2007, and the total number of queries per user per day is expected to grow from 2.3 per user in 2004 to 4.3 per user in 2007. The table below sets forth the total number of queries per day and queries per user per day for the periods indicated and the respective CAGR from 2005 to 2007.

	2002	2003	2004	2005	2006	2007	05 –07 CAGR
Total Queries Per Day (in millions)(1)	24	81	188	360	544	808	49.8%
Total Queries Per User Per Day(1)	0.6	1.4	2.3	3.1	3.6	4.3	17.8%

(1)	The historical data based on the results of a survey conducted in December of each year of Chinese Internet search providers and their estimated number of daily search queries processed.

Source: iResearch: China Internet Search Market Report 2004

Online Marketing in China

Similar to the trend in the U.S., Internet search in China has evolved from directory-based search to web search. Prior to 2001, Internet search in China mainly included directory-based search. Major forms of online marketing associated with directory-based search include pay-for-inclusion and fixed ranking marketing. In September 2001, Baidu became the first auction-based P4P paid search provider in China.

With the growth of Internet usage and the rapid development of the Internet search market in China, online marketing has become a more widely adopted marketing medium. IDC reported that in 2003, 43.8% of China’s Internet users clicked on various forms of online marketing, higher than Internet users in most parts of the Asia Pacific region (excluding Japan), and total online marketing revenues in China would amount to approximately US$130 million in 2004. The paid search market is expected to be the fastest growing segment of online marketing in the Asia Pacific region (excluding Japan) through 2007.

Forms of online marketing include paid search, such as P4P and fixed ranking, as well as online advertisements such as text links and graphical advertisements. The table below sets forth the various forms of online marketing as a percentage of total online marketing revenues in China for the periods indicated.

(% of Online Marketing Revenues)	2002	2003	2004	2005	2006
Paid Search	34.7%	37.9%	37.9%	43.3%	45.4%
Online Advertisements	60.8%	59.3%	60.0%	54.9%	53.1%
Email Advertisements	4.5%	2.7%	2.1%	1.7%	1.4%

Source: iResearch: China Internet Search Market Report 2004

Paid Search. Paid search, consisting mainly of P4P and fixed ranking, is expected to be the fastest-growing segment of online marketing in China. iResearch estimates that paid search will comprise approximately 45% of online marketing revenues in 2006, of which 58% will be attributable to P4P revenues. The table below sets forth the various forms of paid search as a percentage of total paid search revenues in China for the periods indicated.

(% of Paid Search Revenues)	2002	2003	2004	2005	2006
Pay-for-performance	14%	43%	43%	51%	58%
Fixed Ranking	32%	22%	28%	24%	21%
Address Bar	50%	29%	24%	19%	15%
Others	4%	6%	5%	6%	6%

Source: iResearch: China Internet Search Market Report 2004

Auction-based P4P is a cost-effective platform designed to meet the need of businesses to reach the increasing number of Internet users. P4P enables a customer to bid for priority placement of its links in keyword search results. The customer is required to pay the amount of its bid when a user clicks on the customer’s listing in the search results. In the fixed ranking model, a customer pays a fixed fee to guarantee the display of its listing at a specified position on the search result page.

Online Advertisements. Online advertisements include text links, buttons, banners and other graphical advertisements. Online advertisements offered by search engines include both query sensitive and non-query sensitive advertising products. Advertisers purchase online advertising products directly from website operators or indirectly through advertising agents. iResearch estimates that online advertising revenues will comprise approximately 53% of online marketing revenues in 2006.

Unique Characteristics of Chinese Internet Search Market

Diverse Internet Search Needs. Internet users in China search for a variety of information, such as web pages, news and multimedia files. According to a survey of Internet search users in China conducted by iResearch in 2004, approximately 48% of those surveyed searched for MP3 files through search engines and approximately 35% of those surveyed searched for pictures. The following chart sets forth iResearch’s survey results.

Information Needs of Internet Search Users in China(1)

(1) Represents the percentage of Internet search users who searched for the specified type of information in 2004.

Source: iResearch: China Internet Search Market Report 2004

Complexity of the Chinese Language. The complexity of the Chinese language requires special language processing technologies to generate relevant results. Sentences in Chinese consist of phrases, equivalent to words in English, that are formed by multiple characters. A search engine must index and segment the Chinese text phrases before conducting keyword/phrase searches. Moreover, a Chinese language phrase generally has more synonyms and closely associated phrases than an English word. As a result, a Chinese language search engine must have a comprehensive database of synonyms and closely associated phrases in order to function effectively.

Large Base of SME Customers. While large enterprises represent an important part of the paid search market, we believe that SMEs comprise a substantial and growing portion of China’s potential paid search customer base. According to iResearch, the number of SMEs in China is estimated to reach 24.8 million by the end of 2006. iResearch also forecasts that the number of SMEs adopting some form of online marketing will grow from 410,000 in 2004 to 680,000 in 2006, representing a CAGR of 28.8%. SMEs are generally more likely to adopt paid search as a marketing medium given their relatively modest budgets. Paid search allows SMEs to maximize the return on their spending by reaching potential consumers that they otherwise may not be able to reach cost-effectively.

Reliance on Distributors. China’s paid search market relies heavily on distributors to acquire customers, collect payments and provide customer service. This is in part due to the large, fragmented and less sophisticated SME customer base, which is at an early stage of adopting paid search as a marketing medium. Moreover, since secure online payment and credit card systems are at early stages of development in China, distributors serve as an effective channel to collect payments from customers.

Our Strengths

We focus on providing Chinese language Internet search and related services. Our services are designed to enable our users to find relevant information efficiently online and to enable our customers to reach these users cost-effectively. We believe that our leading position in China is primarily attributable to the following strengths:

Largest Chinese Language Search Audience. According to Alexa.com, our Baidu.com website attracted the largest Chinese language Internet search audience, as measured by user traffic during the three-month period ended July 9, 2005. We provide our customers with access to users from our websites and our Baidu Union websites, which consisted of over 76,000 third-party websites as of June 30, 2005. Our Baidu Union significantly enhances our ability to attract users and to provide our customers with increased exposure to users who may be interested in their offerings.

First P4P Service Provider in China with an Extensive Customer Base. We were the first P4P service provider in China. Our P4P customers include SMEs as well as large companies in a wide range of industries located throughout China. This extensive P4P customer base creates competitive bidding in many of our keyword categories, which generally results in higher price per click for a particular keyword and also higher revenue per customer.

One of the Most Widely Recognized Internet Search Brands in China. Baidu is one of the most widely recognized Internet search brands in China. Our brand has developed mainly through word-of-mouth among our users and customers. We recently initiated marketing campaigns to promote and strengthen our brand. The awareness of our “Baidu” brand enhances our ability to attract more user traffic to our Baidu.com website. It also allows us to attract more customers seeking to target a broader base of potential consumers.

Local Market Experience and Expertise. As the first Internet search provider dedicated to Chinese language searches, we have developed a significant understanding of the needs and preferences of our users and customers in China. We have expertise in developing search technologies that cater to the search behavior of Chinese users and address the unique features of Chinese language search. We also have a track record of successfully introducing and expanding our P4P services to paid search customers across different regions of

China. In addition, we have experience in operating in the highly regulated and rapidly evolving Internet industry in China.

Leading Technology. Our search technology, which we have developed over the last five years, provides users with relevant search results and customers with an efficient way to reach potential consumers. Our link-analysis, anti-spamming and Chinese language processing technologies form the core of our algorithmic search technology. We have also developed a scalable spider technology that crawls over 100 million web pages per day. Our indexer system currently refreshes our entire web page index every three weeks with partial index refreshed more frequently based on our knowledge of Internet search users’ need. For example, our news index is typically updated every three to six minutes throughout the day. In addition, we have developed an easy-to-use, web-based P4P platform for our customers.

Extensive and Effective Distribution and Customer Service Network. Our customers can access our P4P services directly or through our nationwide network of over 200 regional distributors. Our distributors sell our P4P services to customers and collect payments for us. Our key distributors are restricted from selling similar products offered by our competitors during our contractual period. We also provide training to our distributors and evaluate their performance to ensure high-quality customer service. In addition, we, along with our distributors, provide training, keyword analysis and search reports to our customers to help them better understand our services and achieve higher ROIs.

Our Strategies

Our goal is to become a platform that provides users with the best way to find information and allows businesses to reach a broad base of potential customers. We intend to achieve our goal by implementing the following strategies:

Enhance User Experience and Increase Traffic. We believe that continuous improvement of our users’ experience is essential to increasing traffic to our websites. We plan to develop and introduce new features and functions to our search services, including new forms of searchable content. We also plan to refine our search algorithms and other related technologies, increase the size of our indexes and improve index refresh rates to enable users to find relevant information more efficiently.

Grow Online Marketing Business. We intend to grow our online marketing business by attracting potential customers and increasing spending per customer on our services. We plan to address the specific needs of our customers by offering individual products and services and tailored solutions to maximize the effectiveness of their marketing efforts. For P4P customers, we intend to continue enhancing our P4P service offerings, expanding our distribution network and providing incentives and training to our distributors to provide more comprehensive services. For tailored solutions customers, we intend to strengthen our direct sales force to provide better customer service and build new, long-term relationships. We aim to better understand their online marketing needs through regular customer dialogues, cross selling of our various products and services and introduction of new and innovative online marketing solutions.

Expand Baidu Union. Our Baidu Union consisted of over 76,000 third-party websites as of June 30, 2005. We share with our Baidu Union members revenues generated from users of their websites. More recently, we began offering Baidu Union members contextual marketing services, which we refer to as ProTheme. We believe that a more extensive Baidu Union can provide us with a more valuable revenue stream and further enhance our market position as the leading search provider in China. We intend to recruit additional Baidu Union members by leveraging our brand and offering competitive economic arrangements.

Pursue Selective Strategic Acquisitions and Alliances. We intend to pursue selective strategic acquisitions of businesses, assets and technologies that complement our existing capabilities and business. In August 2004, we acquired the domain name Hao123.com, at that time the largest traffic contributor among our Baidu Union members. In February 2005, we acquired the distribution business of Qilang, at that time the largest distributor of our P4P services in Shanghai. We also intend to continue pursuing selective strategic alliances with market leaders in other business sectors to further broaden our customer base and product and service offerings. In March 2005, we established a strategic partnership with Shanda Interactive Entertainment Limited, or Shanda, the largest operator of online games in China, whereby we agreed to introduce Shanda’s interactive entertainment content offerings to our users and Shanda agreed to install our Internet search tools in its user platform. In May 2005, through a collaboration with China Telecom Yellow Page Information Company Limited, or China Telecom, we launched the testing version of our local search on our Baidu.com website to enable users to search for local business information online. Successful execution of our acquisition strategy will allow us to increase user traffic, enlarge our customer base, expand our product offerings and reduce customer acquisition costs.

Products and Services for Users

We focus on offering products and services that enable our users to find relevant information quickly and easily. We offer the following services at Baidu.com to users free of charge:

Baidu Web Search. Baidu’s web search allows users to locate information, products and services using Chinese language search terms. Through our search software, we build and continuously refine a large database of Chinese synonyms and closely associated phrases, which is essential for accurate and efficient execution of Chinese language searches. The Baidu.com home page prominently features a search box that is designed to load quickly. After entering a search query, users are generally presented with a list of search results, which may include our customers’ links. Users can then access the desired websites by clicking on the hypertext links displayed in the search results.

In addition to providing access to more than 690 million indexed Chinese language web pages, we have integrated additional features into our web search that help users find information more easily. The Baidu web search includes the following features:

•	Related Search – provides alternative search terms based on the original queries to help users find relevant web pages quickly;

•	Search in Results – enables users to conduct additional searches within the initial search results;

•	Search by Chinese Phonetics (Pinyin) – enables users to conduct quick searches by entering Chinese phonetics with letters of the English alphabet instead of Chinese characters;

•	Advanced Search – enables users to create more focused queries by employing techniques such as narrowing results to specified words or phrases, document formats, geographic regions, time frames or websites;

•	Snapshots – provides snapshots of web pages taken when the pages were indexed, allowing users to view web pages that cannot be quickly or easily opened;

•	Translation – provides instant translations of words and phrases from English to Chinese or vice versa;

•	Spell Checker – suggests alternate search terms when a search appears to contain misspellings or typing errors;

•	Stock Quotes – provides links to stock information of companies listed on the stock exchanges in China;

•	Travel Information – enables users to check domestic train and flight schedules as well as schedules of international flights departing from or arriving in China; and

•	Calculator – performs basic arithmetic and complicated math and converts between units of measure.

Baidu MP3 Search. Baidu MP3 Search provides algorithm-generated links to nearly four million songs and other multimedia files found on the Internet. The user can also sort Baidu MP3 Search links by various categories, including lists of top songs and artists, which are updated automatically every week based on the number of clicks.

Baidu Image Search. Baidu Image Search enables users to search within an index of nearly 80 million images on the Internet. Baidu Image Search offers advanced features, such as search by image size and by color format. Image listings are organized by various categories which are updated automatically through algorithms.

Baidu Search Ranking. Baidu Search Ranking provides listings of top search terms based on daily search queries entered on Baidu.com. The listings are organized by categories and allow users to easily locate popular search terms on topics of interest.

Baidu Web Directory. Baidu Web Directory enables users to browse and search through websites that have been organized into categories. We also operate Hao123.com, a popular Chinese web directory navigation site in China.

Baidu Local Search. We developed Baidu Local Search jointly with China Telecom. This service allows users to conduct online searches for local business information in specific localities in China. The information is derived from yellow page phone books published by China Telecom.

Baidu Post Bar. Baidu Post Bar provides users with a query-based searchable community to exchange views and share knowledge and experience. Through Baidu Post Bar, users can search, read and browse Internet message boards and post messages to other members of the community. Baidu Post Bar contains over 820,000 message boards covering a broad range of topics and interest areas, such as society, technology, sports, entertainment and fashion.

Baidu News. Baidu News provides links to an extensive selection of local, national and international news from approximately 1,000 selected sources and presents news stories in a searchable format, typically within minutes of their publication on the web. Baidu News uses an automated process to display links to related headlines, which enables people to see many different viewpoints on the same story. Baidu News is typically updated every three to six minutes throughout the day.

Other Baidu Products. We are continuously developing and introducing new products to make Baidu.com more attractive to our users. We recently launched Baidu Movie Search, a subscription-based service, which allows users to search movies by keywords or by various categories and provides links to an extensive collection of movies hosted on the websites of certain well-known PRC media companies. These media companies have represented to us that they have valid licenses to distribute the movies on their websites. We have agreed to share with each such media company, pursuant to a pre-agreed rate, the net payment received from our users based on the number of clicks on links to movie titles provided by the media company during a given period.

We recently introduced two new free, downloadable software tools, including Baidu Desktop Search, which enables users to search all files saved on their computer without launching a web browser, and Baidu Sobar, which, once installed, shows up on a computer’s tool bar and makes our search function readily available on every web page that a user browses.

Our Customers

Online Marketing. We serve a broad online marketing customer base consisting of SMEs throughout China, large domestic corporations and Chinese divisions or subsidiaries of large, multinational corporations. We have a diverse customer base in terms of industries and geographical locations. The industries in which our customers operate include e-commerce, information technology services, consumer products, manufacturing, health care, entertainment, financial services, real estate and other industries. Although we have customers located throughout China, we have a more active and larger customer base in coastal regions, reflecting the current general economic demographics in China.

Our online marketing customers are increasingly seeking marketing solutions with measurable results in order to maximize their ROI. In response to this trend, we manage our sales activities for our online marketing services around two key customer categories: P4P customers and tailored solutions customers.

•	P4P Customers – Our P4P customers are those who primarily use our auction-based P4P services. They are generally SMEs with modest marketing budgets, and, as a result, require cost-effective online marketing solutions to reach their potential customers. Our P4P platform allows them, directly or through our distributors, to easily manage their online marketing spending on a prepaid basis.

•	Tailored Solutions Customers – Our tailored solutions customers generally seek solutions to meet certain pre-determined performance metrics, such as number of click-throughs, duration of placement, number of converted users and number of telephone calls. They are generally medium and large enterprises with dedicated online marketing budgets. Depending on their objectives and desired end results, we design customized performance-based solutions comprising of P4P, fixed ranking and other query and non-query sensitive marketing services.

Other Products and Services. Our enterprise search software customers mainly consist of large enterprises and government agencies in China. Our portal search customers consist of selected Chinese Internet portals. We intend to discontinue our portal search services in the near future.

Products and Services for Customers

We focus on providing customers with cost-effective and targeted marketing solutions. We generate revenues primarily from online marketing services and, to a lesser extent, sales of enterprise search software and portal search services.

Online Marketing Services

P4P. Our P4P platform enables our customers to reach users who search for information related to their products or services. Customers may use our automated online tools to create text-based descriptions of their web pages and bid on keywords that trigger the display of their web page information and link. Our P4P platform features an automated online sign-up process that allows customers to activate their accounts at any time.

Our P4P platform is an online marketplace that introduces Internet search users to customers who bid, or pay a fixed fee per click-through, for priority placement in the search results. We offer varying discounts to distributors in consideration for their distribution of our P4P services. Links to customers’ websites are listed in descending order of customers’ bids, with the highest bidder appearing as the first search result. Customers may choose to set a daily limit on the amount spent and may also choose to target only users accessing our website from specified regions in China. Customers can see the competing bids on the same keywords, enabling each customer to determine the bid required to achieve a desired ranking. This transparent bidding process creates competition among customers.

We offer customers additional services that help to maximize their ROIs, including:

•	Keyword Suggestions – We suggest synonyms and associated phrases to use as keywords or text in search listings. These suggestions can improve click-through rates of the customer’s listing and increase the likelihood that a user will enter into a transaction with the customer;

•	Account Management – We help manage customers’ P4P accounts by, among other things, adjusting keywords from time to time at their request to help increase the click-through rate for their listings; and

•	Performance Reporting – We provide our customers online daily reports of the number of click-throughs, clicked keywords and the total costs incurred, as well as statistical reports organized by geographic region.

ProTheme. We recently began offering ProTheme services to some of our Baidu Union members. Our services enable these Baidu Union members to display our customers’ promotional links that are relevant to the content on Baidu Union members’ websites. We generate revenues from our ProTheme services based on the number of clicks on our customers’ links and share the revenues with our Baidu Union members in accordance with pre-agreed terms.

Fixed Ranking. Our fixed ranking services allow our customers to display query sensitive text links at a designated location on our search results pages. Our customers pay us an amount based primarily on the location of their text links on our web pages.

Other Forms of Online Advertising. Other forms of our online advertising services allow customers to display query sensitive and/or non-query sensitive advertisements on our websites, including graphical advertisements. Our advertising contracts are generally short-term. Standard rates for online advertisements vary depending on several factors, including the term of the contract, channel and traffic reach and the size and position of the advertisement on our web pages.

Other Products and Services

Enterprise Search Software. We provide enterprise search software and related services to companies and government agencies in China. We develop, market and sell software that employs our search technology to search and manage information on our customers’ intranet and on the Internet. Its features include full text search, picture search and information classification. Our enterprise search software customers generally pay us a one-time fee after we deliver the software and related services. We also provide after-sale technical support services in accordance with our contracts with customers.

Portal Search. We provide our search engine to selected Chinese Internet portals that offer search results to their own users without displaying our brand. We intend to discontinue our portal search services in the near future.

Baidu Union

Our Baidu Union consisted of over 76,000 third-party websites operated in China as of June 30, 2005. Our Baidu Union members typically place a Baidu search box on their websites and allow their users to access our website by clicking the Baidu search box. Our relationships with Baidu Union members allow them to provide high-quality and relevant search results to their users without the costs associated with building and maintaining advanced search capabilities in-house. We recently began offering ProTheme services to some Baidu Union members. ProTheme allows our Baidu Union members to display our customers’ promotional links that are relevant to the content on their websites. We typically share revenues with our Baidu Union members based on the number of click-throughs from users of their websites. We intend to recruit additional Baidu Union members to further increase traffic to our Baidu.com website.

Sales and Distribution

We sell our online marketing services directly and through our distribution network. We have historically acquired our P4P customers primarily through our nationwide network of distributors, and, to a lesser extent, through our direct sales force. Our distributors provide numerous services, including identifying customers, collecting payments, assisting customers in setting up accounts with us, suggesting keywords to maximize ROI and engaging in other marketing and educational services aimed at acquiring customers. We have relied on distributors for several reasons. Our P4P customer base in China is geographically diverse and fragmented as most of our P4P customers are SMEs located in different regions in China. Moreover, SMEs are generally less experienced with online marketing as compared to large companies and therefore benefit from the extensive services provided by distributors. Finally, secure online payment and credit card systems are at early stages of development in China. Distributors serve as an efficient and effective channel to reach SME customers throughout China and collect payments from them.

We have distribution agreements with our distributors, including our key distributors on an exclusive basis, for some geographic regions. Under our standard distribution agreement, a distributor pays us a refundable deposit during the term of the agreement and maintains an advance payment account from which payments owed to us by the distributor can be deducted. We require distributors to maintain a minimum balance in their advance payment account and to replenish the account immediately or in some cases, within certain grace periods after the account balance falls below the designated amount. We require distributors to staff dedicated customer service representatives for our customers. We provide periodic training programs to our distributors to help us maintain the service quality of our distributors and strengthen our relationships with them.

To our knowledge, distributors typically require advance RMB cash payments from our customers and then may transfer a portion or all of such payments to us in exchange for buying power for our P4P services, which we refer to in this prospectus as “Baidu Currency.” We in effect provide discounts to our distributors and customers for our auction-based P4P services, and the level of discounts depends on the specific arrangement we have with a distributor or a customer. As an illustrative example, a distributor pays us RMB100 in cash and may receive 150 Baidu Currency units in its advance payment account maintained with us. In other words, the distributor is effectively paying RMB66.67 for every 100 units of Baidu Currency, receiving a discount of RMB33.33.

We also require each of our auction-based P4P customers to open an advance payment account with us and maintain a minimum balance of Baidu Currency units in this account. For a P4P customer acquired through a distributor, the distributor typically transfers certain number of Baidu Currency units from its advance payment account with us to the customer’s account. The distributor decides on the number of Baidu Currency units to be transferred to the customer’s account and the timing of such transfer. The number of Baidu Currency units that a customer receives from the distributor for the customer’s cash payment to the distributor is determined based on the negotiation between them. We are not involved in such negotiation and do not know the relevant information, either. Once the customer’s account is set up, the customer may enter keywords on which it wishes to bid, the amount it wishes to bid for each keyword, and a brief description of its product and/or service offerings and information necessary for hypertext linking. Bids are expressed as the number of Baidu Currency units that the customer is willing to pay for each click-through by our Internet search users. Our search results are prioritized based on customers’ bids for placement within the results, with the highest bidder appearing at the top of the search results. When a user clicks on the customer’s link appearing in our search results, we recognize revenue upon such click-through and concurrently deduct the number of Baidu Currency units that the customer bid from its account with us. Our distributors and customers are not entitled to any cash redemption for unused Baidu Currency units in their accounts with us. We do not recognize any unused Baidu Currency as revenue.

As an illustrative example, a distributor pays us RMB100 in cash and receives 150 Baidu Currency units. The distributor then transfers 80 Baidu Currency units to a customer’s account with us based on the negotiation between them. If a customer places a bid for one Baidu Currency unit per click-through and there are 50 click-throughs in a given day, we will deduct 50 Baidu Currency units from the customer’s account on that day. For financial reporting purposes, we recognize the cash value of the 50 Baidu Currency units as our revenue from this customer. As the distributor which introduced the customer to us is effectively paying us RMB0.667 for each Baidu Currency unit, the cash value of each Baidu Currency unit transferred by the distributor to the customer is RMB0.667. Accordingly, we recognize the cash value of 50 Baidu Currency units as our revenue, which equals to RMB33.33 in this example.

We offer our tailored marketing solutions to medium and large corporate customers primarily through our direct sales force. We also sell our enterprise search software through our direct sales personnel. We have local sales staff in Beijing, Shanghai and Shenzhen, covering the largest regional markets for our online advertising and enterprise search software products.

Marketing

Our user base has grown primarily through word-of-mouth. We focus on continuously improving the quality of our products and services as we believe satisfied users and customers are more likely to recommend our products and services to others. Through these efforts and the increased use of the Internet in China, we have built our brand with modest marketing expenditures.

We have recently initiated various marketing activities designed to further promote our brand awareness among potential users and customers. For example, we have arrangements with many leading Chinese national and regional newspapers that regularly publish our slogan, “Got a question, Baidu it,” and provide a reference to our Baidu.com website at the end of certain articles. We have also established cross-marketing relationships with a number of branded companies. For example, we have a cross-marketing relationship with McDonald’s Corporation whereby McDonald’s outlets in Shanghai promote our brand in exchange for our online advertising services.

In addition, with the assistance from our distributors, we conduct localized marketing activities tailored to potential customers in various regions. For example, we assist our distributors in conducting marketing activities tailored to potential customers in their region. We also organize and sponsor seminars and discussion forums targeted at existing and potential customers.

Competition

The Internet search industry in China is rapidly evolving and highly competitive. Our primary competitors include U.S.-based Internet search providers and Chinese Internet companies. We compete with these entities for both users and customers on the basis of user traffic, quality (relevance) and quantity (index size) of search results, availability and ease of use of our products and services, the number of customers, distribution channels and the number of associated third-party websites. We also face competition from traditional advertising media.

U.S.-based Internet Search Providers. U.S.-based Internet search providers, such as Google, Yahoo! and Microsoft, have a strong global presence, well-established brand names, more users and customers and significantly greater financial resources than we do. The PRC government regulates the Internet industry extensively, including foreign investment and license and permit requirements. We may face more intense competition from our U.S. competitors as the regulatory environment in China evolves, online payment systems and Internet infrastructure in China mature, and our U.S. competitors increase their business activities in China.

Chinese Internet Companies. Chinese Internet portals such as Sina, Sohu and Netease offer a broad range of online services, including news, wireless value-added services, email, online shopping, chat rooms and community networks. Sina recently launched its self-developed search engine, “iAsk.” Each of our Chinese Internet portal competitors has generated significant traffic, a loyal user base and a large and broad customer base. These portals have widely recognized brand names in China and greater financial resources than we do. We compete with these portals primarily for user traffic and online advertising. We also face growing competition from other Internet search service providers such as Sougou, Yisou and Zhong Sou. In addition, we compete with B2B service providers such as Alibaba.

Traditional Advertising Media. Traditional advertising media, such as newspapers, yellow pages, magazines, billboards and other forms of outdoor media, television and radio, compete for a share of our customers’ marketing budgets. Large enterprises currently spend a relatively small percentage of their marketing budgets on online marketing as compared to the percentage they spend on traditional advertising media.

Technology

We provide our web search and P4P technology using our network of computers running custom software developed in-house. Our key technologies include:

Web Search Technology

Our web search technology applies a combination of techniques to determine the importance of a web page independent of a particular search query and the relevance of that page to a particular search query.

Link Analysis Techniques. Link analysis is a technique that determines the relevance between a user query and a web page by evaluating the combination of the anchor texts and the number of web pages linked to that web page. We treat a link from web page A to web page B as a “vote” by page A in favor of page B. The subject of the “vote” is described in the anchor texts of that link. The more “votes” a web page gets, the higher the relevance. We compare search queries with the content of web pages to help determine relevance. Our text-based scoring techniques do more than count the number of times a search term appears on a web page. For example, our technology determines the proximity of individual search terms to each other on a given web page, and prioritizes results that have the search terms near each other. Other aspects of a page’s content are also considered. By combining link analysis with our information extraction techniques, we are able to deliver relevant search results.

Information Extraction Techniques. We extract information from a web page using high performance algorithms and information extraction techniques. Our techniques enable us to understand web page content, delete extraneous data, build link structures, identify duplicate and junk pages and decide whether to include or exclude a web page based on its quality. Our techniques can process millions of web pages quickly. In addition, our anti-spamming algorithms and tools can identify and respond to spamming web pages quickly and effectively.

Web Crawling Techniques. Our powerful computer clusters and intelligent scheduling algorithms allow us to crawl Chinese web pages efficiently. We can easily scale up our system to collect billions of Chinese web pages. Our spider technology enables us to refresh web indices at intervals ranging from every few minutes to every few weeks. We set the index refresh frequency rate based on our knowledge of Internet search users’ needs and the nature of the information. For example, our news index is typically updated every three to six minutes throughout the day given the importance of timely information for news. We also mine multimedia and other forms of files from web page repositories.

Chinese Language Processing Techniques. We analyze and understand Chinese web pages by processing word-segmentation and utilizing an encoding method based on Chinese language characteristics. For example, we can identify Chinese names on a web page. When a user searches for a person based on the person’s Chinese name, we can display the web pages that are specifically related to that person. We also mine user behavior and search interests from our large search query logs. We provide additional web search features such as advanced search, spell check and search by Chinese phonetics (Pinyin).

P4P Technology

Our P4P platform serves millions of relevant, targeted sponsored links each day based on search terms users enter or content they view on the web page. Our key P4P technology includes:

P4P Auction System. We use a web-based auction system to enable customers to bid for positions and automatically deliver relevant, targeted promotional links on Baidu.com and Baidu Union members’ websites. The system starts by screening the relevance between the keywords bid on by a customer and the sponsored links to ensure that the sponsored links are relevant to particular user queries. Then the system automatically determines the ranking of sponsored links based on the amounts the bidders are willing to pay. For determination of cost per click, or CPC, the system allows customers to set fixed CPCs or choose an automatic price reducing mechanism which automatically lowers the CPC to the minimum needed to maintain the desired position.

P4P Billing system. We record every click and charge customers a fee by multiplying the number of clicks by the CPC. Our system is designed to detect click fraud based on factors such as click patterns and timestamps. This system also computes the amount a Baidu Union member or a distributor should be paid. The billing information is integrated with our internal Oracle ERP financial system.

P4P Customer Service System. This system manages customer information such as targeted keywords, costs per click and performance analysis. We suggest to customers the keywords they should target based on their website content, spelling variants and competitors’ bids.

ProTheme Contextual Promotion Technology. Our ProTheme technology employs techniques that consider factors such as theme finding, keyword analysis, word frequency and the overall link structure of the web to analyze the content of individual web pages and to match sponsored links in our P4P platform to the web pages almost instantaneously. With this targeting technology, we can automatically provide contextually relevant promotional links. For example, our technology can provide links offering tickets to fans of a specific sports team or a news story about that team.

Large-Scale Systems Technology

We currently use a combination of off-the-shelf and custom software running on clusters of low-cost computers. Our investment in our large-scale system infrastructure has several key benefits: simplification of the storage and processing of large amounts of data, facilitation of the deployment and operation of large-scale products and services, automation of much of the administration of large-scale clusters of computers. Moreover, this large infrastructure is easily scalable to increases in traffic and dataset volume.

Our large-scale system infrastructure uses distributed software and high performance parallel computing technologies to provide high-quality web search services and web page collection with low cost computer clusters on a Linux operating system. We also have management information systems that enable us to perform tasks such as service operations, administrations, trouble-shootings and filtering with relative ease and efficiency. In addition, we have software systems that can test new ideas with real search queries to evaluate the actual effects without affecting live services.

Our infrastructure significantly improves the relevance of our search and advertising results by allowing us to apply superior search and retrieval algorithms that are computationally intensive. We believe this infrastructure also shortens our product development cycle and allows us to innovate more cost-effectively. We also constantly evaluate new hardware alternatives and software techniques to help further reduce our computational costs.

Research and Development

We have a team of experienced engineers. As of June 30, 2005, our research and development staff consisted of 234 engineers, representing approximately 31% of our total staff. Substantially all of our engineers are based at our headquarters in Beijing. We recruit most of our engineers locally and have established various recruiting and training programs with leading universities in China. We also recruit experienced engineers from the United States. We compete aggressively for engineering talent to help us address challenges such as Chinese language processing, information retrieval and high performance computing. In each of the three years ended December 31, 2002, 2003 and 2004, our research and development expenditures were RMB3.9 million, RMB5.2 million and RMB11.4 million (US$1.4 million), representing 36.9%, 13.4% and 10.3% of our total net revenues for 2002, 2003 and 2004, respectively. In the three months ended March 31, 2005, our research and development expenditures were RMB5.5 million (US$0.7 million).

Intellectual Property

We rely on a combination of trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. We have one issued patent in China and intend to apply for more patents to protect our core technologies. We also enter into confidentiality, non-compete and invention assignment agreements with our employees and consultants and nondisclosure agreements with third parties. “ ” is a registered trademark in China. We have also applied to register additional trademarks and logos, including “ ,” with the Trademark Office of the State Administration for Industry and Commerce in China. We have registered our domain names, including Baidu.com, with register.com, and Baidu.cn and Baidu.com.cn with CNNIC.

Internet, technology and media companies are frequently involved in litigation based on allegations of infringement or other violations of intellectual property rights. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving and could involve substantial risks to us. See “Risk Factors—Risks Related to Our Business—We may face intellectual property infringement claims and other claims that could be time-consuming and costly to defend and may result in our inability to continue providing our existing services” and “—We may be subject to patent infringement claims with respect to our P4P platform.”

Employees

We had 93, 143 and 328 employees as of December 31, 2002, 2003 and 2004, respectively. As of June 30, 2005, we had 750 employees, including 74 in management and administration, 234 in research and development and 321 in sales and marketing. We also hire temporary employees and contractors from time to time. We have developed a strong company culture that encourages individual thinking and creativity, continuous self-improvement and strong commitment to providing the best experience to our users and customers. In addition, we provide share options to our employees to align their interests more closely with our shareholders’ interests.

Facilities

Our principal executive offices are located on premises comprising approximately 5,800 square meters in Beijing, China. We have regional offices in Shanghai and Shenzhen. We lease our premises from unrelated third parties. Our servers are hosted at the Internet data centers of China Telecom and China Netcom in Beijing. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our future expansion plans.

Legal Proceedings

From time to time, we are involved in litigation or other disputes regarding copyright and trademark infringement, defamation and unfair competition. Our search results provide links to materials, and our Baidu Post Bar may contain messages, in which others may allege to own copyrights, trademarks or image rights or which others may claim to be defamatory or objectionable. We have received notice letters from third parties asserting copyright and trademark infringement, unfair competition and defamation claims against us.

We have been involved in several cases of unfair competition litigation in Beijing against Beijing 3721 Science and Technology Co., Ltd., an Internet search provider affiliated with Yahoo!.

On December 20, 2004, the Haidian District People’s Court in Beijing issued an injunctive order against Beijing 3721 in an unfair competition lawsuit brought by us. The court found that Beijing 3721 had provided misleading warnings to its users for purposes of deterring these users from downloading and using Baidu’s web search tools, and held that this act constituted unfair competition. Beijing 3721 has appealed the trial court’s order and the case is pending at the appellate court.

On December 20, 2004, the Haidian District People’s Court in Beijing issued an injunctive order against us with payment of damages of RMB6,000 (US$725) to Beijing 3721 in an unfair competition claim brought by Beijing 3721. Beijing 3721 claimed that we had engaged in unfair competition by establishing a firewall that adversely affected Baidu users’ ability to download the Beijing 3721 web search tools. We have appealed this decision and the case is pending at the appellate court.

On January 18, 2005, Beijing 3721 brought an unfair competition suit against us in the Haidian District People’s Court in Beijing, claiming that the Baidu’s web search tools, once installed, had interfered with the downloading, installation and use of another web search tool that Beijing 3721 provided on www.yisou.com. On May 19, 2005, we brought a counter-claim against Beijing 3721 in the Haidian District People’s Court in Beijing, stating that Beijing 3721’s search tool software, once installed, would interfere with the normal operation of our search tool software previously installed in the same computer. The court has not ruled on these cases.

On February 21, 2005, Beijing 3721 brought an unfair competition suit against us in the Beijing First Intermediate People’s Court, claiming that certain of our search software tools, once installed, would interfere with the normal operation of the Beijing 3721 search software tools previously installed in the same computer. Beijing 3721 asserted damages of RMB2.6 million (US$314,000). The court has not ruled on this case.

Additionally, we have been involved in two unfair competition lawsuits against 8848.com Inc., a Beijing-based e-commerce company that owns and operates 8848.net and 8848.com. On January 12, 2005, we brought an unfair competition suit in the Haidian District People’s Court in Beijing against 8848.com, alleging that 8848.com had intentionally offered certain software to their users which, once installed, would substantially alter Baidu’s web search page layout and search results without the knowledge of these users. The court has not ruled on this case.

On March 2, 2005, 8848.com brought an unfair competition suit against us in the Beijing First Intermediate People’s Court, seeking monetary damages of RMB15 million (US$1.8 million). 8848.com alleged that we had used certain technology to divert an overwhelming amount of user traffic to its website without the consent of 8848.com, which had caused the malfunction of its servers and as a result, 8848.com was forced to shut down its website for 26 hours. The court has not ruled on this case.

On June 20, 2005, Shanghai Busheng Music Culture Media Co., Ltd., or Shanghai Busheng, brought a copyright infringement suit against us in the Haidian District People’s Court in Beijing alleging that we allowed our users to download 53 popular songs without its authorization. Shanghai Busheng sought an injunction order and damages in an amount of RMB560,000 (US$67,661). We did not receive any copyright infringement notice from the plaintiff before this suit was brought against us. The court has not ruled on this case.

In early July, 2005, we received a copyright infringement complaint dated as of May 23, 2005 brought by Beijing New Picture Film Co., Ltd. against us. The plaintiff alleged that we provided a copyrighted movie owned by the plaintiff to users of our Baidu Movie Search without the plaintiff’s authorization. We did not receive any copyright infringement notice from the plaintiff before this suit was brought against us. The plaintiff also named the Hangzhou branch of Zhejiang Telecommunication Co. Ltd. as a co-defendant, claiming that it had the ability and obligation to prevent us from providing the movie to our users on our website but failed to do so. The plaintiff sought an injunction order as well as damages and expenses in an aggregate amount of RMB166,000 (US$20,056). The court has not ruled on this case.

Although we cannot predict with certainty the results of pending litigation and claims, we believe that the final outcome of pending litigation and claims will not have a material adverse effect on our business and results of operations. Regardless of the outcome, however, any litigation can result in substantial costs and diversion of management resources and attention.

REGULATION

The PRC government extensively regulates the telecommunications industry, including the Internet sector. The State Council, the Ministry of Information Industry and other relevant government authorities have promulgated an extensive regulatory scheme governing Internet-related services. This section summarizes the principal PRC laws and regulations relating to our business.

In the opinion of Commerce & Finance Law Offices, our PRC legal counsel: (1) the ownership structure of our company, Baidu Online and Baidu Netcom, complies with, and immediately after this offering, will comply with, current PRC laws and regulations; (2) our contractual arrangements with Baidu Netcom and its shareholders are valid and binding on all parties to these arrangements and do not violate existing PRC laws or regulations; and (3) the business operations of our company, Baidu Online and Baidu Netcom comply with current PRC laws and regulations.

China’s Internet industry and online advertising market are at an early stage of development. There are substantial uncertainties regarding the interpretation and application of existing or proposed PRC laws and regulations. We cannot assure you that the PRC regulatory authorities would find that our corporate structure and our business operations comply with PRC laws and regulations. If the PRC government finds us to be in violation of PRC laws and regulations, we may be required to pay fines and penalties, obtain certain licenses or permits and change, suspend or discontinue our business operations until we comply with applicable laws.

Regulations on Value-Added Telecommunications Services and Internet Content Services

In September 2000, the State Council promulgated the Telecommunications Regulations, or the Telecom Regulations. The Telecom Regulations categorize all telecommunications businesses in the PRC as either basic or value-added. Internet content services, or ICP services, are classified as value-added telecommunications businesses. Under the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the Ministry of Information Industry or its provincial level counterparts.

In September 2000, the State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures. According to the Internet Measures, commercial ICP service operators must obtain an ICP license from the relevant government authorities before engaging in any commercial ICP operations within the PRC. In November 2000, the Ministry of Information Industry promulgated the Internet Electronic Messaging Service Administrative Measures, or the BBS Measures. BBS services include electronic bulletin boards, electronic forums, message boards and chat rooms. The BBS Measures require ICP operators to obtain specific approvals before providing BBS services.

In December 2001, the Ministry of Information Industry promulgated the Administrative Measures for Telecommunications Business Operating Licenses, or the Telecom License Measures. The Telecom License Measures set forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining such licenses. For example, an ICP operator providing value-added services in multiple provinces is required to obtain an inter-regional license, whereas an ICP operator providing the same services in one province is required to obtain a local license.

National security considerations are an important factor in the regulation of Internet content in China. The National People’s Congress, the PRC’s national legislature, has enacted laws that subject violators to penalties, including criminal sanctions, for Internet content that:

•	opposes the fundamental principles stated in the PRC constitution;

•	compromises national security, divulges state secrets, subverts state power or damages national unity;

•	harms the dignity or interests of the state;

•	incites ethnic hatred or racial discrimination or damages inter-ethnic unity;

•	undermines the PRC’s religious policy or propagates heretical teachings or feudal superstitions;

•	disseminates rumors, disturbs social order or disrupts social stability;

•	disseminates obscenity or pornography, encourages gambling, violence, murder or fear or incites the commission of a crime;

•	insults or slanders a third party or infringes upon the lawful rights and interests of a third party; or

•	is otherwise prohibited by law or administrative regulations.

ICP operators are required to monitor their websites, including electronic bulletin boards. They may not post or disseminate any content that falls within these prohibited categories and must remove any such content from their websites.

The PRC government may shut down the websites of ICP license holders that violate any of the above-mentioned content restrictions and revoke their ICP licenses.

Restrictions on Foreign Ownership in Value-Added Telecommunications Services

To comply with China’s commitments for its entry into the World Trade Organization, or WTO, the State Council promulgated the Provisions on Administration of Foreign Invested Telecommunications Enterprises, or FITE Provisions, in December 2001. The FITE Provisions set forth detailed requirements for capitalization, investor qualifications and application and approval procedures in connection with the establishment of a foreign invested telecommunications enterprise. Under the FITE Provisions, the ultimate foreign equity ownership in a value-added telecommunications services provider must not exceed 50%. Pursuant to the latest Industry Guidance Catalogue for Foreign Investment, or Guidance Catalogue, jointly issued by the National Reform and Development Commission and the Ministry of Commerce on November 30, 2004 and effective as of January 1, 2005, foreign investors may own up to 50% of the equity interest in a company that operates a value-added telecommunications business listed in China’s WTO commitments, including ICP services. However, for a foreign investor to acquire any equity interest (up to 50% as permitted under Guidance Catalogue) in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating track record and experience in operating value-added telecommunication business overseas. Moreover, foreign investors that meet these requirements must obtain approvals from the Ministry of Information Industry and the Ministry of Commerce or their authorized local counterparts, which retain considerable discretion in granting approvals. Based on the publicly available information, the PRC government has issued an ICP license to only a limited number of companies, all of which are Sino-foreign joint ventures engaging in the value-added telecommunication business. We believe that it would be impracticable for us to acquire any equity interest in Baidu Netcom without diverting management attention and resources. In addition, we believe that our contractual arrangements with Baidu Netcom and its owners provide us with sufficient and effective control over Baidu Netcom. Accordingly, we currently do not plan to acquire any equity interest of Baidu Netcom.

To comply with these PRC regulations, we operate our websites through Baidu Netcom, our PRC affiliated company. Baidu Netcom is wholly owned by our founders, Robin Yanhong Li and Eric Yong Xu, both of whom are PRC citizens. Baidu Netcom holds the licenses and permits necessary to operate our website.

Regulations on News Display

Displaying news on a website and disseminating news through the Internet are highly regulated in the PRC. In November 2000, the State Council News Office and the Ministry of Information Industry promulgated the Provisional Measures for Administrating Internet Websites Carrying on the News Displaying Business. These measures require an ICP operator (other than a government authorized news unit) to obtain State Council News Office approval to post news on its website or disseminate news through the Internet. Furthermore, the disseminated news must come from government-approved sources pursuant to contracts between the ICP operator and these sources, copies of which must be filed with the relevant government authorities.

We provide our search users with links to other domestic websites that display news. According to our PRC legal counsel, providing links to news stories in response to a search query does not constitute displaying news on a website or disseminating news through the Internet. Therefore, we are not required to obtain governmental approval for providing our search users with these news links.

Regulation on Internet Culture Activities

On May 10, 2003, the Ministry of Culture promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures. The Internet Culture Measures require ICP operators engaging in “Internet culture activities” to obtain a license from the Ministry of Culture. The term “Internet culture activities” includes, among other things, online dissemination of Internet cultural products (such as audio-video products, gaming products, performances of plays or programs, works of art and cartoons) and the production, reproduction, importation, sale (wholesale or retail), leasing and broadcasting of Internet cultural products. The Internet Culture Measures do not state whether the measures apply to Internet search services that provide links to Internet cultural products, such as online audio-video products offered by third-party websites. According to our PRC legal counsel, Internet search services that provide links to third-party websites do not currently constitute engaging in Internet culture activities under the Internet Culture Measures. We therefore believe that we do not need to obtain an Internet culture business operation license.

Regulation on Broadcasting Audio-Video Programs through the Internet

On January 7, 2003, the State Administration of Radio, Film and Television promulgated the Rules for Administration of Broadcasting of Audio-Video Programs Through the Internet and Other Information Networks, or the Broadcasting Rules. The Broadcasting Rules regulate Internet broadcasting of audio-video programs. According to the Broadcasting Rules, anyone who wishes to engage in Internet broadcasting activities must first obtain a license.

On April 23, 2005, the State Council announced a policy regarding investment by non-state-owned companies in culture-related business in China. The policy restricts investment by non-state-owned companies in audio-video broadcasting business or website news business, whether the business is conducted via Internet or otherwise. The policy authorizes the Ministry of Culture, the State Administration of Radio, Film and Television and the State Council News Office to adopt detailed implementation rules according to the policy. As we provide algorithm-generated links to third-party websites, we do not believe this policy would have direct adverse impact on our business and operations.

Regulations on Advertisements

The PRC government regulates online advertising, principally through the State Administration for Industry and Commerce, or the SAIC. Under the Rules for Administration of Foreign Invested Advertising Enterprise, promulgated by the SAIC and Ministry of Commerce on March 2, 2004, and the Guidance Catalogue, foreign investors are currently permitted to own up to 70% of the equity interest, individually or collectively, in a PRC advertising company. Starting December 10, 2005, there will be no limit on the percentage of foreign equity ownership.

Any entity that wishes to conduct advertising business in the PRC must first obtain approval from the SAIC or its local counterpart. Although the PRC laws or regulations at the national level do not specifically regulate online advertising businesses, certain provincial government authorities, such as the Beijing Administration for Industry and Commerce, or Beijing AIC, regulate online advertising businesses. In March 2001, Beijing AIC promulgated the Online Advertising Tentative Administrative Measures, which require ICP operators that provide online advertising services within the municipality of Beijing to obtain an advertising operations license. We conduct our online advertising business through Baidu Netcom, which holds an advertising operations license.

Regulation on Software Products

On October 27, 2000, the Ministry of Information Industry issued the Administrative Measures on Software Products, or the Software Measures, to strengthen the regulation of software products and to encourage the development of the PRC software industry. Under the Software Measures, a software developer must have all software products imported into or sold in the PRC tested by a testing organization approved by the Ministry of Information Industry. The software products must be registered with the Ministry of Information Industry or with its provincial branch. The sale of unregistered software products in the PRC is forbidden. Software products can be registered for five years, and the registration is renewable upon expiration.

Regulations on Intellectual Property Rights

China has adopted legislation governing intellectual property rights, including trademarks, patents and copyrights. China is a signatory to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the WTO in December 2001.

Patent. The National People’s Congress adopted the Patent Law in 1984, and amended it in 1992 and 2000. The purpose of the Patent Law is to protect and encourage invention, foster applications of invention and promote the development of science and technology. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Council is responsible for receiving, examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights.

Copyright. The National People’s Congress amended the Copyright Law in 2001 to widen the scope of works and rights that are eligible for copyright protection. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center.

To address copyright issues relating to the Internet, the PRC Supreme People’s Court on November 11, 2000 issued the Interpretations on Some Issues Concerning Applicable Laws for Trial of Disputes Over Internet Copyright, or the Interpretations, which were subsequently amended on December 23, 2003. The Interpretations establish joint liability for ICP operators if they knowingly participate in, assist in or incite infringing activities or fail to remove infringing content from their websites after receiving notice from the rights holder. In addition, any act intended to bypass circumvention technologies designed to protect copyrights constitutes copyright infringement.

To address the problem of copyright infringement related to the content posted or transmitted over the Internet, the PRC National Copyright Administration and the Ministry of Information Industry jointly promulgated the Administrative Measures for Copyright Protection Related to the Internet on April 30, 2005. This measure became effective on May 30, 2005.

This measure applies to situations where an ICP operator (i) allows another person to post or store any works, recordings, audio or video programs on the websites operated by such ICP operator or (ii) provides links to, or search results for, the works, recordings, audio or video programs posted or transmitted by such person, without editing, revising or selecting the content of such material. Upon receipt of an infringement notice from a legitimate copyright holder, an ICP operator must take remedial actions immediately by removing or disabling access to the infringing content. If an ICP operator knowingly transmits infringing content or fails to take remedial actions after receipt of a notice of infringement, the ICP operator could be subject to administrative penalties, including: cessation of infringement activities; confiscation by the authorities of all income derived from the infringement activities; and payment of a fine of up to three times the unlawful income or, in cases where the amount of unlawful income cannot be determined, a fine of up to RMB100,000. An ICP operator is also required to retain all infringement notices for a minimum of six months and to record the content, display time and IP addresses or the domain names related to the infringement for a minimum of 60 days. Failure to comply with this requirement could result in an administrative warning and a fine of up to RMB30,000.

Under PRC copyright laws, a copyright holder can sue Internet service providers for copyright infringement. For example, in 2004, a Chinese record company sued a Chinese Internet music content provider, alleging that the defendant enabled users to download certain MP3 music files without the plaintiff’s authorization. The Beijing Municipal Supreme People’s Court found the defendant liable for knowingly participating in infringing activities and fined the defendant RMB100,000 (US$12,082). On the other hand, in a 2001 case in which an author sued a Chinese Internet company for providing search links to a third-party website which displayed his book online without his authorization, the Haidian District People’s Court in Beijing held that the Internet company was not liable for providing algorithm-generated search links to the third-party website without knowledge of the website’s infringing activities. However, if an Internet search provider does not promptly remove links to the infringing content after receiving notices from the copyright holders, the Internet search provider can be held liable by a PRC court. For example, in 2000, a copyright holder of a book brought a copyright infringement claim against another Chinese Internet company in the Beijing Intermediate People’s Court, alleging that the defendant provided search links to certain third-party websites that posted the plaintiff’s book without authorization and refused to remove such links to the infringing websites after the plaintiff requested the defendant to do so. The court found the defendant liable based primarily on the fact that it received notices of infringement from the plaintiff but did not timely remove the search links, and ordered the defendant to pay RMB3,000 (US$362.5) to the plaintiff as compensatory damage.

We do not host MP3 music files or movies on our servers. We provide algorithm-generated links to MP3 music files and provide index to movies located on third-party websites in response to our users’ search queries. We have adopted measures to mitigate copyright infringement risks. For example, our policy is to remove links to web pages if we know these web pages contain materials that infringe third-party rights or if we are notified by the legitimate copyright holder of the infringement.

Trademark. The PRC Trademark Law, adopted in 1982 and revised in 2001, protects registered trademarks. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. We have registered “ ” with the Trademark Office. We have also applied to register additional trademarks and logos, including “ ,” with the Trademark Office.

On November 5, 2004, the Ministry of Information Industry amended the Measures for Administration of Domain Names for the Chinese Internet, or Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” In September 2002, CNNIC issued the Implementing Rules for Domain Name Registration and the Measures on Domain Name Disputes Resolution, pursuant to which CNNIC can authorize a domain name dispute resolution institution to decide disputes. We have registered our domain names Baidu.cn and Baidu.com.cn with CNNIC.

Regulation of Information Security

The National People’s Congress has enacted legislation that prohibits use of the Internet that breaches the public security, disseminates socially destabilizing content or leaks state secrets. Breach of public security includes breach of national security and infringement on legal rights and interests of the state, society or citizens. Socially destabilizing content includes any content that incites defiance or violations of PRC laws or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. State secrets are defined broadly to include information concerning PRC national defense, state affairs and other matters as determined by the PRC authorities.

According to this legislation and other relevant regulations, ICP operators must complete mandatory security filing procedures with local public security authorities and must also report any public dissemination of prohibited content.

As Baidu Netcom is an ICP operator, it is subject to the regulations relating to information security. Baidu Netcom has taken measures to comply with such regulations. It is registered with the relevant government authority in accordance with the mandatory registration requirement. Its policy is to remove links to web pages which to its knowledge contain information that would be in violation of PRC laws. In addition, we monitor our websites to ensure our compliance with such regulations.

Regulations on Internet Privacy

The PRC Constitution states that PRC laws protect the freedom and privacy of communications of citizens and prohibits infringement of such rights. In recent years, PRC government authorities have enacted legislation on Internet use to protect personal information from any unauthorized disclosure. The Internet Measures prohibit an ICP operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Pursuant to the BBS Measures, ICP operators that provide electronic messaging services must keep users’ personal information confidential and must not disclose such personal information to any third party without the users’ consent or unless required by law. The regulations further authorize the relevant telecommunications authorities to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability if the unauthorized disclosure results in damages or losses to users. The PRC government, however, has the power and authority to order ICP operators to turn over personal information if an Internet user posts any prohibited content or engages in illegal activities on the Internet.

Regulations on Foreign Exchange

Foreign Currency Exchange

Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 1997 and various regulations issued by the State Administration of Foreign Exchange, or the SAFE, and other relevant PRC government authorities, RMB is freely convertible only to the extent of current account items, such as trade related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require prior approval from the SAFE or its provincial branch for conversion of RMB into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.

Payments for transactions that take place within the PRC must be made in RMB. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local counterpart. Unless otherwise approved, domestic enterprises must convert all of their foreign currency receipts into RMB.

Dividend Distribution

The principal regulations governing dividend distributions by wholly foreign-owned enterprises and Sino-foreign equity joint ventures include:

•	Wholly Foreign-Owned Enterprise Law (1986), as amended;

•	Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended;

•	Sino-foreign Equity Joint Venture Enterprise Law (1979), as amended; and

•	Sino-foreign Equity Joint Venture Enterprise Law Implementing Rules (1983), as amended.

Under these regulations, wholly foreign-owned enterprises and Sino-foreign equity joint ventures in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, these foreign-invested enterprises are required to set aside certain amounts of their accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title

Robin Yanhong Li	36	Chairman and Chief Executive Officer

Shawn Wang	38	Chief Financial Officer

David Hongbo Zhu	34	Chief Operating Officer

Jerry Jianguo Liu	39	Vice President of Engineering

Dong Liang	30	Vice President of Marketing

James Ding (1)	39	Independent Director

Jixun Foo	37	Director

Asad Jamal	45	Director

Greg Penner (2)	35	Independent Director

Scott Walchek (3)	46	Director

(1)	Mr. Ding has been appointed as our independent director, effective immediately prior to the effectiveness of our registration statement on Form F-1, of which this prospectus is a part.
(2)	Mr. Penner will become an independent director immediately upon the closing of this offering.
(3)	Mr. Walchek has resigned from our board of directors, effective immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Robin Yanhong Li is a co-founder of our company. Mr. Li has served as our chairman of the board since our inception in January 2000 and as our chief executive officer since January 2004. Mr. Li served as our president from February 2000 to December 2003. Prior to founding our company, Mr. Li worked as a staff engineer for Infoseek, a pioneer in the Internet search engine industry, from July 1997 to December 1999. Mr. Li was a senior consultant for IDD Information Services from May 1994 to June 1997 during which he invented a patent related to a search engine technology which we have not used and do not intend to use in our operations. Mr. Li received a bachelor’s degree in information science from Peking University and a master’s degree in computer science from the State University of New York at Buffalo.

Shawn Wang has served as our chief financial officer since September 2004. Prior to joining our company, Mr. Wang was a partner of the global capital markets group of PricewaterhouseCoopers LLP in charge of managing PricewaterhouseCoopers’ cross-border transactional, accounting and strategic advisory services to clients seeking access to U.S. capital markets, with a specific focus on clients based in Greater China. Mr. Wang served as an advisor to the China Securities Regulatory Commission, or CSRC, from November 2002 to December 2003, an expert advisor to the Ministry of Finance, Accounting Standards Board of China from December 2003 to September 2004 and an advisor to the Asset Securitization Task Force of CSRC from April 2004 to December 2004. Prior to transferring to PricewaterhouseCooper’s office in Hong Kong in 1999, Mr. Wang worked at the London and New York offices of PricewaterhouseCoopers for five years. Mr. Wang received a bachelor’s degree in industrial management from Northwestern Polytechnical University in China, a master’s degree in Higher Education Administration from West Virginia University and a master’s degree in accounting from The American University.

David Hongbo Zhu has served as our chief operating officer since January 2004. Mr. Zhu previously served as our senior vice president from May 2002 to December 2003. Mr. Zhu has more than 12 years of experience in the information and technology industry in China. Prior to joining our company, Mr. Zhu served as a vice president of Hanconsulting (China) Co., Ltd., the largest management consulting company in China providing management consulting, IT and systems implementation consulting from January 2002 to May 2002. He co-founded Original Power Information Technology Co., Ltd. in 2001 and served as its director and chief executive officer. From 1997 to 2001, Mr. Zhu held a number of positions at UFSoft Group, the largest software company in China, including vice president in charge of sales, marketing, distribution channels and customer service and won several awards including the “Best Employee of UFSoft” award and the “Outstanding Contribution to UFSoft of the Decade” award. Mr. Zhu received a bachelor’s degree from Beijing University of Aeronautics and Astronautics.

Jerry Jianguo Liu has served as our vice president of engineering since January 2000. Mr. Liu has over 13 years of experience in software engineering, research, development and engineering management. Before joining our company, Mr. Liu was an associate professor and the head of the Computer Networks and Distribution Systems Laboratory of Peking University’s Department of Computer Science and Technology. He oversaw several research projects funded by the Chinese National Science Foundation, the National 863 Fund and National Planning Committee in China. The engineering teams led by Mr. Liu developed certain large scale software products, including TianWang, the first Chinese language search engine in China. Mr. Liu received a bachelor’s degree in computer science and engineering from Xi’an Jiaotong University and a master’s degree in computer science from Peking University. He was a visiting scholar in the Department of Computer Science of University of Illinois at Urbana-Champaign from 1997 to 1998.

Dong Liang has served as our vice president of marketing since November 2004. Mr. Liang had advised us on our branding strategy prior to joining our company. From 2003 to December 2004, Mr. Liang was the branding advisor at Yi Communications Group where he managed and supervised a team of over thirty employees who provided services related to brand promotion and public relations to Guangdong Mobile Corporation and designed and executed the largest student competition sponsored by PepsiCo in southern China. From November 1999 to 2004, Mr. Liang worked at Hong Kong-based Phoenix TV as show host and chief editor. Mr. Liang received his bachelor’s degree in television communications from China Media University. Mr. Liang is also a founding member of the Changing China Observer Forum of Peking University.

James Ding has been appointed as our independent director, effective immediately prior to the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Ding has served as the chairman of the board of directors of AsiaInfo Holdings, Inc., a Nasdaq-listed company since April 2003 and has served as a member of the board of AsiaInfo since its inception. He served as AsiaInfo’s chief executive officer from May 1999 to April 2003. He was also AsiaInfo’s senior vice president for business development and chief technology officer from 1997 to 1999. Mr. Ding received a master’s degree in information science from the University of California, Los Angeles.

Jixun Foo has served as our director since January 2004. Mr. Foo is a director of Draper Fisher Jurvetson ePlanet Ventures, or DFJ ePlanet. Prior to joining DFJ ePlanet in 2000, Mr. Foo headed the investment group of the finance and investment division of National Science & Technology Board of Singapore, or NSTB, where he focused on investing in and assisting early stage technology companies. Prior to joining NSTB in December 1995, Mr. Foo was a research and development engineer and project group leader at Hewlett-Packard. Mr. Foo received a bachelor’s degree in engineering from the National University of Singapore and received a master’s degree in management of technology from the Graduate School of Business of the National University of Singapore.

Asad Jamal has served as our director since June 2004. Mr. Jamal is co-chairman and managing director of DFJ ePlanet Ventures, a Silicon Valley headquartered technology venture capital firm, with US$640 million under management. Mr. Jamal co-founded DFJ ePlanet Ventures in 1999 along with a leading Silicon Valley venture capital firm, Draper Fisher Jurvetson, to focus on global venture capital opportunities. Mr. Jamal has built and currently heads DFJ ePlanet’s teams and offices in Silicon Valley, London, Singapore, Beijing and Shanghai. Mr. Jamal serves on the board of directors of a number of U.S. technology companies. He has previously worked in a senior executive capacity with Hong Kong merchant bank Peregrine Investment Holdings, and as head of derivatives trading with Chase Manhattan Bank in London. Mr. Jamal graduated with a B.Sc. (Honors) from the London School of Economics, and is a member of The Institute of Chartered Accountants in England & Wales. He is a charter member of entrepreneurship organizations TIE Silicon Valley and OPEN Silicon Valley.

Greg Penner has served as our director since July 2004. Mr. Penner is a general partner of Madrone Capital Partners, an investment firm based in Menlo Park, California. From 2002 to 2004, he was the senior vice president and chief financial officer of Wal-Mart Japan, and he continues to serve as a director of The Seiyu, Ltd., a Japanese retailer. From 2000 to 2002, Mr. Penner was responsible for the business development, legal and finance affairs of Walmart.com, Wal-Mart’s Internet business based in California. Prior to joining Wal-Mart, Mr. Penner was a general partner at Peninsula Capital, an early stage venture capital fund. In addition to Baidu and Seiyu, Mr. Penner also serves as a director of 99Bill Corporation based in Shanghai, China. Mr. Penner received a bachelor’s degree in international economics from the School of Foreign Service at Georgetown University and an M.B.A. from the Stanford Graduate School of Business.

Scott Walchek has served as our director since January 2004. Mr. Walchek is a general partner of Integrity Partners, LLC, an early-stage venture capital firm and is a partner in Palm Beach Capital Partners, LLC, an asset-backed hedge fund with US$600 million under management. Mr. Walchek was the chief executive officer and co-founder of C2B Technologies, an e-commerce infrastructure company acquired by Inktomi Corp. in 1998. Mr. Walchek is the president of two media companies involved in film and music production and currently serves on the boards of directors of Palm Beach Capital Partners, LLC and Ionic Fusion, Inc., a developer of nanotechnology for surface engineering. Mr. Walchek serves as a director for several not-for-profit community and charitable organizations. Mr. Walchek performed his undergraduate studies at the University of California at San Diego.

Employment Agreements

We have entered into employment agreements with each of our executive officers. We may terminate their employment for cause at any time, without notice or remuneration, for certain acts by an executive officer including but not limited to a conviction or plea of guilty to a felony, negligence or dishonesty to our detriment and failure to perform the agreed-to duties after a reasonable opportunity to cure the failure. An executive officer may terminate employment upon occurrence of certain change of control events, if there is a material reduction in his or her level of responsibilities or base salary, or there is a substantial relocation of his or her principal place of employment and we fail to address these issues within 20 days of the executive officer’s prior written notice. Upon the occurrence of any of these events, the departing executive officer will be entitled to receive a severance payment equal to his or her then one-month base salary. An executive officer may also terminate his or her employment for other reasons or no reason at all after providing prior written notice of two months, in which case the departing executive officer will not be entitled to receive any severance payments. We may terminate the employment of any of our executive officers without cause by giving him or her a prior written notice of two months. In the case of termination without cause, the executive officer will be entitled to a severance payment in an amount equal to his or her then six-month base salary. The severance amount payable will be reduced by any remuneration paid to the executive officer because of his or her employment or self-employment during the six-month severance period.

Each executive officer has agreed to hold, both during and after his employment agreement expires or is terminated, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment, any confidential information, technical data, trade secrets or know-how of our company or the confidential information of any third party, including our affiliated entities and our subsidiaries that we receive. Each executive officer has also agreed to disclose in confidence to us all inventions, designs and trade secrets that he or she conceives of, develops or reduces to practice and to assign all rights, title and interests in them to us. In addition, each executive officer has agreed to be bound by the non-competition restrictions set forth in his or her employment agreement and the separate non-competition agreement with us. Specifically, each executive officer has agreed, while employed by us and for a period of one year after termination of his or her employment, not to:

•	solicit business from or perform services for any person who was a client, customer, supplier or prospective client of us or our affiliated entities during the executive officers’ employment;

•	solicit or induce any person to terminate his or her employment or consulting relationship with us or our affiliated entities; or

•	engage, invest or assist in any business that competes with the business or future business of us or our affiliated entities.

Board of Directors

Our board of directors currently has five directors and consists of two directors designated by the holders of our Series A convertible preferred shares so long as any Series A convertible preferred shares are outstanding, two directors designated by the holders of our Series B convertible preferred shares so long as any Series B convertible preferred shares are outstanding and Robin Yanhong Li, our chairman and chief executive officer. All of our preferred shares will automatically convert into ordinary shares immediately prior to the closing of this offering. Our board composition after the closing of this offering will be governed by our articles of association then in effect. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he or she is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertakings, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

Prior to the closing of this offering, we intend to establish three committees under the board of directors: an audit committee, a compensation committee and a corporate governance and nominating committee. We intend to adopt a charter for each of the three committees prior to the closing of this offering.

Audit Committee

The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s responses;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material internal control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent auditors; and

•	attending to such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee

The compensation committee will assist the board in reviewing and approving our compensation structure, including all forms of compensation relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting while his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving executive compensation;

•	reviewing and making recommendations to the board with respect to the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•	selecting and recommending to the board nominees for election or re-election to the board or for appointments to fill any vacancies;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to the company to act in good faith in their dealings with or on behalf of our company and exercise their powers and fulfill the duties of their office honestly. This duty has four essential elements:

•	a duty to act in good faith in the best interests of the company;

•	a duty not to personally profit from opportunities that arise from the office of director;

•	a duty to avoid conflicts of interest; and

•	a duty to exercise powers for the purpose for which such powers were intended.

In general, the Companies Law imposes various duties on officers of a company with respect to certain matters of management and administration of the company. The Companies Law imposes fines on persons who fail to satisfy those requirements. However, in many circumstances, an individual is only liable if he is knowingly guilty of the default or knowingly and willfully authorizes or permits the default. In comparison, under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. In addition, under Delaware law, a party challenging the propriety of a decision of the directors bears the burden of rebutting the applicability of the presumptions afforded to directors by the “business judgment rule.” If the presumption is not rebutted, the business judgment rule protects the directors and their decisions, and their business judgments will not be second guessed. If the presumption is rebutted, the directors bear the burden of demonstrating the entire fairness of the relevant transaction. Notwithstanding the foregoing, Delaware courts subject directors’ conduct to enhanced scrutiny in respect of defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.

Terms of Directors and Executive Officers

Currently, all directors hold office in accordance with our articles of association and our shareholders’ agreement. A director (other than a Series A director or a Series B director) may only be removed by the shareholders. A Series A director or a Series B director may only be removed by the holders of Series A or Series B convertible preferred shares, respectively, who appointed him. Our current articles of association do not contain a limit on the term of office for any of our current directors, except that the directors appointed by the holders of our Series A convertible preferred shares and the holders of our Series B convertible preferred shares, respectively, will cease to be our directors once none of the Series A shares or Series B shares, as the case may be, are outstanding. Officers are elected by and serve at the discretion of the board of directors.

Compensation of Directors and Executive Officers

In 2004, we paid an aggregate of approximately RMB4.0 million (US$0.5 million) in cash compensation to our executive officers, and we did not pay any compensation to our non-executive directors.

Share Options

2000 Option Plan. Our board of directors authorized the issuance of up to 5,040,000 ordinary shares upon exercise of awards granted under our 2000 option plan. As of June 30, 2005, options to purchase 1,963,996 Class B ordinary shares were outstanding. The following table summarizes, as of June 30, 2005, the outstanding options that we granted to several of our directors and executive officers and to other individuals as a group under our 2000 option plan.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Grant Date	Expiration Date
Robin Yanhong Li	83,333	2.5	April 1, 2004	March 31, 2009
Shawn Wang	322,488	4.5	July 15, 2004	July 14, 2009
David Hongbo Zhu	50,000	0.2	May 16, 2002	May 15, 2007
	12,084	0.2	October 16, 2003	October 15, 2008
	26,667	2.5	January 15, 2004	January 14, 2009
	50,000	6.5	January 18, 2005	January 17, 2010
Jerry Jianguo Liu	417	0.2	July 1, 2001	June 30, 2006
	11,667	0.2	August 15, 2002	August 14, 2007
	9,334	0.2	October 16, 2003	October 15, 2008
	30,000	5.5	October 19, 2004	October 18, 2009
Dong Liang	120,000	6.5	January 18, 2005	January 17, 2010
Other individuals as a group	1,248,006

Types of Awards. We may grant the following types of awards under our 2000 option plan:

•	our ordinary shares;

•	options to purchase our ordinary shares; and

•	any other securities with value derived from the value of our ordinary shares.

Plan Administration. Our board of directors, or a committee designated by our board of directors, administers our 2000 option plan. In each case, our board of directors or the committee, will determine the provisions and terms and conditions of each award grant. These include, among other things, the option vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment upon settlement of an award, payment contingencies and satisfaction of any performance criteria.

Award Agreement. Awards granted under our 2000 option plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award. In addition, in the case of options, the award agreement also specifies whether the option constitutes an incentive stock option, or ISO, or a non-qualifying stock option.

Eligibility. We may grant awards to employees, directors and consultants of our company or any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest. However, we may grant ISOs only to our employees and employees of our majority-owned subsidiaries.

Acceleration of Awards upon Corporate Transactions. The outstanding awards will accelerate upon occurrence of a change-of-control corporate transaction in which the successor entity does not assume our outstanding awards under our 2000 option plan. In such event, each outstanding award will become fully vested and immediately exercisable, the transfer restrictions on the awards will be released (other than those applicable to ISOs), and the repurchase or forfeiture rights will terminate immediately before the date of the change-of-control transaction. If the successor entity assumes our outstanding awards and later terminates the grantee’s employment or service without cause, or if the grantee resigns voluntarily with good cause within 12 months of the change-of-control transaction, the outstanding awards automatically become fully vested and exercisable.

Exercise Price and Term of Awards. If we grant an ISO to an employee, who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our ordinary shares on the date of that grant.

The term of each award is stated in the award agreement. The term may not exceed ten years from the date of the grant, except that five years is the maximum term of an ISO granted to an employee who holds more than 10% of the voting power of our share capital.

Vesting Schedule. In general, the plan administrator determines, or the award agreement specifies, the vesting schedule. Options generally vest over a four-year period beginning from one year after the grant date. When an optionee’s employment or service is terminated, the optionee may exercise his or her options that have vested as of the termination date within three months of termination or as determined by our plan administrator.

Repurchase Rights. If an award agreement provides for repurchase rights upon termination of the grantee’s employment or service to us or any of our related entities, the repurchase rights must be exercised within 90 days of termination of the employment or service. The exercise price must be either equal to the original purchase price paid by the grantee for ordinary shares issued under the award or not less than the fair market value of ordinary shares, depending on the circumstances.

Amendment and Termination. Our board of directors may at any time amend, suspend or terminate our 2000 option plan. Amendments to our 2000 option plan are subject to shareholder approval, to the extent required by law, or by stock exchange rules or regulations. Any amendment, suspension or termination of our 2000 option plan must not adversely affect awards already granted without written consent of the recipient of such awards. Unless terminated earlier, our 2000 option plan shall continue in effect for a term of ten years from the date of adoption.

2005 Share Incentive Plan. Our board of directors intends to adopt a 2005 Share Incentive Plan, or the 2005 plan. We will not grant any awards under our 2000 option plan after the 2005 plan is adopted by the board and approved by our shareholders. We intend to reserve for issuance up to                      Class A ordinary shares upon exercise of awards granted under our 2005 plan.

Types of Awards. We may grant the following types of awards under our 2005 plan:

•	our ordinary shares;

•	options to purchase our ordinary shares;

•	restricted shares, which are non-transferable ordinary shares, that may be subject to forfeiture;

•	restricted share units, which represent the right to receive our ordinary shares at a specified date in the future, which may be subject to forfeiture;

•	share appreciation rights, which provide for the payment to the grantee based upon increases in the price of our ordinary shares over a set base price; and

•	dividend equivalent rights, which represent the value of the dividends per share that we pay.

Awards may be designated in the form of ADSs instead of ordinary shares. If we designate an award in the form of ADSs, the number of shares issuable under the 2005 plan will be adjusted to reflect that one ADS represents one Class A ordinary share.

Eligibility. We may grant awards to employees, directors and consultants of our company or any of our related entities, which include our subsidiaries and any entities in which we hold a substantial ownership interest. However, we may grant options that are intended to qualify as ISOs only to our employees and employees of our majority-owned subsidiaries.

Plan Administration. Our board of directors or a committee designated by our board of directors will administer the 2005 plan. However, with respect to awards made to our non-employee directors and executive officers, the entire board of directors will administer the 2005 plan. The committee or the full board of directors, as appropriate, will determine the individuals who will receive grants, the types of awards to be granted and the terms and conditions of each award grant, including any vesting or forfeiture restrictions.

Award Agreement. Awards granted under our 2005 plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award. In addition, in the case of options, the award agreement also specifies whether the option constitutes an ISO or a non-qualifying stock option.

Acceleration of Awards upon Corporate Transactions. The outstanding awards will accelerate upon occurrence of a change-of-control corporate transaction where the successor entity does not assume our outstanding awards under the 2005 plan. In such event, each outstanding award will become fully vested and immediately exercisable, and the transfer restrictions on the awards will be released and any forfeiture provisions will terminate immediately before the date of the change-of-control transaction. If the successor entity assumes our outstanding awards and later terminates the grantee’s service without cause within 12 months of the change-of-control transaction, the outstanding awards will automatically become fully vested and exercisable.

Exercise Price and Term of Awards. In general, the plan administrator determines the exercise price of an option and sets forth the price in the award agreement. The exercise price may be a fixed or variable price related to the fair market value of our ordinary shares. However, ISOs may not be granted at an exercise price that is less than the fair market value of our ordinary shares on the date of grant. Also, if we grant an ISO to an employee, who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our ordinary shares on the date of that grant.

The term of each award shall be stated in the award agreement. The term of an award shall not exceed ten years from the date of the grant, except that five years is the maximum term of an ISO granted to an employee who holds more than 10% of the voting power of our share capital.

Amendment and Termination. Our board of directors may at any time amend, suspend or terminate the 2005 plan. Amendments to the 2005 plan are subject to shareholder approval to the extent required by law or stock exchange rules or regulations. Additionally, shareholder approval will be specifically required to increase the number of shares available for issuance under the 2005 plan or to extend the term of an option beyond ten years. Unless terminated earlier, the 2005 plan will expire and no further awards may be granted under the plan after the tenth anniversary of shareholder approval of the 2005 plan.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus, assuming conversion of all of our outstanding preferred shares into the same number of ordinary shares, by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5.0% of our ordinary shares; and

•	each selling shareholder.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Sold in This Offering		Shares Beneficially Owned After This Offering (1)
	Number (2)	% (3)	Number (2)	% (3)	Number (2)	% (3)
Directors and Executive Officers:

Robin Yanhong Li (4)	7,520,000	25.8%

Jerry Jianguo Liu (5)	328,000	1.1%

Shawn Wang (6)	322,488	1.1%

David Hongbo Zhu (7)	310,000	1.0%

Dong Liang (8)	120,000	0.4%

All Directors and Executive Officers as a Group (9)	8,600,488	29.5%

Principal Shareholders:

Draper Fisher Jurvetson ePlanet Ventures L.P. (10)	8,186,591	28.1%

Integrity Partners IV, LLC (11)	3,202,399	11.0%

Peninsula Capital Fund I, LLC (12)	2,953,403	10.1%

Eric Yong Xu (13)	2,380,000	8.2%

IDG Technology Venture Investment L.P. (14)	1,440,000	4.9%

Selling Shareholders:

CMT CV-BD Limited (15)	164,918	0.6%

(1)	Assumes that the underwriters do not exercise the over-allotment option.
(2)	Beneficial ownership of a party listed in the table is determined assuming the conversion of all outstanding preferred shares into ordinary shares and the exercise of all share options held by such party.

(3)

The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options held by such person. The calculation of this number also assumes the conversion of all of our preferred shares into Class B ordinary shares immediately prior to the closing of this offering. Percentage of beneficial ownership is based on 29,109,897 shares outstanding as of June 30, 2005, including ordinary shares convertible from our preferred shares outstanding as of that date.

(4)	Includes 1,946,667 Class B ordinary shares and 83,333 Class A ordinary shares issuable upon exercise of options held by Mr. Li and 5,470,000 Class B ordinary shares held by Handsome Reward Limited, a company wholly owned and controlled by Mr. Li. The business address for Mr. Li is Baidu.com, Inc., Ideal International Plaza, 12/F, No. 58 West-North 4th Ring, Beijing, 100080, PRC.

(5)	Includes 232,000 Class B ordinary shares held by Yoyne.com Inc., a British Virgin Islands company wholly owned and controlled by Mr. Liu, 43,416 Class B ordinary shares held by Mr. Liu, and 52,584 Class A ordinary shares issuable upon exercise of options held by Mr. Liu. The business address for Mr. Liu is Baidu.com, Inc., Ideal International Plaza, 12/F, No. 58 West-North 4th Ring, Beijing, 100080, PRC.

(6)	Includes 322,488 Class A ordinary shares issuable upon exercise of options held by Mr. Wang. The business address for Mr. Wang is Baidu.com, Inc., Ideal International Plaza, 12/F, No. 58 West-North 4th Ring, Beijing, 100080, PRC.

(7)	Includes 171,249 Class B ordinary shares and 138,751 Class A ordinary shares issuable upon exercise of options held by Mr. Zhu. The business address for Mr. Zhu is Baidu.com, Inc., Ideal International Plaza, 12/F, No. 58 West-North 4th Ring, Beijing, 100080, PRC.

(8)	Includes 120,000 Class A ordinary shares issuable upon exercise of options held by Mr. Liang. The business address for Mr. Liang is Baidu.com, Inc., Ideal International Plaza, 12/F, No. 58 West-North 4th Ring, Beijing, 100080, PRC.

(9)	Includes ordinary shares, preferred shares and ordinary shares issuable upon exercise of all options held by all of our directors and executive officers as a group.

(10)	Includes 228,199 Class B ordinary shares and 7,655,488 preferred shares held by Draper Fisher Jurvetson ePlanet Ventures L.P., 4,739 Class B ordinary shares and 158,993 preferred shares held by Draper Fisher Jurvetson ePlanet Partners Fund, LLC, and 4,028 Class B ordinary shares and 135,144 preferred shares held by Fisher Jurvetson ePlanet Ventures GmbH & Co. KG. Draper Fisher Jurvetson ePlanet Ventures L.P., Draper Fisher Jurvetson ePlanet Partners Fund, LLC and Draper Fisher Jurvetson ePlanet Ventures GmbH & Co. KG are affiliated entities, comprising Draper Fisher Jurvetson ePlanet Ventures. Mr. Jamal is a managing director of the general partner of Draper Fisher Jurvetson ePlanet Ventures L.P. Mr. Jamal disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these shares.

The registered address for Draper Fisher Jurvetson ePlanet Ventures L.P. is c/o Walkers, Walker House, PO Box 265GT, Mary Street, George Town, Grand Cayman, Cayman Islands. The registered address for Draper Fisher Jurvetson ePlanet Partners Fund, LLC is 2882 Sand Hill Road, Ste. 150, Menlo Park, California, 94025, U.S.A. The registered address for Draper Fisher Jurvetson ePlanet GmbH & Co. KG is c/o Ernst & Young AG, Wirtschaftsprüfungsgesellschaft, Steuerberatungsgesellschaft mbH, Arnulfstraße 126, 80636 München, Germany.

(11)	Includes 3,060,720 preferred share held by Integrity Partners IV, LLC and Integrity Partners V, LLC. Scott Walchek and Gregory Newman are managing members of Integrity Partners IV, LLC. The business address for Integrity Partners LLC is 50 Oak Ct., Suite 110, Danville, California, 94526, U.S.A.

(12)	Includes 2,953,403 preferred shares held by Peninsula Capital Fund I, LLC, which is managed by Greg Penner and Robert King. Each preferred share will automatically convert into one Class B ordinary share immediately prior to the closing of this offering. The business address for Peninsula Capital Fund I, LLC is 3000 Sand Hill Road, Building 2, Suite 150, Menlo Park, California, 94025, U.S.A.

(13)	Includes 600,000 Class B ordinary shares held by Mr. Xu and 1,780,000 Class B ordinary shares held by ChinaSpec Strategic Partners, Ltd., a British Virgin Islands company wholly owned and controlled by Mr. Xu. The business address for Mr. Xu is Baidu.com, Inc., Ideal International Plaza, 12/F, No. 58 West-North 4th Ring, Beijing, 100080, PRC.

(14)	Includes 1,440,000 preferred shares held by IDG Technology Venture Investment LP. IDG Technology Venture Investments LP, or IDG, is a Delaware limited partnership with two partners. IDG’s limited partner is IDG Technology Venture Investment, Inc., which is wholly owned by International Data Group, Inc., which in turn is majority owned by Mr. Patrick J. McGovern. IDG’s general partner is IDG Technology Venture Investments, LLC, which is controlled and managed by its two managing members, Mr. Quan Zhou and Mr. Patrick J. McGovern. The business address for IDG is Room 616, Tower A, COFCO Plaza, 8 Jianguomenwai Avenue, Beijing, 100005, PRC.

(15)	Includes 164,918 preferred shared held by CMT CV-BD Limited. The business address for CMT CV-BD Limited is c/o CMT ChinaValue Capital Advisors Limited, 11/F., Ming An Plaza, 8 Sunning Road, Causeway Bay, Hong Kong.

As of the date of this prospectus, approximately 17%, 100%, 25% and 65.6% of our outstanding ordinary shares, Series A, Series B and Series C convertible preferred shares, respectively, are held by four, two, three and six record holders in the United States, respectively. None of our shareholders has informed us that he or she is affiliated with a registered broker-dealer or is in the business of underwriting securities.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 10 votes per share. We will issue Class A ordinary shares represented by our ADSs in this offering. All of our existing shareholders will hold our Class B ordinary shares upon the closing of this offering and may choose to convert their Class B ordinary shares into the same number of Class A ordinary shares at any time. See “Description of Share Capital—Ordinary Shares” for a more detailed description of our Class A ordinary shares and Class B ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with Baidu Netcom and its Shareholders

PRC law currently limits foreign equity ownership of companies that provide Internet content and advertising businesses. To comply with these foreign ownership restrictions, we operate our websites and provide online advertising services in China through a series of contractual arrangements with Baidu Netcom and its shareholders, Robin Yanhong Li and Eric Yong Xu. In March 2005, we restructured these contractual arrangements. For a description of these contractual arrangements, see “Corporate Structure—Contractual Arrangements with Baidu Netcom and Its Shareholders.”

Private Placements

In February 2000, we sold a total of 4,800,000 shares of Series A convertible preferred shares in a private placement at a price of US$0.25 per share. Each of Integrity Partners, LLC and Peninsula Capital Fund, LLC purchased 2,400,000 shares from us in our Series A convertible preferred share private placement.

In September 2000, we sold a total of 9,600,000 shares of Series B convertible preferred shares in a private placement at a price of US$1.0415 per share. The investors in our Series B preferred share private placement consisted of Draper Fisher Jurvetson ePlanet Ventures L.P., which purchased 7,200,000 shares, IDG Technology Venture Investment L.P., which purchased 1,440,000 shares, Integrity Partners, LLC, which purchased 600,000 shares, and Peninsula Capital Fund, LLC, which purchased 360,000 shares.

In June 2004, we sold a total of 2,248,877 shares of Series C convertible preferred shares in a private placement at a price of US$6.67 per share. The investors in our Series C convertible preferred share private placement consisted of Google, Inc., which purchased 749,625 shares, Draper Fisher Jurvetson ePlanet Ventures L.P. and its affiliates, which purchased 749,625 shares, Integrity Partners V, LLC, which purchased 202,399 shares, Peninsula Capital Fund I, LLC, which purchased 193,403 shares, CMT CV-BD Limited, which purchased 164,918 shares, Venture TDF Technology Fund III LP, which purchased 149,926 shares, China Equity International Holding Company Limited (BVI), which purchased 23,988 shares, and Swiftcurrent Offshore, Ltd., which purchased 14,993 shares from us.

The price of each series of preferred shares was determined based on arm’s-length negotiations between us and the investors and approved by our board of directors. Holders of each series of preferred shares may elect to convert part or all of the preferred shares held by them into our Class A or Class B ordinary shares. The initial conversion price is equal to the original per share purchase price of each series of preferred shares, subject to adjustment. Each share of Series A, B and C convertible preferred share will automatically convert into one Class B ordinary shares immediately prior to the closing of this offering.

Shareholders’ Agreement

In connection with our Series C convertible preferred shares private placement in June 2004, we and our shareholders entered into a Second Amended and Restated Shareholders’ Agreement, which amended and restated the shareholders agreements we had previously entered into with the investors of our Series A and Series B convertible preferred shares. Under this shareholders’ agreement, our board of directors is comprised of five directors, including two directors designated by the holders of our Series A convertible preferred shares so long as any Series A convertible preferred shares are outstanding, two directors designated by the holders of our Series B convertible preferred shares so long as any Series B convertible preferred shares are outstanding and Robin Yanhong Li, who is our chairman and chief executive officer. The preferred shareholders have preemptive rights with respect to any issuance of securities by us, subject to certain exceptions, including our issuance of securities in connection with this offering. We and the preferred shareholders have a right of first refusal for any proposed share transfers by any of the non-transferring shareholders. Our founders are prohibited from transferring any or all of their shares without prior written consent of the holders of a majority of each series of our outstanding preferred shares. Under this agreement, our preferred shareholders and the holders of ordinary shares converted from our preferred shares are also entitled to certain registration rights, including demand registration, piggyback registration and Form F-3 or Form S-3 registration. See “Description of Share Capital—Registration Rights.” Except for the registration rights, the shareholders’ rights under the shareholders’ agreement will terminate automatically upon the closing of this offering.

Employment Agreements

See “Management—Employment Agreements.”

Share Options

See “Management—Share Options.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2004 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date of this prospectus, our authorized share capital consists of 822,424,322 Class A ordinary shares, par value of US$0.00005 per share, 31,326,801 Class B ordinary shares, par value of US$0.00005 per share, 4,800,000 Series A convertible preferred shares, par value of US$0.00005 per share, 9,600,000 Series B convertible preferred shares, par value of US$0.00005 per share, and 2,248,877 Series C convertible preferred shares, par value of US$0.00005 per share. As of the date hereof, there are 304,475 shares of Class A ordinary shares issued and outstanding, 12,156,545 Class B ordinary shares issued and outstanding, 4,800,000 Series A convertible preferred shares issued and outstanding, 9,600,000 Series B convertible preferred shares issued and outstanding and 2,248,877 Series C convertible preferred shares issued and outstanding. Each issued and outstanding preferred share will automatically convert into one share of Class B ordinary shares immediately prior to the closing of this offering.

Upon the closing of this offering, an amended and restated memorandum and articles of association will replace our current memorandum and articles of association in their entirety. Our amended and restated memorandum and articles of association will provide that, upon the closing of this offering, we will have two classes of ordinary shares: Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights, as described in the following paragraphs. Immediately following the closing of this offering, our authorized share capital will consist of                      shares, par value of US$0.00005 per share, of which                      shares are designated as Class A ordinary shares,                      shares are designated as Class B ordinary shares, and                      shares are designated as preferred shares.

The following are summaries of material provisions of our amended and restated memorandum and articles of association, which we expect will become effective upon the closing of this offering, as well as the Companies Law (2004 Revision) insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder (as defined in our articles of incorporation), such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. In addition, if at any time our chairman and chief executive officer, Robin Yanhong Li, and his affiliates collectively own less than 5% of the total number of the issued and outstanding Class B ordinary shares, each issued and outstanding Class B ordinary share shall be automatically and immediately converted into one share of Class A ordinary share, and we shall not issue any Class B ordinary shares thereafter.

Voting Rights. All of our shareholders have the right to receive notice of shareholders’ meetings and to attend, speak and vote at such meetings. In respect of matters requiring shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 10 votes. A shareholder may participate at a shareholders’ meeting in person, by proxy or by telephone conference or other communications equipment by means of which all the shareholders participating in the meeting can communicate with each other. A poll may be demanded by our chairman or any shareholder holding at least 50% of the issued shares of a class given a right to vote at the meeting, present in person or by proxy.

A quorum for a shareholders’ meeting consists of at least two shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may only be convened by our board of directors on its own initiative. Advance notice of at least five days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including altering the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amount than our existing share capital and canceling any shares.

Transfer of Shares. Subject to the restrictions of our memorandum and articles of association, as applicable, any of our shareholders may transfer any or all of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless (1) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (2) the instrument of transfer is in respect of only one class of ordinary shares; (3) the instrument of transfer is properly stamped, if required; (4) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; (5) the shares conceded are free of any lien in favor of us; and (6) a fee of such maximum sum as the Nasdaq National Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, has been paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares. Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by special resolution.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Preferred Shares

Immediately prior to the closing of this offering, each outstanding share of our preferred shares will be converted into one share of Class B ordinary share.

After the closing of this offering, our board of directors will have the authority, without shareholder approval, to issue up to a total of                      shares of preferred shares in one or more series. Our board of directors may establish the number of shares to be included in each such series and may set the designations, preferences, powers and other rights of the shares of a series of preferred shares. While the issuance of preferred shares provides us with flexibility in connection with possible acquisitions or other corporate purposes, it could, among other things, have the effect of delaying, deferring or preventing a change of control transaction and could adversely affect the market price of our ADSs. We have no current plan to issue any preferred shares.

History of Securities Issuances

The following is a summary of our securities issuances during the past three years:

Series C Convertible Preferred Shares. In June 2004, we issued in a private placement an aggregate of 2,248,877 shares of Series C preferred shares at a price of US$6.67 per share to a group of investors including Google, Inc., Draper Fisher Jurvetson ePlanet Ventures L.P. and its affiliates, Integrity Partners V, LLC, and Peninsula Capital Fund I, LLC. Each Series C preferred share will automatically convert into one ordinary share immediately prior to the closing of this offering.

Option Grants. Since January 2000, we have granted options to certain of our directors, officers, employees and consultants. As of December 31, 2004, options to purchase an aggregate of 2,372,152 ordinary shares of our company were outstanding. See “Management—Share Options.”

Exempted Company

We are an exempted company with limited liability under the Companies Law (2004 Revision) of the Cayman Islands. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value, negotiable or bearer shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount paid by the shareholder on the shares of the company.

Differences in Corporate Law

The Companies Law is modeled after that of the United Kingdom but does not follow recent United Kingdom statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares within four months, the offerer may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification. Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

We intend to adopt an amended and restated memorandum and articles of association upon the closing of this offering. Under our amended and restated memorandum and articles of association, we may indemnify our directors, officers, employees and agents against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons in connection with actions, suits or proceedings to which they are party or are threatened to be made a party by reason of their acting as our directors, officers, employees or agents. To be entitled to indemnification, these persons must have acted in good faith and in the best interest and not contrary to the interest of our company and must not have acted in a manner willfully or grossly negligent and, with respect to any criminal action, they must have had no reasonable cause to believe their conduct was unlawful. Our amended and restated memorandum and articles of association may also provide for indemnification of such person in the case of a suit initiated by our company or in the right of our company.

We intend to enter into indemnification agreements with our directors and executive officers to indemnify them to the fullest extent permitted by applicable law and our amended and restated memorandum and articles of association, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director or executive officer is or is threatened to be made a party, witness or other participant.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Duties of Directors. See “Management—Duties of Directors.”

Registration Rights

Pursuant to our current shareholders’ agreement entered into in June 2004, we have granted certain registration rights to holders of our registrable securities, which include our preferred shares and ordinary shares converted from our preferred shares. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights. Holders of at least 50% of registrable securities have the right to demand that we file a registration statement covering the offer and sale of their securities as long as the securities to be registered exceed 20% of the total registrable securities then outstanding and the aggregate gross proceeds of the registration exceed US$2 million. We, however, are not obligated to effect a demand registration if (1) we have already effected one demand registration, (2) during the period beginning on the 60th day prior to our good faith estimate of the filing date of, and ending on the 180th day after the effective date of, a public offering of our securities initiated by us, or (3) if the securities to be registered can be immediately registered on Form S-3 or Form F-3, as applicable. We have the right to defer filing of a registration statement for up to 90 days if a majority of our independent directors determine in good faith that filing of a registration will be detrimental to us, but we cannot exercise the deferral right more than once in any 12 month period.

Form F-3 or S-3 Registration Rights. When we are eligible for use of Form F-3 or Form S-3, holders of at least 15% of registrable securities then outstanding have the right to request that we file a registration statement under Form F-3 or Form S-3. We may defer filing of a registration statement on Form F-3 or Form S-3 for up to 60 days if a majority of our independent directors determine in good faith that filing such a registration statement will be detrimental to us and our shareholders. We are not obligated to file a registration statement on Form F-3 or Form S-3 if, among other things, we have already effected two registrations on Form F-3 or Form S-3.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities other than pursuant to an S-3 or F-3 registration statement or relating to an employee benefit plan or a corporate reorganization, then we must offer holders of registrable securities an opportunity to include in this registration all or any part of their registrable securities. We must use our best effort to cause the underwriters in any underwritten offering to permit these shareholders who so requested to include their shares on the same terms and conditions as our securities to be registered.

Expenses of Registration. We will pay all expenses relating to any demand, piggyback or F-3 or S-3 registration other than underwriting commissions and discounts, and fees and disbursements for counsel for selling shareholders, if applicable.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

The Bank of New York, as depositary, will execute and deliver ADRs. ADRs are American Depositary Receipts. Each ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs. Each ADS will represent one Class A ordinary share (or a right to receive one Class A ordinary share) deposited with the office of The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADRs will be administered is located at 101 Barclay Street, New York, New York 10286.

You may hold ADSs either directly (by having an ADR registered in your name) or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADRs, you will have ADR holder rights. A deposit agreement among us, the depositary and you, as an ADR holder, and the beneficial owners of ADRs set out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR, which are filed as exhibits to the registration statement that includes this prospectus.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, the depositary will deduct any withholding taxes that must be paid. See “Taxation—United States Federal Income Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•

Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will try to sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADRs, the outstanding ADSs will also represent the new shares.

•	Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary may sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

•	Other distributions. The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit and Withdrawal

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADRs at its office to the persons you request.

How do ADS holders cancel an ADR and obtain shares?

You may surrender your ADRs at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADR to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities to its office, if feasible.

Voting Rights

How do you vote?

You may instruct the depositary to vote the number of shares your ADSs represent. The depositary will notify you of shareholders’ meetings and arrange to deliver our voting materials to you if we ask it to. Those materials will describe the matters to be voted on and explain how you may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by the date set by the depositary.

The depositary will try, as far as practical, subject to Cayman Islands law and the provisions of our constitutive documents, to vote the number of shares or other deposited securities represented by your ADSs as you instruct. The depositary will only vote or attempt to vote as you instruct.

We cannot ensure that you will receive voting materials or otherwise learn of an upcoming shareholders’ meeting in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to vote and there may be nothing you can do if your shares are not voted as you requested.

Fees and Expenses

Persons depositing shares or ADR holders must pay:	For:

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•   Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•   Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$.02 (or less) per ADS	• Any cash distribution to you

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders

US$.02 (or less) per ADSs per calendar year (if the depositary has not collected any cash distribution fee during that year)	• Depositary services

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Persons depositing shares or ADR holders must pay:	For:

Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The depositary has agreed to waive the ADS issuance fee in connection with this offering.

Payment of Taxes

The depositary may deduct the amount of any taxes owed from any payments to you. It may also sell deposited securities, by public or private sale, to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

•   Change the nominal or par value of our shares;

•   Reclassify, split up or consolidate any of the deposited securities;

•   Distribute securities on the shares that are not distributed to you; or

•   Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action.

The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

The depositary may distribute some or all of the cash, shares or other securities it receives. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADR holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADR holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADR, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 60 days. In either case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: (1) collect distributions on the deposited securities, (2) sell rights and other property, and (3) deliver shares and other deposited securities upon cancellation of ADRs. Four months or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADRs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on your behalf or on behalf of any other person; and

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we agree to indemnify the depositary for acting as depositary, except for losses caused by the depositary’s own negligence or bad faith, and the depositary agrees to indemnify us for losses resulting from its negligence or bad faith.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of shares or other property, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADRs or register transfers of ADRs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADRs

You have the right to cancel your ADRs and withdraw the underlying shares at any time except:

•	when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books, (2) the transfer of shares is blocked to permit voting at a shareholders’ meeting, or (3) we are paying a dividend on our shares;

•	when you or other ADR holders seeking to withdraw shares owe money to pay fees, taxes and similar charges; and

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADRs

The deposit agreement permits the depositary to deliver ADRs before deposit of the underlying shares. This is called a pre-release of the ADR. The depositary may also deliver shares upon surrender of pre-released ADRs (even if the ADRs are surrendered before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADRs instead of shares to close out a pre-release. The depositary may pre-release ADRs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADRs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding                      ADSs representing approximately                     % of our issued and outstanding ordinary shares. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while application has been made for the ADSs to be quoted on the Nasdaq National Market, we cannot assure you that a regular trading market will develop in the ADSs. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any ADSs or ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus, except for (1) issuance of ordinary shares upon the conversion of convertible securities outstanding on the date of this prospectus, (2) issuance of securities pursuant to our 2000 option plan or 2005 share incentive plan outstanding on the date of this prospectus, and (3) issuance of securities in connection with acquisitions made by us, provided that no more than 10% of the number of ordinary shares then outstanding are issued in connection with such acquisitions and provided, further, that the recipients receiving our securities in connection with such acquisitions agree in writing with the underwriters to the lock-up restrictions.

Our officers and directors and certain existing shareholders, who collectively hold approximately 94.8% of our outstanding shares immediately before this offering, have also agreed with the underwriters on lockup restrictions which restrict them from offering, selling, contracting to sell, pledging or otherwise disposing of, directly or indirectly, any ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or ordinary shares, entering into a transaction that would have the same effect, or entering into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ADSs, whether any of these transactions are to be settled by delivery of our ADSs or other securities, in cash or otherwise, or publicly disclosing the intention to make any offer, sale, pledge or disposition, or to entering into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus. After the expiration of the 180-day lock-up period, the ordinary shares or ADSs held by our directors, executive officers or certain shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

The 180-day lock-up period is subject to adjustment under certain circumstances. If in the event that either (1) during the last 17 days of the 180-day lock-up period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day lock-up period, then in either case the expiration of the 180-day lock-up will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

Other than Google Inc., which holds approximately 2.6% of our total outstanding ordinary shares immediately before this offering, shareholders with ownership of 2% or more of our total outstanding ordinary shares (calculated on a fully diluted basis and assuming the exercise of all options held) immediately after the closing of this offering have agreed to be subject to the above lock-up restrictions for an additional 540-day period commencing on the date of the expiration of the 180-day lock-up period. Commencing on the date of the expiration of the 180-day lock-up period and at the beginning of each 180-day period thereafter, or “the additional lock-up period,” until the expiration of the 540-day extended lock-up period, 25% of the shares held immediately after the completion of this offering of such shareholder will be released from the lock-up restrictions. The 25% limit for each additional lock-up period is cumulative, such that if such shareholder does not sell or transfer the 25% released shares from a previous additional lock-up period, any unsold or non-transferred released shares will roll over and may be sold or transferred at any time in the future, together with all other accumulated released shares from previous periods. For purposes of determining the shares subject to the restrictions above, share ownership includes (i) the number of shares owned directly by the such shareholder (including holding as custodian) or with respect to which such shareholder has beneficial ownership within the rules and regulations of the SEC and (ii) the number of shares issuable upon the assumed exercise of all options held by such shareholder immediately after the completion of the offering.

However, in the event that either (1) during the last 17 days of the relevant additional lock-up period, we release earnings results or material news or a material event relating to us occurs; or (2) prior to the expiration of the relevant additional lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the relevant additional lock-up period, the 25% released shares for that additional lock-up period will be subject to the lock-up restrictions described above for an 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

In addition, we have instructed The Bank of New York, as depositary, and The Bank of New York has agreed, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus (other than in connection with this offering), unless we otherwise instruct. The foregoing restrictions do not apply to (1) the deposit of ordinary shares and the issuance of ADSs in connection with our 2000 option plan or 2005 share incentive plan or (2) the deposit of ordinary shares (up to 10% of our ordinary shares then outstanding) and the issuance of ADSs in connection with any acquisitions we make. As a result, ADS holders who cancel their ADSs and withdraw the underlying ordinary shares will not be able to re-deposit such shares for issuance of ADSs until the expiration of the 180-day period described above. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned our ordinary shares for at least one year, is entitled to sell within any three-month period a number of ordinary shares that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately ordinary shares immediately after this offering; or

•	the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not our affiliate at any time during the three months preceding a sale, and who has beneficially owned the ordinary shares, in the form of ADSs or otherwise, proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those ordinary shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, 144(k) shares may be sold at any time.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell such ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—Registration Rights.”

TAXATION

The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S., state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our Cayman Islands counsel. To the extent that the discussion relates to matters of U.S. federal income tax law, it represents the opinion of Latham & Watkins LLP, our special U.S. counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to investors that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this Registration Statement and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this Registration Statement, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSS OR ORDINARY SHARES.

The discussion below of the United States federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury or parties to whom ADSs are pre-released.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares generally will be included in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders including individual U.S. Holders, for taxable years beginning before January 1, 2009, dividends may be taxed at the lower applicable capital gains rate (“qualified dividend income”) provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States; (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year; and (3) certain holding period requirements are met. Under recently published Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq National Market, as our ADSs are expected to be. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will be “passive income” or, in the case of certain U.S. Holders, “financial services income.” Recently enacted legislation will modify the foreign tax credit limitation by reducing the number of classes of foreign source income to two for taxable years beginning after December 31, 2006. Under this recently enacted legislation, dividends distributed by us with respect to ADSs or ordinary shares would generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend.

Taxation of Disposition of Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss.

Passive Foreign Investment Company

We do not expect to be a passive foreign investment company, or PFIC, for United States federal income tax purposes for our current taxable year. Our expectation for our current taxable year ending December 31, 2005 is based in part on our estimates of the value of our assets as determined based on the assumed initial public offering price of the ADSs and our ordinary shares in this offering and the expected price of the ADSs and our ordinary shares following the offering. Our actual PFIC status for the current taxable year ending December 31, 2005 will not be determinable until the close of the current taxable year ending December 31, 2005, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. A Non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares which is likely to fluctuate after the offering (and may fluctuate considerably given that market prices of technology companies have been especially volatile). Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC for any year. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including the Nasdaq National Market, or other market, as defined in applicable U.S. Treasury Regulations. We expect that the ADSs will be listed on Nasdaq National Market and, consequently, if you are a holder of ADSs the mark-to-market election would be available to you were we to be or become a PFIC.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

UNDERWRITING

We, the selling shareholders and the underwriters named below, have entered into an underwriting agreement dated                     , 2005 with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Goldman Sachs (Asia) L.L.C. and Credit Suisse First Boston LLC are acting as the representatives for the underwriters named below. Goldman Sachs (Asia) L.L.C.’s address is 68th Floor, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong. Credit Suisse First Boston LLC’s address is Eleven Madison Avenue, New York, NY 10010-3629.

Underwriters	Number of ADSs
Goldman Sachs (Asia) L.L.C.
Credit Suisse First Boston LLC
Piper Jaffray & Co.

Total

The underwriters are obligated to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional                      ADSs from us and certain selling shareholders only to cover any over-allotments. They may exercise this option for 30 days, commencing from the date of this prospectus. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as the number listed next to the underwriter’s name in the table above bears to the total number of ADSs listed next to the names of all underwriters in the table above.

The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us and the selling shareholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase a total of              additional ADSs.

Paid by the Company and the Selling Shareholders	No Exercise	Full Exercise
Per ADS	US$	US$
Total	US$	US$

Total underwriting discounts and commissions to be paid to the underwriters amount to US$                    , representing                     % of the total amount of the offering.

ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to US$                     per ADS from the initial public offering price. Any such securities dealers may resell any ADSs purchased from the underwriters to certain other brokers or dealers at a discount of up to US$                     per ADS from the initial public offering price. If all the ADSs are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

[We have agreed to pay certain fees and expenses in connection with this offering including certain out-of-pocket expenses incurred by the underwriters, and the selling shareholders have agreed to pay costs and expenses incident to the performance of the selling shareholders’ obligation under the underwriting agreement.]

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers and sales in the United States will be conducted by broker- dealers registered with the SEC. Goldman Sachs (Asia) L.L.C. is expected to make offers and sales in the United States through its selling agent, Goldman, Sachs & Co.

The underwriters have entered into an agreement in which they agree to restrictions on where and to whom they and any dealer purchasing from them may offer ADSs as a part of the distribution of the ADSs. The underwriters also have agreed that they may sell ADSs among themselves.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any ADSs or ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus except for the (1) issuance of ordinary shares upon the conversion of convertible securities outstanding on the date of this prospectus, (2) issuance of securities pursuant to our 2000 option plan or 2005 share incentive plan outstanding on the date of this prospectus, and (3) issuance of securities in connection with acquisitions made by us, provided that no more than 10% of the number of ordinary shares then outstanding are issued in connection with such acquisitions and provided, further, that the recipients receiving our securities in connection with such acquisitions agree in writing with the underwriters to the lock-up restrictions. However, in the event that either (1) during the last 17 days of the 180-day lock-up period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day lock-up period, then in either case the expiration of the 180-day lock-up will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

Our officers and directors and certain existing shareholders, who collectively hold approximately 94.8% of our outstanding shares immediately before this offering, have also agreed with the underwriters on lockup restrictions which restrict them from offering, selling, contracting to sell, pledging or otherwise disposing of, directly or indirectly, any ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or ordinary shares, entering into a transaction that would have the same effect, or entering into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ADSs, whether any of these transactions are to be settled by delivery of our ADSs or other securities, in cash or otherwise, or publicly disclosing the intention to make any offer, sale, pledge or disposition, or to entering into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the 180-day lock-up period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then in either case the expiration of the 180-day lock-up will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

Other than Google Inc., which holds approximately 2.6% of our total outstanding ordinary shares immediately before this offering, shareholders with ownership of 2% or more of our total outstanding ordinary shares (calculated on a fully diluted basis and assuming the exercise of all options held) immediately after the closing of this offering have agreed to be subject to the above lock-up restrictions for an additional 540-day period commencing on the date of the expiration of the 180-day lock-up period. Commencing on the date of the expiration of the 180-day lock-up period and at the beginning of each 180-day period thereafter, or “the additional lock-up period,” until the expiration of the 540-day extended lock-up period, 25% of the shares held immediately after the completion of this offering of such shareholder will be released from the lock-up restrictions. The 25% limit for each additional lock-up period is cumulative, such that if such shareholder does not sell or transfer the 25% released shares from a previous additional lock-up period, any unsold or non-transferred released shares will roll over and may be sold or transferred at any time in the future, together with all other accumulated released shares from previous periods. For purposes of determining the shares subject to the restrictions above, share ownership includes (i) the number of shares owned directly by the such shareholder (including holding as custodian) or with respect to which such shareholder has beneficial ownership within the rules and regulations of the SEC and (ii) the number of shares issuable upon the assumed exercise of all options held by such shareholder immediately after the completion of the offering. However, in the event that either (1) during the last 17 days of the relevant additional lock-up period, we release earnings results or material news or a material event relating to us occurs; or (2) prior to the expiration of the relevant additional lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the relevant additional lock-up period, the 25% released shares for that additional lock-up period will be subject to the lock-up restrictions described above for an 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

In addition, we have instructed The Bank of New York, as depositary, and The Bank of New York has agreed, not to accept any deposit of any ordinary shares or to issue any ADSs for 180 days after the date of this prospectus (other than in connection with this offering), unless we otherwise instruct. The foregoing restrictions do not apply to (1) the deposit of ordinary shares and the issuance of ADSs in connection with our 2000 option plan or 2005 share incentive plan or (2) the deposit of ordinary shares (up to 10% of our ordinary shares then outstanding) and the issuance of ADSs in connection with any acquisitions we make. As a result, ADS holders who cancel their ADSs and withdraw the underlying ordinary shares will not be able to re-deposit such shares for issuance of ADSs until the expiration of the 180-day period described above. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares.

At our request, the underwriters are reserving up to                      ADSs for sale at the initial public offering price to our directors, officers, employees and friends through a directed share program. The number of ADSs available for sale to the general public in this offering will be reduced to the extent that these persons purchase these reserved ADSs. Any ADSs not so purchased through the directed share program will be offered to the general public on the same basis as the ADSs offered hereby.

Prior to the offering, there has been no public market for our ADSs or ordinary shares. The initial public offering price of the ADSs will be determined by agreement between us and the representatives. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to have the ADSs quoted on the Nasdaq National Market under the symbol “BIDU.”

In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs from us and certain selling shareholders. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of, ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by, or for the account of, such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the ADS, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADS may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and they may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

We will not offer to sell any ordinary shares or ADSs to any member of the public in the Cayman Islands.

The ADSs may not be offered to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended), or the FSMA, except to legal entities which have been authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus within the meaning of the Prospectus Rules of the Financial Services Authority. Any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) has only been communicated or caused to be communicated and will only be communicated or caused to be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the FSMA (Financial Promotion) Order 2005 or in circumstances in which section 21 of the FSMA would not apply to us if we were not an authorized person. In addition, all applicable provisions of the FSMA with respect to anything done in relation to the ADSs in, from or otherwise involving the United Kingdom, have been or will be complied with.

The ADSs may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. No advertisement, invitation or document relating to the ADSs, whether in Hong Kong or elsewhere, may be issued, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan (Law No. 235 of 1948 as amended), or the Securities Exchange Law, and disclosure under the Securities Exchange Law has not been and will not be made with respect to the ADSs. Accordingly, the ADSs may not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan or to others for re-offering or re-sale, directly or indirectly in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities Exchange Law and other relevant laws and regulations of Japan. As used in this paragraph, “resident of Japan” means any person residing in Japan, including any corporation or other entity organized under the laws of Japan.

This prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act (Cap. 289) of Singapore, or the Securities and Futures Act. Accordingly the ADSs may not be offered or sold or made the subject of an invitation for subscription or purchase nor may this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase of such ADSs be circulated or distributed, whether directly or indirectly, to the public or any members of the public in Singapore other than: (1) to an institutional investor or other person falling within Section 274 of the Securities and Futures Act, (2) to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (3) pursuant to, and in accordance with the conditions of any other applicable provision of the Securities and Futures Act.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), and effective as of the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), no ADSs has been offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and brought to the attention of the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive. Notwithstanding the foregoing, an offer of ADSs may be made effective as of the Relevant Implementation Date to the public in that Relevant Member State at any time: (1) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (2) to any legal entity which has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000 and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or (3) in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this paragraph, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

A prospectus in electronic format will be made available on the website maintained by one or more of the lead managers of this offering and may also be made available on websites maintained by other underwriters. One or more of the underwriters may distribute prospectuses electronically. Neither we nor the underwriters will rely on third-party providers to comply with the prospectus delivery requirements. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of ADSs offered by them.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Some of the underwriters and their affiliates have provided, and may in the future provide, investment banking and other services to us, our officers or our directors. To date, none of the transactions for which we have received advice from the underwriters and their affiliates have been consummated and we have not paid any fees to the underwriters and their affiliates in connection with such advice. The underwriters and their affiliates have, from time to time, provided services to our officers and directors for which they have received customary fees and commissions.

Goldman Sachs (Asia) L.L.C. and Credit Suisse First Boston LLC are acting as the global coordinators and joint bookrunners for this offering.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we and the selling shareholders expect to incur in connection with this offering. With the exception of the SEC registration fee and the National Association of Securities Dealers, Inc. filing fee, all amounts are estimates.

SEC Registration Fee	US$

Nasdaq National Market Listing Fee

National Association of Securities Dealers, Inc. Filing Fee

Printing Expenses

Legal Fees and Expenses

Accounting Fees and Expenses

Miscellaneous

Total	US$

Expenses will be borne in proportion to the numbers of ADSs sold in the offering by us and the selling shareholders, respectively, unless otherwise agreed upon between us and any of the selling shareholders.

LEGAL MATTERS

The validity of the ADSs and certain other legal matters as to New York law and U.S. federal law in connection with this offering will be passed upon for us by Latham & Watkins LLP. Certain legal matters as to New York law and U.S. federal law in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder. Certain legal matters as to PRC law will be passed upon for us by Commerce & Finance Law Offices and for the underwriters by Haiwen & Partners. Certain legal matters relating to PRC patent laws will be passed upon for us by East Associates. Latham & Watkins LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and Commerce & Finance Law Offices with respect to matters governed by PRC law and East Associates with respect to matters relating to PRC patent laws. Davis Polk & Wardwell may rely upon Maples and Calder with respect to matters governed by Cayman Islands law, Haiwen & Partners with respect to matters governed by PRC law and East Associates with respect to matters relating to PRC patent laws.

EXPERTS

Our consolidated financial statements as of December 31, 2003 and 2004, and for each of the three years ended December 31, 2002, 2003 and 2004, included in this prospectus and registration statement have been audited by Ernst & Young, independent registered public accounting firm, as set forth in their report appearing herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The offices of Ernst & Young are located at 18/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and securities under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

Unless we indicate otherwise, all information in this prospectus reflects the following:

•	no exercise by the underwriters of their option to purchase up to additional ADSs representing ordinary shares; and

•	conversion of all our outstanding preferred shares to our Class B ordinary shares immediately prior to the closing of this offering.

Except where the context otherwise requires and for purposes of this prospectus only:

•	“we,” “us,” “our company,” “our,” and “Baidu” refer to Baidu.com, Inc., its predecessor entities and subsidiaries, and, in the context of describing our operations, also include Baidu Netcom, our affiliated Chinese entity;

•	“user traffic” or “traffic” refers generally to page views and the reach of a website; when used in the context of Alexa.com website traffic rankings, “user traffic” refers to the geometric mean of the “page views” and the “reach” of a website averaged over a specified period of time; page views measure the number of web pages viewed by Internet users over a specified period of time except that multiple page views of the same page viewed by the same user on the same day are counted only once; reach measures the number of Internet users and is typically expressed as the percentage of all Internet users who visit a given website over a specified period of time;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•	“shares” or “ordinary shares” refers to our ordinary shares which include both Class A ordinary shares and Class B ordinary shares; “preferred shares” refers to and includes our Series A, Series B and Series C redeemable convertible preferred shares;

•	“ADSs” refers to our American depositary shares, each of which represents one Class A ordinary share, and “ADRs” refers to the American depositary receipts that evidence our ADSs; and

•	all references to “RMB” or “Renminbi” are to the legal currency of China and all references to “$,” “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States.

BAIDU.COM, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Baidu.com, Inc.

We have audited the accompanying consolidated balance sheets of Baidu.com, Inc. (the “Company”) as of December 31, 2003 and 2004, and the related consolidated statements of operations, shareholders’ deficit and cash flows for the years ended December 31, 2002, 2003 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Baidu.com, Inc. as of December 31, 2003 and 2004 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young

Hong Kong

April 29, 2005

BAIDU.COM, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except number of shares and per share data)

		December 31,
	Notes	2003	2004	2004
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		62,825	200,196	24,188
Accounts receivable, net of allowance for doubtful accounts of RMBnil, and RMB627 (US$76) as of December 31, 2003 and 2004, respectively	3	1,891	9,645	1,165
Prepaid expenses and other current assets	4	938	2,421	292

Total current assets		65,654	212,262	25,645

Non-Current assets:
Fixed assets – net	5	11,049	35,932	4,342
Intangible assets – net	6	-	12,953	1,565
Others		-	1,059	128

Total non-current assets		11,049	49,944	6,035

Total assets		76,703	262,206	31,680

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accrued expenses and other liabilities	7	3,779	21,900	2,646
Customers’ deposits		8,400	25,990	3,140
Deferred revenue	8	7,460	6,302	762

Total current liabilities		19,639	54,192	6,548

Commitments	11
Redeemable convertible preferred shares
Series A, Par value US$0.00005 per share; authorized, issued and outstanding 4,800,000 shares with aggregated amount of liquidation preference totaling RMB9,932	12	9,307	9,307	1,124
Series B, Par value US$0.00005 per share; authorized, issued and outstanding 9,600,000 shares with aggregated amount of liquidation preference totaling RMB82,770	12	82,315	82,315	9,946
Series C, Par value US$0.00005 per share; authorized, issued and outstanding 2,248,877 shares with aggregated amount of liquidation preference totaling RMB124,155	12	-	119,730	14,466

Shareholders’ deficit
Ordinary shares, Par value US$0.00005 per share; 853,751,123 shares authorized, 10,560,000 and 11,306,372 shares issued and outstanding as at December 31, 2003 and 2004	13	4	4	1
Additional paid-in capital		24,046	43,261	5,227
Statutory reserve		-	523	63
Accumulated losses		(58,608)	(47,126)	(5,695)

Total shareholders’ deficit		(34,558)	(3,338)	(404)

Total liabilities, redeemable convertible preferred shares and shareholders’ deficit		76,703	262,206	31,680

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU.COM, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except number of shares and per share data)

		For the year ended December 31,
	Notes	2002	2003	2004	2004
		RMB	RMB	RMB	US$
Revenues:
Online marketing services		4,292	31,775	106,854	12,910
Enterprise search software and related services		1,724	2,803	7,958	962
Portal search services		5,004	5,993	2,639	319

Total revenues		11,020	40,571	117,451	14,191
Less: Business tax and surcharges		(496)	(1,933)	(6,542)	(790)

Total net revenues		10,524	38,638	110,909	13,401

Operating costs and expenses:
Cost of revenues		(9,519)	(20,703)	(32,985)	(3,985)
Selling, general and administrative		(11,930)	(16,930)	(39,004)	(4,713)
Research and development		(3,885)	(5,191)	(11,406)	(1,378)
Share-based compensation (1)		(4,233)	(5,109)	(16,510)	(1,995)

Total operating costs and expenses		(29,567)	(47,933)	(99,905)	(12,071)

Operating (loss) profit		(19,043)	(9,295)	11,004	1,330
Interest income		586	325	1,135	137
Other income (expense), net		(120)	85	347	42

Net (loss) income before tax		(18,577)	(8,885)	12,486	1,509

Taxation	9	-	-	(481)	(59)

Net (loss) income		(18,577)	(8,885)	12,005	1,450

Earnings per share:	15
Basic		(2.44)	(0.87)	1.09	0.13
Diluted		(2.44)	(0.87)	0.43	0.05

Weighted average number of ordinary shares outstanding:	15
Basic		7,622,378	10,188,850	10,983,478	10,983,478
Diluted		7,622,378	10,188,850	28,124,327	28,124,327

Pro forma earnings per share on an as converted basis for Class A and Class B ordinary shares (Unaudited) (Note 2):	15
Basic				0.45	0.05
Diluted				0.43	0.05

Pro forma weighted average aggregate number of ordinary shares outstanding on an as converted basis for Class A and Class B ordinary shares (Unaudited) (Note 2):	15
Basic				26,696,323	26,696,323
Diluted				28,124,327	28,124,327

(1) Share-based compensation expenses are allocated as follows:
Cost of revenues		(313)	(648)	(1,665)	(201)
Selling, general and administrative		(3,055)	(2,669)	(11,720)	(1,416)
Research and development		(865)	(1,792)	(3,125)	(378)

		(4,233)	(5,109)	(16,510)	(1,995)

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU.COM, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi(“RMB”) and U.S. Dollars (“US$”))

	For the years ended December 31,
	2002	2003	2004	2004
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net (loss) income	(18,577)	(8,885)	12,005	1,450
Adjustments to reconcile net (loss) income to net cash generated from (used in) operating activities:
Depreciation of fixed assets	3,062	4,888	8,893	1,075
Amortization of intangible assets	-	-	1,050	127
Write-off of fixed assets	120	-	143	17
Share-based compensation	4,233	5,109	16,510	1,995
Allowance for doubtful accounts	-	-	627	76

Change in operating assets and liabilities:
Accounts receivable	591	(1,518)	(8,381)	(1,012)
Prepaid expenses and other assets	(40)	250	(1,483)	(179)
Customers’ deposits	1,933	6,265	17,590	2,125
Accrued expenses and other liabilities	509	1,580	10,713	1,294
Deferred revenue	365	5,013	(1,158)	(140)

Net cash (used in) generated from operating activities	(7,804)	12,702	56,509	6,828

Cash flows from investing activities:
Acquisition of fixed assets	(3,668)	(6,402)	(25,415)	(3,071)
Acquisition of intangible assets	-	-	(11,905)	(1,438)
Capitalization of internal use software costs	(2,072)	(1,556)	(2,155)	(260)

Net cash (used in) investing activities	(5,740)	(7,958)	(39,475)	(4,769)

Cash flows from financing activities:
Issuance of Series C convertible preferred shares	-	-	119,730	14,466
Proceeds from exercise of stock options	42	72	607	73

Net cash generated from financing activities	42	72	120,337	14,539

Net (decrease) increase in cash and cash equivalents	(13,502)	4,816	137,371	16,598

Cash and cash equivalents at the beginning of the year	71,511	58,009	62,825	7,590

Cash and cash equivalents at the end of the year	58,009	62,825	200,196	24,188

Supplemental cash flow information:
Issuance of ordinary shares in purchase of intangible assets	-	-	2,098	254

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU.COM, INC.

CONSOLIDATED STATEMENTS OF CHANGES OF SHAREHOLDERS’ DEFICIT

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except number of shares and per share data)

	Ordinary shares	Amount		Additional paid-in capital	Statutory reserve	Accumulated losses	Total shareholders’ deficit
		RMB		RMB	RMB	RMB	RMB
Balance at December 31, 2001	10,560,000	4		14,590	-	(31,146)	(16,552)

Net loss	-	-		-	-	(18,577)	(18,577)
Exercise of stock options	-	-		42	-	-	42
Share-based compensation	-	-		4,233	-	-	4,233

Balance at December 31, 2002	10,560,000	4		18,865	-	(49,723)	(30,854)

Net loss	-	-		-	-	(8,885)	(8,885)
Exercise of stock options	-	-		72	-	-	72
Share-based compensation	-	-		5,109	-	-	5,109

Balance at December 31, 2003	10,560,000	4		24,046	-	(58,608)	(34,558)

Net income	-	-		-	-	12,005	12,005
Exercise of stock options	706,372	-		607	-	-	607
Issuance of shares for acquisition of intangible assets (Note 6)	40,000	-	*	2,098	-	-	2,098
Share-based compensation	-	-		16,510	-	-	16,510
Transfer to statutory reserve	-	-		-	523	(523)	-

Balance at December 31, 2004	11,306,372	4		43,261	523	(47,126)	(3,338)

Balance at December 31, 2004, in US$		1		5,227	63	(5,695)	(404)

*	Amount less than RMB1

The accompanying notes are an integral part of the consolidated financial statements.

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, and 2004

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share Data or unless otherwise indicated)

1.	ORGANIZATION AND BASIS OF PRESENTATION

Baidu.com, Inc. (“Baidu.com” or the “Company”) was incorporated under the laws of the Cayman Islands on January 18, 2000. The Company offers Internet search solutions and online marketing solutions, develops and markets scaleable web application software and provides related services. The Company’s principal geographic market is in the Peoples Republic of China (“PRC”).

The Company does not conduct any substantive operations of its own and conduct its primary business operations through its wholly owned subsidiary Baidu Online Network Technology (Beijing) Co. Ltd (“Baidu Online”) and its variable interest entity (“VIE”) Baidu Netcom Science Technology Co. Ltd (“Baidu Netcom”).

Baidu Online was incorporated under the laws of the PRC on January 18, 2000 and Baidu Netcom was incorporated under the laws of the PRC on June 5, 2001.

Chinese laws and regulations prohibit or restrict foreign ownership of Internet content and advertising business. To comply with these foreign ownership restrictions, the Company operates its websites and provides online advertising services in the PRC through Baidu Netcom, a PRC legal entity, which was established in 2001 by members of the management, the chief executive officer and co-founder of the Company. The paid-in capital of Baidu Netcom was funded by the Company through a loan extended to the two individuals. The Company has entered into certain exclusive agreements with Baidu Netcom, which obligates the Company to absorb a majority of the risk of loss from Baidu Netcom’s activities and is entitled to receive a majority of its residual returns. In addition, the Company has entered into certain agreements with the two individuals including a loan agreement for the paid in capital of Baidu Netcom described above, an option agreement to acquire the shareholding in Baidu Netcom when permitted by the PRC laws, and a share pledge agreement for the shares in Baidu Netcom held by the two individuals.

Based on these contractual arrangements, the Company believes that Baidu Netcom should be considered as a Variable Interest Entity under FASB Interpretation No. 46R (“FIN 46R”), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, because the equity investors in Baidu Netcom do not have the characteristics of a controlling financial interest and the Company is the primary beneficiary of Baidu Netcom. Accordingly, the Company believes that Baidu Netcom should be consolidated under FIN 46R. The Company has early adopted FIN 46R which has been applied since 2001.

The Company’s consolidated assets do not include any collateral for Baidu Netcom’s obligations. The carrying amount of the total assets of Baidu Netcom as of December 31, 2004 was RMB9,507 and there was no pledge or collateral of its assets. Furthermore, creditors of Baidu Netcom have no recourse to the general credit of Baidu Online which is the primary beneficiary of Baidu Netcom.

The consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and a variable interest entity for which the Company is the primary beneficiary. All significant inter-company transactions and balances between the Company, its subsidiaries and its VIE are eliminated upon consolidation.

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, and 2004

(Amounts presented in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share Data or unless otherwise indicated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Convenience Translation

Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 to RMB8.2765 on March 31, 2005 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

Foreign Currency

The Company and its subsidiaries and VIE determine their functional currencies based on the criteria of SFAS 52 Foreign Currency Translation and have determined their functional currency to be their respective local currency. The Company uses the RMB as its reporting currency. The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate its operating results and financial position respectively. Any translation gains (losses) are recorded in accumulated other comprehensive income as a component of shareholders’ equity. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the Consolidated Statements of Operations.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

Stock Split

On April 7, 2004, the Company effected a two for one stock split of the Company’s ordinary shares and redeemable convertible preferred shares. All information relating to shares, options and per share amounts in these financial statements have been adjusted to reflect the stock split.

Cash and Cash Equivalents

The Company includes in cash and cash equivalents all short-term, highly liquid investments that mature within three months of their acquisition date. Cash equivalents consist principally of investments in interest-bearing demand deposit accounts and liquidity funds with financial institutions and are stated at cost, which approximates fair value.

The Company maintains cash and cash equivalents with various financial institutions mainly in the Cayman Islands, the PRC and the United States. The Company performs periodic evaluation of the relative credit standing of financial institutions that are considered in the Company’s investment strategy.

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, and 2004

(Amounts presented in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share Data or unless otherwise indicated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fixed Assets, net

Fixed assets are stated at cost and are depreciated or amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the term of the related lease, as follows:

Leasehold improvements	-	over lease terms
Computer equipment and servers	-	3 years
Internal use software development costs	-	3 years
Vehicles and office equipment	-	5 years

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterment that extend the useful life of fixed assets are capitalized as additions to the related assets. Retirement, sale and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the Consolidated Statement of Operations.

Intangible assets

Intangible assets are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated five-year economic life of the intangible asset.

The Company reviews and adjusts the carrying value of the intangible assets if the facts and circumstances suggest the intangible assets may be impaired. If the carrying value of an intangible asset is greater than its recoverable amount, an impairment loss will be recorded for the excess of its fair value, determined on a discounted cash flow basis, over the carrying value of the intangible asset.

Accounts Receivable and Other Receivables

Accounts receivable are recognized and carried at original invoiced amount less an allowance for any uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred. The Company generally does not require collateral from its customers.

Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the failure of customers to make required payments. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectibility of individual balances. In evaluating the collectibility of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current credit-worthiness and current economic trends. General provision is made on the following basis:

Number of days outstanding	% of provision
<90	0%
91-120	10%
121-150	40%
151-180	70%
>180	100%

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, and 2004

(Amounts presented in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share Data or unless otherwise indicated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company recognizes revenue based on the following principles:

Online marketing services

(1) Auction-based pay-for-performance services

The Company’s auction-based pay-for-performance platform enables a customer to place its website link or other information on the Company’s search listing. The customers make bids to determine how much they are willing to pay for each click-through to their listings in the search results displayed on the Company’s website. The ranking of the customer’s listing in the search results depends on the amount of the customer’s bid. Customers pay cash to the Company to obtain Baidu Currency which is the medium of exchange that the customers use to bid for pay-for-performance services from Baidu.

While the Company operates and maintains the technology infrastructure for the pay-for-performance platform, it primarily relies on distributors to engage and serve customers and collect cash payments.

The amount of revenue recognized is based on the total amount of cash consideration received and not based on the amount of Baidu Currency provided. Revenue is recognized when an Internet user clicks on the customer-sponsored listing, there is persuasive evidence of an arrangement and the fee is fixed or determinable and collection is reasonably assured as prescribed by Staff Accounting Bulletin No. 104 (“SAB 104”).

Cash payments received in advance of pay-for-performance services are recorded as customer deposits. The distributors and customers are not entitled to any cash redemption for unused Baidu Currency units in their accounts with the Company. The amount of cash received relating to our unused Baidu Currency is recorded as customers’ deposits and accounted for as a liability of the Company until the Baidu Currency is used, at which point the corresponding cash amount is recorded as revenue.

The Company accounts for certain cash incentives provided to its qualified distributors as a reduction of revenue in accordance with EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).

(2) Other performance-based online marketing services

To the extent the Company provides online marketing services based on performance criteria other than click-throughs, such as the number of telephone calls brought to our customers, the number of users registered with our customers, or the number of minimum click-throughs, revenue is recognized when the specified performance criteria are met together with satisfaction of other applicable revenue recognition criteria as prescribed by Staff Accounting Bulletin No. 104 (“SAB 104”) when there is persuasive evidence of an arrangement, delivery or services to be provided have been performed, fee is fixed or determinable and collection is reasonably assured. Payments received in advance of services provided are recorded as customer deposits.

(3) Time-based online advertising services

For time-based online advertising services such as text links, banners, or other forms of graphical advertisement, the Company recognizes revenue, in accordance with SAB 104, on a pro-rata basis over the contractual term commencing on the date the customer’s advertisement is available for viewing. For certain time-based contractual agreements, the Company may also provide certain performance guarantee, in which cases, revenue will only be recognized at the later of completion of time commitment and performance guarantee. Payments received in advance of services provided are recorded as customer deposits.

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, and 2004

(Amounts presented in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share Data or unless otherwise indicated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (cont’d)

In cases where time-based online advertising services are provided without persuasive evidence of an arrangement, accounts receivable, together with deferred revenue, are recognized for the determinable value, if available, of service provided. Revenue recognition is deferred until persuasive evidence of an arrangement is established.

(4) Online marketing services involving Baidu Union

Baidu Union is the program through which the Company expands distribution of its customers’ sponsored links or ads by leveraging traffic of the Baidu Union members’ websites. The Company makes payments to Baidu Union members for acquisition of traffic. The Company recognizes revenue for the amount of fees it receives from its customers. Payments made to Baidu Union members are included in cost of revenues as traffic acquisition costs.

(5) Online marketing services arrangements with multiple elements

If a sales contract is entered into covering more than one product and the products are considered separate units of accounting in accordance with EITF 00-21, “Revenue Arrangements with Multiple Deliverables”, the total fee on such arrangements is allocated to the individual deliverables based on their relative fair values.

The Company has two types of online marketing services arrangements that may include multiple deliverables: P4P services and time based-online advertising services.

For certain P4P customers engaged through direct sales, the Company may be requested by customers to provide certain enhanced services for an annual service fee, which covers service activities relating to account set-up, account management, keywords suggestions and performance reporting. Such service fees represent value to customers in addition to standard P4P services which are charged on a per click basis, Pursuant to EITF 00-21, the annual services fees and click-through revenues are considered separate units of accounting. Annual service fees are recognized as revenue on a pro-rata basis over the service period of one year.

For time-based online advertising services, the Company may at times provide multiple advertising services in one or more contracts, which may be deemed as a single arrangement pursuant to EITF 00-21. The Company has accounted for such arrangements in accordance with EITF 00-21 whereby each of the advertising services are accounted for separately because i) it has standalone value since the Company has sold such services on an individual basis to other customers; ii) the fair values of the advertising services are objectively determinable based on actual sales transactions involving such services on a separate basis and iii) there is no general right of return for such services based on undelivered services. Accordingly, the Company allocates the total fee for such arrangements to each element of the advertising services based on their relative fair values and recognized revenue on a pro-rata basis over the respective service period.

(6) Barter transactions

Periodically, the Company engages in barter transactions and adopted the provisions of APB 29 — Accounting for Nonmonetary Transactions. Non-monetary transactions are generally recorded at fair value. If such value is not determinable within reasonable limits, the transaction is recognized based on the carrying value of the product or services provided. The amount of revenues recognized for barter transactions was insignificant for each of the periods presented. In addition, the Company has not recognized any revenues for any of the periods presented relating to barter transactions involving advertising within the scope of EITF 99-17 — Accounting for Advertising Barter Transactions. The volume of such transactions is not significant.

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, and 2004

(Amounts presented in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share Data or unless otherwise indicated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (cont’d)

Enterprise search software and related services

The Company recognizes revenue from software and related customer support services in accordance with Statement of Position 97-2 (“SOP 97-2”), Software Revenue Recognition and Statement of Position 98-9 (“SOP 98-9”), Modification of SOP 97-2 with respect to Certain Transactions.

Software revenue is recognized under SOP 97-2 when persuasive evidence of an arrangement exists, when all elements essential to the functionality of the software including installation and training are delivered in accordance with the terms and conditions of the customer contract, when the fee is fixed or determinable, and when collection is reasonably assured.

The Company’s enterprise search product and services are generally sold as part of a contract involving software license, maintenance and training elements. They may also be sold in separate contracts. For arrangements involving multiple elements, the Company allocates revenue to each element based on vendor specific objective evidence of relative fair values, when and if available, which are derived by allocating a value to each element that is based upon the prices charged when the element is sold separately. If the Company does not have vendor specific objective evidence to support the fair value of its multiple element arrangements, revenue recognition is deferred until all elements have been delivered or until fair value can be objectively determined for any of the remaining undelivered elements. When the fair value of a delivered element has not been established, the Company uses the residual method to record revenue if the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue. If the only undelivered element is post contract services (“PCS”) for which fair value cannot be established, the entire fee should be recognized ratably over the term of the PCS arrangement. Payments received or receivable prior to meeting the above revenue recognition criteria are recorded as deferred revenue.

Revenue is recognized net of value added tax (“VAT”) payable to, but includes the benefit of the rebate of VAT on sale of enterprise search software received or receivable from, the Chinese tax authorities as part of the People’s Republic of China (the “PRC”) government’s policy of encouraging software development in the PRC. Sales of products in the PRC are subject to a 17% VAT. Companies that fulfill certain criteria set by the relevant authorities are entitled to a refund of VAT equivalent to the excess over 3% of contracted amount paid in the month when output VAT exceeds input VAT. Such VAT rebate is recorded on an accrual basis. The VAT rebate was RMB604 for the year ended December 31, 2004 (2003 - RMB656; 2002 - RMB182).

Portal search services

Portal search services are generally recognized ratably over the service period when there is persuasive evidence of an arrangement, the fees are fixed or determinable, the services have been performed and collection is reasonably assured in accordance with SAB 104.

Cost of Revenues

Cost of revenues consists primarily of traffic acquisition costs, bandwidth costs, depreciation, payroll and related costs of operations. Traffic acquisition costs represent the amounts paid or payable to Baidu Union websites from which the Company generates revenues. These payments are primarily based on revenue

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, and 2004

(Amounts presented in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share Data or unless otherwise indicated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cost of Revenues (cont’d)

sharing arrangements under which the Company pays its Baidu Union members a percentage of the fees it earns from its online marketing customers. The Company recognizes traffic acquisition costs either based on the number of click-throughs or other volume metrics or on a ratable basis over the fixed term of the contractual arrangements.

Capitalization of Software Developed for Internal Use

The Company has capitalized certain internal use software development costs in accordance with SOP 98-1 Accounting for the Costs of Computer Software Developed or obtained for internal use, totaling RMB2,156 in 2004 (2003 - RMB1,556; 2002 - RMB2,071). These mainly include payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal use software project. The estimated useful life of software development costs is determined to be three years. The amortization expense for capitalized costs totaled approximately RMB1,328 (2003 - RMB718; 2002 - RMB41). Capitalized internal use software costs are included in fixed assets, net.

Advertising expenditure

Advertising costs, primarily advertisements through media publications, are included in “Selling, general and administrative expense” and are expensed when incurred. Advertising expense for the years ended December 31, 2004 were RMB2,998 (US$362) (2003 - RMB nil; 2002 - RMB nil).

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The Company records a valuation allowance against the amount of deferred tax assets that it determines is not more likely than not of being realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive income (loss) is reported in the statements of changes of shareholders’ deficit. Accumulated other comprehensive income of the Company represents the cumulative foreign currency translation adjustment which, to date, has not been significant.

Share-based Compensation

The Company accounts for share-based compensation arrangements with employees in accordance with the provisions of Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB No. 25”) and related interpretations thereof. Under APB No. 25, compensation cost for fixed awards is, in general, recognized based on the excess, if any, of the fair market value of the Company’s stock on the

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, and 2004

(Amounts presented in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share Data or unless otherwise indicated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based Compensation (cont’d)

date of grant over the exercise price. Compensation cost is amortized over the vesting period of the related options. In addition, the Company complies with disclosure provisions of Statement of Financial Accounting Standard No. 123, Accounting for Share-based Compensation, (“SFAS 123”) as amended by Statement of Financial Accounting Standard No. 148 “Accounting for Share-based Compensation — Transition and Disclosure” (“SFAS 148”). Share-based compensation arrangements with non-employees are accounted for using the fair value method. The fair values of ordinary shares on the dates of stock option grants were determined by management based on valuation prepared by an independent appraiser, American Appraisal China Limited, the issuance of preferred shares or ordinary shares to independent third parties for cash, consideration of significant milestones achieved by the Company and other market considerations.

The Company determines the value of the options granted to non-employees using the Black-Scholes option pricing model using the following assumptions: 100% volatility, no dividends, risk-free interest rate of 2.79% to 3.6%, and an expected life of 3 years. For the years ended December 31, 2002, 2003 and 2004, the Company recognized approximately RMB411, RMB485 and RMB2,908 (US$351) of share-based compensation expenses related to the fair value of options granted to non-employees.

Pro forma disclosure under SFAS No. 123

SFAS No.123 requires that pro forma net income (loss) and pro forma earnings (loss) per share be determined as if the Company had accounted for its employee share options granted under the fair value method. The fair value of these options was estimated using the Black-Scholes option pricing model.

The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model using the following assumptions:

	2002	2003	2004
Risk free interest rate	2.79%	2.79%	3.60%

Expected life (years)	3	3	3

Volatility	0%	0%	0%

Dividend yield	0%	0%	0%

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, and 2004

(Amounts presented in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share Data or unless otherwise indicated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Pro forma disclosure under SFAS No. 123 (cont’d)

Had compensation cost been determined based upon the fair value approach using the variables disclosed above, the Company’s pro forma net income (loss) and pro forma earnings (loss) per share would have been:

	2002	2003	2004	2004
	RMB	RMB	RMB	US$

Net (loss) income, as reported	(18,577)	(8,885)	12,005	1,450

Add: Share-based compensation expense for employees included in reported net loss, net of related tax effects	2,234	4,386	13,602	1,644

Deduct: Total share-based compensation expense for employees determined under fair value method, net of related tax effects	(2,360)	(4,508)	(14,732)	(1,780)

Pro forma net (loss) income	(18,703)	(9,007)	10,875	1,314

Basic net (loss) income per share
As reported	(2.44)	(0.87)	1.09	0.13
Pro forma	(2.45)	(0.88)	0.99	0.12

Diluted net (loss) income per share
As reported	(2.44)	(0.87)	0.43	0.05
Pro forma	(2.45)	(0.88)	0.39	0.05

Leases

Leases have been classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Unaudited pro forma earnings per share

Unaudited pro forma basic and diluted earnings per share is computed by dividing net income by weighted average number of ordinary shares outstanding for the period plus the number of ordinary shares resulting from the assumed conversion upon the closing of the initial public offering of all of the outstanding redeemable convertible preferred shares as if the conversion had occurred at the beginning of the period, or when the shares were issued, if later.

As holders of Class A and Class B ordinary shares have the same dividend right and the same participation right in our undistributed earnings, the basic and diluted pro forma earnings per share of Class A and Class B ordinary shares are the same for the period presented.

Recent Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 123(R) (“SFAS 123(R)”), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Share-based Compensation. SFAS 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and amends FASB Statement No. 95, Statement of Cash Flows. Generally, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative to fair value accounting.

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, and 2004

(Amounts presented in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share Data or unless otherwise indicated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (cont’d)

SFAS 123(R) must be adopted no later than July 1, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued.

SFAS 123(R) permits public companies to adopt its requirements using one of two methods:

1. A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

2. A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company plans to adopt SFAS 123 (R) using the modified prospective method.

As permitted by SFAS 123, the company currently accounts for share-based payments to employees using APB 25’s intrinsic value method. Accordingly, the adoption of SFAS 123(R)’s fair value method will have a significant impact on our result of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in Note 14 to our consolidated financial statements before taking into account the volatility factor as required by FAS 123(R).

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions” (“SFAS 153”). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of SFAS No. 153 to have a material effect on its results of operations or financial condition.

Concentration of Risks

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk primarily of cash and cash equivalents and accounts receivable. As of December 31, 2004, substantially all of the Company’s cash and cash equivalents were managed by financial institutions. Accounts receivable are typically unsecured and are derived from revenue earned from customers in China. The risk with respect to accounts receivables is mitigated by credit evaluations we perform on our customers and ongoing monitoring process on outstanding balances.

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, and 2004

(Amounts presented in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share Data or unless otherwise indicated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Risks (cont’d)

Current vulnerability due to certain other concentrations

The Company participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows; changes in the overall demand for services and products; competitive pressures due to excess capacity or price reductions; advances and new trends in new technologies and industry standards; changes in bandwidth suppliers; changes in certain strategic relationships or customer relationships; regulatory or other factors; risks associated with the ability to obtain necessary raw materials; and risks associated with the Company’s ability to attract and retain employees necessary to support its growth.

The Company’s operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

Substantially all of the Company’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers invoices, shipping documents and signed contracts.

3.	ACCOUNTS RECEIVABLE

		December 31,
		2003	2004	2004
		RMB	RMB	US$

Accounts receivable		1,891	10,272	1,241
Less: Allowance for doubtful accounts		-	(627)	(76)

		1,891	9,645	1,165

	December 31,
	2002	2003	2004	2004
	RMB	RMB	RMB	US$
Movements in allowance for doubtful accounts are as follows:
Balance at the beginning of the year	-	-	-	-
Charged to costs and expenses	-	-	627	76

Balance at the end of the year	-	-	627	76

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, and 2004

(Amounts presented in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share Data or unless otherwise indicated)

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2003	2004	2004
	RMB	RMB	US$
Deposits	387	1,251	151
Prepaid expenses	96	179	22
Advances to suppliers	21	491	59
Interest receivables	207	189	23
Other assets	227	311	37

	938	2,421	292

5.	FIXED ASSETS - NET

Fixed assets consist of the following:

	December 31,
	2003	2004	2004
	RMB	RMB	US$

Leasehold improvements	117	1,774	214
Computer equipment and servers	15,983	43,924	5,307
Internal use software capitalized costs	3,627	5,783	699
Office equipment	795	2,345	283
Motor vehicles	773	773	94

	21,295	54,599	6,597
Less: Accumulated depreciation	(10,246)	(18,667)	(2,255)

	11,049	35,932	4,342

6.	INTANGIBLE ASSETS - NET

In August 2004, Baidu Online entered into a sales and purchase agreement to acquire intangible assets comprising primarily of several internet website domain names. In accordance with the agreement, Baidu paid a total consideration comprising of 40,000 ordinary shares of Baidu.com Inc., with an estimated fair value of RMB2,098 (US$254) based on third party transactions and RMB11,905 (US$1,438) in cash. In addition, Baidu is obligated to pay an additional RMB1,200 (US$145) if certain traffic statistics relating to the acquired domain names are met within a 12 month period following the acquisition date. The contingent payment consideration has not been recorded.

Intangible assets consist of the following:

	December 31,
	2003	2004	2004
	RMB	RMB	US$

Domain name	-	14,003	1,692
Less: Accumulated amortization	-	(1,050)	(127)

	-	12,953	1,565

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, and 2004

(Amounts presented in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share Data or unless otherwise indicated)

6.	INTANGIBLE ASSETS - NET (continued)

The amortization expense for the year ended December 31, 2004 was RMB1,050 (US$127). The estimated amortization expense for the next five years is as follows:

	RMB	US$
For the year ending December 31,
2005	2,801	338
2006	2,801	338
2007	2,801	338
2008	2,801	338
2009	1,749	213

7.	ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	December 31,
	2003	2004	2004
	RMB	RMB	US$

Accrued payroll	940	3,439	416
Accrued operating expenses	366	3,973	480
Tax payables	889	1,684	203
Distributors’ deposit	-	591	71
Other payables – purchase of fixed assets	-	6,349	767
Other payables – traffic acquisition costs	900	1,930	233
Other payables – deferred offering expenses	-	1,059	128
Other payables – others	684	2,875	348

	3,779	21,900	2,646

8.	DEFERRED REVENUE

Deferred revenue consists of the following:

	December 31,
	2003	2004	2004
	RMB	RMB	US$

Deferred portal search service revenue	1,428	1,002	121
Deferred software and related service revenue	6,032	5,300	641

	7,460	6,302	762

9.	INCOME TAXES

The Company is a tax exempted company incorporated in the Cayman Islands and conducts substantially all of its business through its PRC subsidiary, Baidu Online and its PRC variable interest entity, Baidu Netcom, which are generally subject to a 30% state enterprise income tax (“EIT”) and a 3% local income tax.

Baidu Online is governed by the Income Tax Law of the PRC concerning Foreign Investment and Foreign Enterprises (the “Income Tax Law”). Under income tax law, foreign invested enterprises satisfying certain criteria and can enjoy preferential tax treatments. Since Baidu Online, has obtained the status of a “new or

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, and 2004

(Amounts presented in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share Data or unless otherwise indicated)

9.	INCOME TAXES (continued)

technology enterprise”, is registered and operating in the Beijing Zhongguancun Science Park; it is entitled to enjoy a reduced income tax rate of 15% upon expiry of tax holiday, as well as exemption from local income tax. In addition, Baidu Online was granted a “tax holiday” for exemption of EIT for three years starting from 2000 and was entitled to a 50% tax reduction (at 7.5%) for the succeeding three years beginning from 2003.

As a PRC domestic company, Baidu Netcom, is governed by the Enterprise Income Tax Laws of the PRC and is subject to enterprise income tax at a rate of 33%.

The Company had minimal operations in jurisdictions other than the PRC. (Loss) income before income taxes consists of:

	For the year ended December 31
	2002	2003	2004	2004
	RMB	RMB	RMB	US$
Cayman Islands	(3,952)	(5,269)	(18,165)	(2,195)
PRC	(13,769)	(3,078)	31,250	3,776
Others	(856)	(538)	(599)	(72)

	(18,577)	(8,885)	12,486	1,509

The benefit from (provision) for taxes on (loss) income from continuing operations was as follows for the years ended December 31, 2002, 2003 and 2004:

Current:
Cayman Islands	-	-	-	-
PRC	-	-	(481)	(59)
Deferred:
Cayman Islands	-	-	-	-
PRC	-	-	-	-

Total benefit	-	-	(481)	(59)

The reconciliation of tax computed by applying respective statutory income tax rate to pre-tax income is:

	For the year ended December 31
	2002	2003	2004	2004
	RMB	RMB	RMB	US$
Income tax computed at respective statutory tax rates	4,544	1,016	(10,313)	(1,246)
Add: Tax holiday for a PRC subsidiary	(3,278)	(898)	6,490	783
Add: Non-deductible expenses	(324)	(267)	(435)	(53)
Less: Non-taxable income	60	217	199	24
Less: Tax incentive*	-	-	2,116	256
Changes in valuation allowance against deferred tax asset	(1,002)	(68)	1,462	177

	-	-	(481)	(59)

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, and 2004

(Amounts presented in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share Data or unless otherwise indicated)

9.	INCOME TAXES (continued)

Earnings per share effect of tax holiday for the year ended December 31, 2004 amounts to RMB0.59 (US$0.07) (2003 - (RMB0.09); 2002 - (RMB0.43)).

* Subject to the approval of the PRC tax authorities, Baidu Online can enjoy an additional tax incentive relating to its research and development expenses. Should its research and development expenses increase by 10% or more when compared to last year and 50% of research and development expenses is higher than the current year’s taxable liability, the Company can claim an additional tax deduction which amounts to 50% of the current year’s research and development expenses. The amount that exceeds current year’s tax liability cannot be brought forward for next year’s utilization.

The principal components of deferred income tax assets are as follows:

	December 31,
	2003	2004	2004
	RMB	RMB	US$

Net operating loss carry forward	1,386	-	-
Fixed assets	101	323	39
Deferred revenue	560	311	38
Others	151	102	12

	2,198	736	89
Valuation allowance	(2,198)	(736)	(89)

	-	-	-

10.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of subsidiaries of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB3,775 (US$456) for the year ended December 31, 2004 (2003 - RMB1,973; 2002 - RMB816).

11.	COMMITMENTS

Operating lease commitments

The Company leases facilities in the PRC under non-cancelable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. Total rental expense under all operating leases was RMB2,965 (US$358) for the year ended December 31, 2004 (2003 - RMB1,724; 2002 - RMB1,734).

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, and 2004

(Amounts presented in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share Data or unless otherwise indicated)

11.	COMMITMENTS (continued)

Operating lease commitments (cont’d)

Future minimum payments under non-cancelable operating leases with initial terms of one-year or more consist of the following at December 31, 2004:

	RMB	US$

As of December 31,
2005	16,633	2,010
2006	5,023	607
2007	3,695	446
2008	1,560	188

	26,911	3,251

12.	REDEEMABLE CONVERTIBLE PREFERRED SHARES

Preferred shares as at December 31, 2002 and 2003 consisted of the following:

Series	Shares Authorized And Outstanding	Liquidation Amount	Proceeds Net of Issuance Costs
		RMB	RMB
A	4,800,000	9,932	9,307
B	9,600,000	82,770	82,315

Preferred shares as at December 31, 2004 consisted of the following:

Series	Shares Authorized And Outstanding	Liquidation Amount		Proceeds Net of Issuance Costs
		RMB	US$	RMB	US$
A	4,800,000	9,932	1,200	9,307	1,124
B	9,600,000	82,770	10,000	82,315	9,946
C	2,248,877	124,155	15,000	119,730	14,466

The holders of preferred shares have various rights and preferences as follows:

Redemption

All Series A, Series B and Series C preferred shares are redeemable upon a change in control or sale of substantially all of the assets of the Company at a redemption price equal to the liquidation preferences as described above.

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, and 2004

(Amounts presented in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share Data or unless otherwise indicated)

12.	REDEEMABLE CONVERTIBLE PREFERRED SHARES (continued)

Dividends

Subject to the Company’s Memorandum and Articles of Association , in the event that the directors resolve to declare any dividend, the holders of preferred shares shall be entitled to receive dividends in priority to a payment of any dividend to the holders of ordinary shares (the “preferential dividend”). Funds available for the preferential dividend shall be paid out proportionately to the holders of the preferred shares at a rate of 8% per annum on their respective original investment amounts until each such holder has received the full preferential dividend to which it is entitled, then proportionately to the holders of the ordinary shares. Dividends shall be non-cumulative.

Conversion

Each share of Series A, B and C preferred shares is convertible, at the option of the holder, to ordinary share. Each preferred share shall initially be converted into one ordinary share. The conversion rate is subject to future dilution adjustments. The preferred shares shall automatically be converted into ordinary shares of the Company upon 1) the closing of an underwritten public offering of ordinary shares of the Company, at a public offering price reflecting a valuation of the Company on a fully diluted basis of not less than US$215 million and resulting in a gross proceeds to the Company of not less than US$20 million; or 2) the written consent of at least two-thirds of the holders of the preferred shares voting as a class.

The ordinary shares that will be issued upon conversion of all convertible preferred shares as of December 31, 2004 would be 16,648,877.

Voting

Holders of preferred shares have the rights to receive notice of, attend, speak and vote at a general meeting. Each holder is entitled to exercise the number of votes which he would have been entitled to exercise if all the preferred shares held by him had been converted into ordinary shares immediately before the holding of the general meeting at the conversion rate then in effect.

Appointment of Directors

Two directors shall be elected by the holders of a majority of the Series A preferred shares, voting separately as a class. Two directors shall be elected by the holders of a majority of the Series B preferred shares, voting separately as a class. One director shall be the chief executive officer of the Company (the “Fifth Director”). Holders of the Series C preferred shares shall not have the right to elect any Director.

Liquidation

In the event of any liquidation, dissolution or winding-up of the Company, including merger, consolidation or reorganization of the Company into or with another company in which the members of the Company own less than 50% of the voting securities of the surviving company, or any transaction or series of related transactions in which greater than 50% of the Company’s voting power is transferred or the sale, transfer or lease of all or substantially all the assets of the Company, the holders of Series A, B and C preferred shares are entitled to receive an amount equal to the original purchase price per share, plus any declared but unpaid dividends prior to and in preference to any distribution to the holders of ordinary shares. After payment to the holders of the preferred shares of the full amount to which they are entitled, the remaining assets shall be

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, and 2004

(Amounts presented in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share Data or unless otherwise indicated)

12.	REDEEMABLE CONVERTIBLE PREFERRED SHARES (continued)

Liquidation (cont’d)

distributed pro rata to all holders of the ordinary shares on an as-converted basis assuming that all preferred shares have been converted to the ordinary shares. If the Company’s assets are insufficient to satisfy the liquidation preferences, then these assets shall be distributed ratably in proportion to the liquidation preference of the preferred shares.

No adjustment is made to accrete for the difference between the carrying amounts of the preferred shares and their liquidation amounts as management considered the redemption not probable at December 31, 2004. When it is probable that the preferred shares are redeemable, the Company will recognize the difference between the carrying amounts of the preferred shares and their liquidation amounts immediately as they occur and adjust the carrying value of the preferred shares to equal their redemption value.

Restriction

The Company shall not undertake any of following actions without the prior written consent of (a) the holders of more than 50% of the Series A preferred shares if at least 1,200,000 Series A preferred shares remain outstanding, (b) the holders of more than 50% of the Series B preferred shares if any Series B preferred shares remain outstanding, and (c) the holders of more than 50% of the Series C preferred shares remain outstanding:

(i)	Transfer control of more than 50% of the voting shares of the Company;

(ii)	Sell all or substantially all of the assets of the Company;

(iii)	Change capital of the Company, or dispose of the Company’s interest in any subsidiary or associate company;

(iv)	Liquidate, wind up or dissolve the Company, provided that consent of the holders of preferred shares shall not be unreasonably withheld if the Company is insolvent;

(v)	Authorize, create or issue shares of any class of shares with rights senior to or in parity with the preferred shares;

(vi)	Reclassify any outstanding shares into shares having preferences or priority as to dividends or assets senior to or in parity with the preferred shares;

(vii)	Repurchase ordinary shares, except on termination of employment of the employees of the Company who hold ordinary shares subject to vesting;

(viii)	Increase the number of authorized shares of the preferred shares;

(ix)	Amend or change the rights and preferences of the preferred shares;

(x)	Increase the number of directors above five directors.

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, and 2004

(Amounts presented in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share Data or unless otherwise indicated)

13.	ORDINARY SHARES

The Company’s Memorandum and Articles of Association, as amended, authorizes the Company to issue 853,751,123 shares with a nominal or par value of US$0.00005 each share.

In conjunction with the issuance of the Series A preferred shares, the then shareholders of the ordinary shares (the “Founders”) signed a founders’ restricted share agreement on February 23, 2000. According to the agreement, the Founders agreed to grant the Company the right to repurchase their respective ordinary shares in the Company totaling 9,240,000 ordinary shares from them at the original purchase price paid to the Company should any of the two Founders ceases to be an employee of the Company. The right is exercisable at any time during the 120-day period following the date the relevant shareholder ceases to be an employee. The repurchase right would lapse, in respect of the shares, over 42 equal monthly instalments or upon the closing of the first public offering of the ordinary shares with an aggregate offering price to the general public of not less than US$7,500 at a per share offering price of at least US$3.75 per share. The repurchase right lapsed in August 2003.

The Company accounted for the repurchase right as a recapitalization similar to a reverse stock split, followed by the grant of restricted stock awards under a fixed plan. Compensation is measured under APB 25 based on the difference between the fair value of the ordinary shares on February 23, 2000 and the repurchase price and is accrued over the vesting period. The compensation charge for the years ended December 31, 2002 and 2003 amounted to RMB1,588 and RMB238, respectively.

14.	STATUTORY RESERVE

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, Baidu Online, being a foreign invested enterprise established in China, is required to provide for certain statutory reserves, namely general reserve, enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in their PRC Statutory Accounts. Baidu Online, being a wholly foreign owned enterprise, is required to allocate at least 10% of its after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of Baidu Online. These reserves can only be used for specific purposes and are not distributable as cash dividends. Appropriations to the staff welfare and bonus fund are charged to selling, general and administrative expenses.

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, and 2004

(Amounts presented in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share Data or unless otherwise indicated)

15.	EARNINGS PER SHARE

Income (loss) per share is computed in accordance with SFAS No. 128 — Earnings per Share (“SFAS 128”). Under SFAS 128, income (loss) per share is calculated using the weighted average number of Ordinary Shares outstanding during the year.

The effect of the Company’s dilutive securities were not included in the computation of diluted loss per share for the years ended December 31, 2002 and 2003 because their inclusion would have been anti-dilutive. The Company’s dilutive securities are consisted of outstanding share options and redeemable convertible preferred shares. As of December 31, 2002 and 2003, outstanding share options amounted to 1,830,728 and 1,947,728, respectively. In addition, the Company had 14,400,000 redeemable convertible preferred shares issued as of December 31, 2002 and 2003.

	December 31
	2002	2003	2004	2004
	RMB	RMB	RMB	US$
Numerator:
Net (loss)	(18,577)	(8,885)	12,005	1,450
Denominator:
Weighted average of issued shares outstanding-basic	7,590,000	10,046,667	10,914,333	10,914,333
Options exercised but related shares not yet issued	32,378	142,183	69,145	69,145

Weighted average shares outstanding-basic	7,622,378	10,188,850	10,983,478	10,983,478
Effect of dilutive securities
Employee share options	—	—	1,428,004	1,428,004
Redeemable convertible preferred shares	—	—	15,712,845	15,712,845

Total effect of dilutive securities	—	—	17,140,849	17,140,849

Denominator used for diluted earnings per share	7,622,378	10,188,850	28,124,327	28,124,327

Basic earnings per share	(2.44)	(0.87)	1.09	0.13
Diluted earnings per share	(2.44)	(0.87)	0.43	0.05

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, and 2004

(Amounts presented in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share Data or unless otherwise indicated)

15.	EARNINGS PER SHARE (continued)

	Pro forma (Unaudited)
	December 31
	2004	2004
	RMB	US$
Numerator:
Net (loss)/income	12,005	1,450
Denominator:
Weighted average of issued shares outstanding-basic	26,627,178	26,627,178
Options exercised but related shares not yet issued	69,145	69,145

Weighted average shares outstanding-basic	26,696,323	26,696,323
Effect of dilutive securities
Employee share options	1,428,004	1,428,004

Denominator used for diluted earnings per share	28,124,327	28,124,327

Basic earnings per share	0.45	0.05
Diluted earnings per share	0.43	0.05

As of December 31, 2002, 2003 and 2004, share options that were exercised but the underlying ordinary shares of which were not yet issued amounted to 52,916, 201,494 and 220,249, respectively. Proceeds received upon exercise of these share options totaled to be RMB42, RMB72 and RMB321 for 2002, 2003 and 2004 respectively and have been recorded in the Company’s additional paid in capital. In May 2004, the Company issued ordinary shares in connection with the above mentioned share options outstanding as of December 31, 2002 and 2003. For share options that were exercised but underlying shares of which had not been issued as of December 31, 2004, the Company is in the process of registering such shares in its register of members.

For the purposes of calculating the Company’s basic and diluted earnings per share, the ordinary shares relating to the above-mentioned options that were exercised are assumed to have been outstanding from the date of exercise of such options.

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, and 2004

(Amounts presented in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share Data or unless otherwise indicated)

16.	SHARE OPTION PLAN

In January 2000, the Company adopted the 2000 Share Option Plan (the “Plan”). The Plan provides for the granting of share options to employees and consultants of the Company. Options granted under the Plan may be either incentive share options or nonqualified share options. Incentive share options (“ISO”) may be granted only to Company employees (including officers and directors who are also employees). Nonqualified share options (“NSO”) may be granted to Company employees and consultants. The Company has reserved 5,040,000 ordinary shares for issuance under the Plan. The Plan expires in ten years.

To date, options granted generally vest over 25% after the first year of service and ratably each month over the remaining 36-month period.

The following table summarizes option activity:

	Share Option	Exercise Price Range		Weighted- Average Exercise Price
Balance, December 31, 2001	1,236,328	US$	0.025 – 0.20	US$	0.11

Granted	824,400	US$	0.025 – 0.20	US$	0.18

Exercised	(25,416)		US$0.20	US$	0.20

Forfeited	(204,584)		US$ 0.20	US$	0.20

Balance, December 31, 2002	1,830,728	US$	0.025 – 0.20	US$	0.13

Granted	464,000		US$0.20	US$	0.20

Exercised	(148,578)	US$	0.025 – 0.20	US$	0.06

Forfeited	(198,422)	US$	0.025 – 0.20	US$	0.14

Balance, December 31, 2003	1,947,728	US$	0.025 – 0.20	US$	0.15

Granted	1,253,588	US$	0.20 – 5.50	US$	4.27

Exercised	(725,127)	US$	0.025 – 0.20	US$	0.10

Forfeited	(104,037)	US$	0.20 – 5.50	US$	1.38

Balance, December 31, 2004	2,372,152	US$	0.025 – 5.50	US$	2.29

There were share options exercised but the underlying ordinary shares were not yet issued included in the above table. Please refer to Note 15 for details.

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, and 2004

(Amounts presented in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share Data or unless otherwise indicated)

16.	SHARE OPTION PLAN (continued)

The following table summarizes the information for share options granted during the 12 months ended December 31, 2004:

Grant date	Number of options	Exercise price (US$)	Fair value of the common stock
01/01/2004	4,000	0.2	5.0
01/05/2004	2,000	0.2	5.0
01/14/2004	2.000	0.2	5.0
01/15/2004	40,000	2.5	5.0
01/16/2004	4,000	2.5	5.0
01/28/2004	6,000	2.5	5.0
02/01/2004	2,000	2.5	5.3
02/05/2004	2,000	2.5	5.3
04/01/2004	200,000	2.5	5.8
04/03/2004	25,000	2.5	5.8
04/07/2004	78,000	2.5	5.8
06/08/2004	11,000	4.5	6.3
07/14/2004	89,500	4.5	6.3
07/15/2004	322,488	4.5	6.3
10/19/2004	465,600	5.5	6.9

The determination of the fair value of the Company’s ordinary shares for stock based compensation purposes was a combination of restrospective third party valuations performed on the Company’s ordinary shares as of January 1, 2003 and January 18, 2005 by American Appraisal China Limited and third party cash transactions of the Company’s ordinary shares and Series C Preferred Shares during 2004.

In accordance with its 2000 stock option plan, the contractual life of non-qualified stock options shall be no more than ten years from the date of grant. In case of incentive stock options, the contractual life shall be five years from the date of grant. The term of each award is stated in the respective award agreement. Presented below is a summary of the Group’s outstanding stock options as of December 31, 2004:

	<---------------Vested Options--------------->		<--------------Unvested Options------------>
Exercise Prices	Number outstanding at December 31, 2004	Weighted-average remaining contractual life	Number unvested at December 31, 2004	Weighted average remaining contractual life

US$0.025	80,000	0.4 years	-	-

US$0.05	42,000	0.5 years	-	-

US$0.20	578,127	1.9 years	473,438	3.1 years

US$2.50	25,000	4.3 years	290,000	4.3 years

US$4.50	11,000	4.4 years	411,987	4.5 years

US$5.50	-	-	460,600	5.4 years

	736,127		1,636,025

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, and 2004

(Amounts presented in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share Data or unless otherwise indicated)

16.	SHARE OPTION PLAN (continued)

The table below summarized the weighted average fair value and exercise price of the share options granted during the year.

	2002	2003	2004
	US$	US$	US$

Weighted average grant-date fair value of share options granted during the year:
Where exercise price is lower than market price	0.97	3.56	2.66

Weighted average exercise price of share options granted during the year:
Where exercise price is lower than market price	0.18	0.20	4.27

17.	SEGMENT REPORTING

In accordance with SFAS131, “Disclosures about segments of an Enterprise and Related Information,” the Company’s chief operating decision maker reviews consolidated results of operations when making decisions about allocating resources and assessing performance of the Company; hence, the Company has only one operating segment. The Company has internal reporting that does not distinguish between markets or segments.

The Company’s long lived assets and revenue are substantially all located in and derived from the PRC.

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, and 2004

(Amounts presented in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share Data or unless otherwise indicated)

18.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of December 31,
	2003	2004	2004
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	45,078	103,432	12,497
Accounts receivable	128	-
Other current assets	394	20	2
Due from subsidiaries	-	3,467	419

Total current assets	45,600	106,919	12,918

Investment in subsidiaries and variable interest entity	11,575	101,734	12,291
Other non-current assets	-	1,059	128

Total assets	57,175	209,712	25,337

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accrued expenses and other liabilities	111	1,698	205

Total current liabilities	111	1,698	205

Redeemable convertible preferred shares
Series A, par value US$0.00005 per share; authorized, issued and outstanding 4,800,000 shares	9,307	9,307	1,124
Series B, par value US$0.00005 per share; authorized, issued and outstanding 9,600,000 shares	82,315	82,315	9,946
Series C, par value US$0.00005 per share; authorized, issued and outstanding 2,248,877 shares	-	119,730	14,466

Shareholders’ deficit
Ordinary shares, par value US$0.00005 per share; 853,751,123 shares authorized, 10,560,000 and 11,306,372 shares issued and outstanding as at December 31, 2003 and 2004	4	4	1
Additional paid-in capital	24,046	43,261	5,227
Accumulated losses	(58,608)	(46,603)	(5,632)

Total shareholders’ deficit	(34,558)	(3,338)	(404)
Total liabilities, redeemable convertible preferred shares and shareholders’ deficit	57,175	209,712	25,337

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, and 2004

(Amounts presented in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share Data or unless otherwise indicated)

18.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

Condensed statements of income

	For the years ended December 31,
	2002	2003	2004	2004
	RMB	RMB	RMB	US$
Net revenues	343	1,362	214	26
Cost of services	(666)	(1,861)	(1,985)	(240)
Total operating expenses	(4,241)	(4,999)	(14,923)	(1,803)

Operating loss	(4,564)	(5,498)	(16,694)	(2,017)
Equity in (loss) profit of subsidiaries and variable interest entity	(14,503)	(3,917)	28,081	3,392
Other income	490	530	618	75

Net (loss) income	(18,577)	(8,885)	12,005	1,450

Condensed cash flow statements

	For the years ended December 31,
	2002	2003	2004	2004
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net (loss) income	(18,577)	(8,885)	12,005	1,450
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Equity in loss (profit) of subsidiaries and variable interest entity	14,503	3,917	(28,081)	(3,392)
Share-based compensation cost	4,233	5,109	16,510	1,995
Changes in assets and liabilities
Accounts receivable	16	(128)	128	15
Other current assets	23	(328)	374	45
Balances with subsidiaries	-	-	(1,369)	(165)
Accrued expenses and other liabilities	(65)	103	528	64

Net cash generated from (used in) operating activities	133	(212)	95	12

Cash flows from investing activities:
Investment in a subsidiary	-	-	(62,078)	(7,500)

Cash used in investing activities	-	-	(62,078)	(7,500)

Cash flows from financing activities:
Issuance of Series C convertible preferred shares	-	-	119,730	14,466
Proceeds from exercise of share options	42	72	607	73

Cash generated from financing activities	42	72	120,337	14,539

Net increase (decrease) in cash and cash equivalents	175	(140)	58,354	7,051
Cash and cash equivalents at beginning of the year	45,043	45,218	45,078	5,446

Cash and cash equivalents at end of the year	45,218	45,078	103,432	12,497

BAIDU.COM, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003, and 2004

(Amounts presented in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except Share Data or unless otherwise indicated)

18.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

Basis of Presentation

For the purposes of the presentation of the parent company only condensed financial information, the Company records its investment in subsidiaries under the equity method of accounting as prescribed in APB opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. Such investment is presented on the balance sheet as “Investment in Subsidiaries” and 100% of the subsidiaries’ profit or loss as “Equity in profit or loss of subsidiary companies” on the statement of operations and comprehensive income.

Under PRC laws and regulations, there are certain restrictions on the Company’s PRC subsidiary, Baidu Online, and variable interest entity Baidu Netcom, to transfer certain of their net assets to the Company either in the form of dividends, loans, or advances. The amounts restricted include paid up capital and statutory reserve of Baidu Online and the net assets of Baidu Netcom, in which the Company has no legal ownership, totalling approximately RMB99,316 (US$12,000) as of December 31, 2004.

19.	SUBSEQUENT EVENTS (unaudited)

(i)	Acquisition of Shanghai Qilang Science and Technology Co. Ltd. (“Shanghai Qilang”)

In February 2005, the Company acquired the distribution business (“Acquired Business”) from Shanghai Qilang. The results of the Acquired Business will be included in the Company’s consolidated financial statements from March 1, 2005. Shanghai Qilang was one of the largest distributors of the Company’s pay-for-performance services. The total purchase consideration consists of a fixed payment totaling RMB10,000 and a variable amount contingent upon certain performance metrices and the continued employment of a founder. However, the total purchase consideration will be subject to a maximum of RMB37,000. Of the total consideration payable, RMB7 million was paid on completion, RMB3 million will be payable by September 2005 and the balance will be payable in two instalments in 2006 and 2007.

The Company is in the process of obtaining independent third-party valuation in respect of the purchase price allocation under FAS 141, Business Combination.

(ii)	Changes to the Company’s articles of association

The Company intends to adopt an amended and restated memorandum and articles of association immediately after the closing of its initial public offering. Currently it is considering whether to include certain provisions in its new memorandum and articles of association that could limit the ability of others to acquire control of the Company.

(iii)	Initial public offering

In March 2005, the Company’s board of directors approved the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of the Company’s ordinary shares.

(iv)	Litigation

In March 2005, 8848.net, a Beijing-based e-commerce company, brought an unfair competition suit against the Company for alleged DDOS’ attacks on 8848.net’s server from the afternoon of January 21, 2005 to the evening of January 22, 2005, seeking monetary damages of RMB 15 million (US$1.8 million). Management does not believe this legal claim has any merit and the final outcome of this pending litigation is not determinable at this time.

BAIDU.COM, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except number of shares and per share data)

					Pro forma (Note 2)
		December 31	March 31	March 31	March 31	March 31
		2004	2005	2005	2005	2005
			(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	Notes	RMB	RMB	US$	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		200,196	194,255	23,471	194,255	23,471
Accounts receivable, net of allowance for doubtful accounts of RMB627 and RMB1,309 (US$157) as of December 31, 2004 and March 31, 2005, respectively	4	9,645	14,962	1,809	14,962	1,809
Prepaid expenses and other current assets	5	2,421	4,699	568	4,699	568

Total current assets		212,262	213,916	25,848	213,916	25,848

Non-Current assets:
Fixed assets – net	6	35,932	45,462	5,492	45,462	5,492
Intangible assets – net	7	12,953	13,577	1,640	13,577	1,640
Goodwill	3	-	8,352	1,009	8,352	1,009
Others		1,059	2,989	361	2,989	361

Total non-current assets		49,944	70,380	8,502	70,380	8,502

Total assets		262,206	284,296	34,350	284,296	34,350

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses and other liabilities	8	21,900	27,258	3,293	27,258	3,293
Customers’ deposits		25,990	32,781	3,961	32,781	3,961
Deferred revenue	9	6,302	7,563	914	7,563	914

Total current liabilities		54,192	67,602	8,168	67,602	8,168

Redeemable convertible preferred shares
Series A, par value US$0.00005 per share; authorized, issued and outstanding 4,800,000 shares		9,307	9,307	1,124	—	—
Series B, par value US$0.00005 per share; authorized, issued and outstanding 9,600,000 shares		82,315	82,315	9,946	—	—
Series C, par value US$0.00005 per share; authorized, issued and outstanding 2,248,877 shares		119,730	119,730	14,466	—	—

Shareholders’ equity (deficit)
Ordinary shares, par value US$0.00005 per share; 853,751,123 shares authorized, 11,306,372 and 11,548,682 shares issued and outstanding as at December 31, 2004 and March 31, 2005		4	5	1	—	—
Class B Ordinary shares, par value US$0.00005 per share; 31,326,801 shares authorized, 28,197,559 (unaudited) shares issued and outstanding on a pro forma basis		—	—	—	12	2
Additional paid-in capital		43,261	49,439	5,974	260,784	31,509
Statutory reserve		523	523	63	523	63
Accumulated losses		(47,126)	(44,625)	(5,392)	(44,625)	(5,392)

Total shareholders’ equity (deficit)		(3,338)	5,342	646	216,694	26,182

Total liabilities, redeemable convertible preferred shares and shareholders’ equity (deficit)		262,206	284,296	34,350	284,296	34,350

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

BAIDU.COM, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except number of shares and per share data)

		For the three months ended March 31,
		2004	2005	2005
		(Unaudited)	(Unaudited)	(Unaudited)
	Notes	RMB	RMB	US$
Revenues:
Online marketing services		15,695	43,019	5,198
Enterprise search software and related services		1,412	2,076	251
Portal search services		867	581	70

Total gross revenues		17,974	45,676	5,519
Less: Business tax and surcharges		(824)	(3,048)	(368)

Total net revenues		17,150	42,628	5,151

Operating costs and expenses:
Cost of revenues		(5,747)	(12,570)	(1,519)
Selling, general and administrative		(5,822)	(15,698)	(1,897)
Research and development		(2,032)	(5,479)	(662)
Share-based compensation (1)	2	(2,607)	(6,142)	(741)

Total operating expenses		(16,208)	(39,889)	(4,819)

Operating profit		942	2,739	332
Interest income		31	777	94
Other income, net		65	—	—

Net income before tax		1,038	3,516	426

Taxation	14	-	(1,015)	(123)

Net income		1,038	2,501	303

Earnings per share:	11
Basic		0.10	0.22	0.03
Diluted		0.04	0.08	0.01

Weighted average number of ordinary shares outstanding:	11
Basic		10,876,324	11,507,953	11,507,953
Diluted		26,929,625	29,807,745	29,807,745

Pro forma earnings per share on an as converted basis for Class A and Class B ordinary shares (Note 2):	11
Basic			0.09	0.01
Diluted			0.08	0.01
Pro forma weighted average aggregate number of ordinary shares outstanding on an as converted basis for Class A and Class B ordinary shares (Note 2):	11
Basic			28,156,830	28,156,830
Diluted			29,807,745	29,807,745

(1) Share-based compensation expenses are allocated as follows:
Cost of revenues		448	228	27
Selling, general and administrative		1,429	4,825	582
Research and development		730	1,089	132

		2,607	6,142	741

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

BAIDU.COM, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and in thousands of U.S. Dollars (“US$”))

	For the three months ended March 31,
	2004	2005	2005
	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Cash flows from operating activities:
Net income	1,038	2,501	303
Adjustments to reconcile net cash provided by operating activities:
Depreciation of fixed assets	1,469	4,492	543
Amortization of intangible assets	-	724	87
Share-based compensation	2,607	6,142	741
Allowance for doubtful accounts	42	682	81

Change in operating assets and liabilities:
Accounts receivable	379	(5,999)	(725)
Prepaid expenses and other assets	(1,327)	(2,278)	(275)
Customers’ deposits	2,269	6,791	821
Accrued expenses and other liabilities	(414)	495	61
Deferred revenue	(1,468)	1,261	152

Net cash generated from operating activities	4,595	14,811	1,789

Cash flows from investing activities:
Acquisitions of Qilang	-	(7,075)	(854)
Additions to fixed assets	(3,944)	(13,350)	(1,612)
Costs incurred for capitalized internal use software	(548)	(172)	(21)

Net cash used in investing activities	(4,492)	(20,597)	(2,487)

Cash flows from financing activities:
Costs incurred for in connection with initial public offering	-	(192)	(23)
Proceeds from exercise of stock options	78	37	4

Net cash provided by (used in) financing activities	78	(155)	(19)

Net increase (decrease) in cash and cash equivalents	181	(5,941)	(717)

Cash and cash equivalents at the beginning of the period	62,825	200,196	24,188

Cash and cash equivalents at the end of the period	63,006	194,255	23,471

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

BAIDU.COM, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES OF SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands of Renminbi (“RMB”) and in thousands of U.S. Dollars (“US$”), except number of shares and per share data)

	Ordinary shares	Amount	Additional paid-in capital	Statutory reserve	Accumulated losses	Total shareholders’ deficit
		RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2005	11,306,372	4	43,261	523	(47,126)	(3,338)

Net income	-	-	-	-	2,501	2,501
Exercise of stock options	242,310	1	36	-	-	37
Share-based compensation	-	-	6,142	-	-	6,142

Balance at March 31, 2005	11,548,682	5	49,439	523	(44,625)	5,342

Balance at March 31, 2005, in US$		1	5,974	63	(5,392)	646

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

BAIDU.COM, INC.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except number of shares and per share data)

1.	BASIS OF PRESENTATION

Basis of consolidation

The unaudited condensed interim consolidated financial statements include the accounts of Baidu.com, Inc. (“Baidu.com” or the “Company”) and its wholly owned subsidiaries, Baidu Online Network Technology (Beijing) Co. Ltd (“Baidu Online”) and its variable interest entity (“VIE”) Baidu Netcom Science Technology Co. Ltd (“Baidu Netcom”). All significant inter-company transactions and balances between the Company and its wholly owned subsidiaries and VIE are eliminated upon consolidation. The Company has included the results of operations of an acquired business from the date of acquisition (see note 3).

Unaudited Condensed interim financial information

The accompanying unaudited condensed interim consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States. In the opinion of management, the unaudited condensed interim consolidated financial statements reflect all adjustments, consisting only of normal and recurring adjustments, necessary to present fairly the Company’s consolidated financial position at March 31, 2005, the Company’s consolidated results of operations for the three months ended March 31, 2005 and 2004, consolidated cash flows for the three months ended March 31, 2005 and 2004, and consolidated changes in shareholders’ equity for the three months ended March 31, 2005. Interim period results are not necessarily indicative of results of operations or cash flows for a full-year period. The 2004 year end consolidated balance sheet and statement of changes in shareholders’ equity (deficit) data were derived from audited financial statements, but do not include all disclosures required by generally accepted accounting principles.

These financial statements and the notes thereto should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2004.

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from these estimates.

On an ongoing basis, the Company evaluates its estimates, including those related to accounts receivable allowance, fair value of acquired intangible assets and goodwill, useful lives of intangible assets and property and equipment, the value of common stock for the purpose of determining stock-based compensation (see below), and income taxes, among others. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Convenience translation

Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 to RMB8.2765 on March 31, 2005 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be converted into United States dollars at such rate.

BAIDU.COM, INC.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Identifiable Intangible assets

Identifiable intangible assets are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated economic life of the identifiable intangible assets, as follows:

Domain name	-	5 years
Customer relationships	-	2-5 years
Non-competition agreement	-	4 years

The Company reviews and adjusts the carrying value of the identifiable intangible assets if the facts and circumstances suggest the identifiable intangible assets may be impaired. If the carrying value of an identifiable intangible asset is greater than its recoverable amount, an impairment loss will be recorded for the excess of its fair value, determined on a discounted cash flow basis, over the carrying value of the identifiable intangible asset

Goodwill

Goodwill is not amortized but instead is tested for impairment at least annually or sooner whenever events or changes in circumstances indicate that they may be impaired.

Capitalization of software developed for internal use

The Company has capitalized certain internal use software development costs in accordance with SOP 98-1 Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, totaling RMB172 (US$21) for the period ended March 31, 2005 (December 31, 2004—RMB2,155). These mainly include payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal use software projects. The estimated useful life of software development costs is determined to be three years. The amortization expense of capitalized costs totaled approximately RMB467 for the period ended March 31, 2005 (March 31, 2004—RMB282). Capitalized internal use software costs are included in fixed assets, net.

Advertising expenditure

Advertising costs, primarily advertisements through media publications, are included in “Selling, general and administrative expense” and are expensed when incurred. Advertising expense for the period ended March 31, 2005 was RMB2,444 (US$295) (March 31, 2004—RMB242).

Impairment of long-lived assets

Pursuant to Statement of Financial Accounting Standard (“SFAS”) No.144 Accounting for the Impairment or Disposal of Long-lived Assets, the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.

Pro forma balance sheet

The pro forma balance sheet information as of March 31, 2005 assumes the conversion of all the Company’s 11,548,682 ordinary shares issued and outstanding as of March 31, 2005 into 11,548,682 Class B ordinary shares on May 30, 2005 and the automatic conversion of the Company’s outstanding redeemable convertible preferred shares as of March 31, 2005 into 16,648,877 Class B ordinary shares immediately prior to the closing of the Company’s initial public offering.

BAIDU.COM, INC.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Pro forma earnings per share

Pro forma basic and diluted earnings per share is computed by dividing net income by weighted average number of ordinary shares outstanding for the period plus the number of ordinary shares resulting from the assumed conversion of all the outstanding redeemable convertible preferred shares upon closing of the initial public offering as if the conversion had occurred at the beginning of the period, or when the preferred shares were issued, if later.

As holders of Class A and Class B ordinary shares have the same dividend right and the same participation right in our undistributed earnings, the basic and diluted pro forma earnings per share of Class A and Class B ordinary shares are the same for the period presented.

Share-based compensation

Share-based compensation as shown on the accompanying consolidated income statements consists of amortization of deferred stock-based compensation related to options to purchase ordinary shares to employees based on an intrinsic value basis and the fair value of options to purchase such stock issued to non-employees.

As permitted by Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-based Compensation (“SFAS 123”), the Company accounts for employee share-based compensation in accordance with Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations. Under APB 25, deferred compensation for options granted to employees is equal to its intrinsic value, determined as the difference between the exercise price and the estimated fair value for accounting purposes of the underlying stock on the date of grant.

As a private company, the Company has typically granted stock options at exercise prices equal to or less than the value of the underlying stock as determined by our board of directors on the date of option grant. For purposes of financial accounting, the Company has applied hindsight within each year or quarter to arrive at estimated fair values for the shares underlying these options. The Company has recorded share-based compensation equal to the difference between these estimated fair values and the exercise prices.

The Company determines the value of the options granted to non-employees for the period ended March 31, 2005 and March 31, 2004 by using the Black-Scholes option pricing model under the following assumptions: 100% volatility, no dividends, risk-free interest rate of 3.24% (March 31, 2004: 3.6%), and an expected life of 3 years. For the period from January 1, 2005 to March 31, 2005, the Company recognized approximately RMB875 (US$105) (March 31, 2004: RMB516) of share-based compensation expenses related to options granted to non-employees.

Pro forma disclosure under SFAS No. 123

SFAS No.123 requires that pro forma net income and pro forma earnings per share be determined as if the Company had accounted for its employee share options granted under the fair value method. The fair value of these options was estimated using the Black-Scholes option pricing model.

The Company calculated the fair value of each option grant on the date of grant by using the Black-Scholes option pricing model with the following assumptions:

For the three months ended March 31, 2005
Risk free interest rate	3.24%

Expected life (years)	3

Volatility	-%

Dividend yield	-

BAIDU.COM, INC.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based compensation (cont’d)

Had compensation cost been determined based upon the fair value approach using the variables disclosed above, the Company’s pro forma net income and pro forma earnings per share would have been:

	For the three months ended March 31
	2004	2005	2005
	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$

Net income, as reported	1,038	2,501	303

Add: Share-based compensation expense for employees included in reported net loss, net of related tax effects	2,091	5,267	636

Deduct: Total share-based compensation expense for employees determined under fair value method, net of related tax effects	(2,119)	(6,143)	(742)

Pro forma net income	1,010	1,625	197

Basic net earnings per share
As reported	0.10	0.22	0.03
Pro forma	0.09	0.14	0.02

Diluted net earnings per share
As reported	0.04	0.08	0.01
Pro forma	0.04	0.05	0.01

3.	ACQUISITION OF SHANGHAI QILANG SCIENCE AND TECHNOLOGY CO. LTD (“Shanghai Qilang”)

On February 21, 2005, the Company acquired all the assets of the distribution business (“Acquired Business”) of Shanghai Qilang. The Acquired Business is in connection with the distribution of the Company’s online marketing services for the purposes of improving efficiency and effectiveness of product distribution to end customers. The acquisition has been accounted for as a business combination using the purchase method and the results of the Acquired Business were included in the Company’s consolidated financial statements commencing February 21, 2005 onwards.

The total consideration payable consists of fixed payments totaling RMB10,000 and a variable contingent amount determined based on future results of the Acquired Business, certain performance metrics and continued employment of a founder. The maximum consideration payable, including the above fixed payments, is RMB37,000. Of the total consideration, RMB7,000 (US$845) was paid on completion of the transfer of the business, RMB3,000 (US$363) will be payable by September 2005 and the balance will be payable in two installments in 2006 and 2007. The Company will recognize the contingent consideration payable to the seller (other than the founder) as a liability when the contingency is resolved. The contingent consideration payable to the founder will be recognized as compensation expense over the required continued employment period when it is probable that such amount is payable. No contingent consideration was recorded as of March 31, 2005 as the total consideration calculated in accordance with the terms of the agreement was less than the minimum payment of RMB10,000.

BAIDU.COM, INC.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except number of shares and per share data)

3.	ACQUISITION OF SHANGHAI QILANG SCIENCE AND TECHNOLOGY CO. LTD (“Shanghai Qilang”) (continued)

The following table summarizes, as at the date of acquisition, the estimated fair values of the assets acquired and liabilities assumed which is preliminary and may be subject to change upon the finalization of a valuation on the Acquired Business.

	As at February 21, 2005
	(Unaudited)
	RMB	US$

Property, plant and equipments	500	61

Intangible assets subject to amortization

Customer relationships*	1,196	145

Non-competition agreement*	152	17

Goodwill*	8,352	1,009

Total assets acquired	10,200	1,232

Assumed liabilities	(125)	(15)

Net assets acquired	10,075	1,217

Total cash consideration paid/payable as at March 31, 2005

Purchase consideration paid	7,000	845

Transaction costs paid	75	9

Purchase considerations payable	3,000	363

	10,075	1,217

* Goodwill, customer relationships and non-competition agreement are subject to tax deduction over a period of 15 years based on a straight-line method based on PRC tax regulations. No deferred tax liability is recognized as the tax base for these is the same as the carrying value.

Acquired Intangible Assets

As of 31 March 2005,

	Gross Carrying amount		Accumulated amortization		Net
	(Unaudited)		(Unaudited)		(Unaudited)
	RMB	US$	RMB	US$	RMB	US$
Amortized intangible assets:
Customer relationships	1,196	145	21	2	1,175	143
Non-competition agreement	152	17	3	1	149	16

The amortization expenses for the three months ended March 31, 2005 amounted to RMB24 (US$3) (March 31, 2004—RMB nil).

BAIDU.COM, INC.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except number of shares and per share data)

3.	ACQUISITION OF SHANGHAI QILANG SCIENCE AND TECHNOLOGY CO. LTD (“Shanghai Qilang”) (continued)

The financial information in the table below summarizes the combined results of operations of the Company and Shanghai Qilang on a pro forma basis, as though the companies had been combined as of the beginning of the periods being presented below. This pro forma financial information is not necessarily indicative of the results of operations that would have been achieved had the acquisition actually taken place as of the beginning of the period being presented below.

	For the three months ended March 31,
	2004	2005	2005
	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Pro forma total net revenues	17,285	42,953	5,190
Pro forma net income	597	2,383	288
Pro forma net earnings per share—basic	0.05	0.21	0.03
Pro forma net earnings per share—diluted	0.02	0.08	0.01

4.	ACCOUNTS RECEIVABLE

	December 31	March 31	March 31
	2004	2005	2005
		(Unaudited)	(Unaudited)
	RMB	RMB	US$

Accounts receivable	10,272	16,271	1,966
Less: Allowance for doubtful accounts	(627)	(1,309)	(157)

	9,645	14,962	1,809

Movements in allowance for doubtful accounts are as follows:
Balance at the beginning of the period	-	627	76
Charged to costs and expenses	627	682	81

Balance at the end of the period	627	1,309	157

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31	March 31	March 31
	2004	2005	2005
		(Unaudited)	(Unaudited)
	RMB	RMB	US$
Deposits	1,251	2,293	277
Prepaid expenses	179	1,200	145
Advances to suppliers	491	604	73
Interest receivables	189	—	—
Other assets	311	602	73

	2,421	4,699	568

BAIDU.COM, INC.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except number of shares and per share data)

6.	FIXED ASSETS - NET

Fixed assets consist of the following:

	December 31	March 31	March 31
	2004	2005	2005
		(Unaudited)	(Unaudited)
	RMB	RMB	US$

Leasehold improvements	1,774	2,529	305
Computer equipment and servers	43,924	56,613	6,839
Capitalized internal use software development costs	5,783	5,955	720
Office equipment	2,345	2,751	332
Motor vehicles	773	773	94

	54,599	68,621	8,290
Less: Accumulated depreciation	(18,667)	(23,159)	(2,798)

	35,932	45,462	5,492

7.	INTANGIBLE ASSETS - NET

Intangible assets consist of the following:

	December 31	March 31	March 31
	2004	2005	2005
		(Unaudited)	(Unaudited)
	RMB	RMB	US$

Domain name	14,003	14,003	1,692
Customer relationships	—	1,196	145
Non-competition agreement	—	152	17

	14,003	15,351	1,854
Less: Accumulated amortization	(1,050)	(1,774)	(214)

	12,953	13,577	1,640

The amortization expense for the three months ended March 31, 2005 was RMB724 (US$87) (March 31, 2004—RMB nil). The estimated amortization expense for the next five years is as follows:

	(Unaudited)	(Unaudited)
	RMB	US$
For the year ending December 31,
2005	2,362	285
2006	3,085	373
2007	3,073	371
2008	3,073	371
2009	1,984	240

BAIDU.COM, INC.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except number of shares and per share data)

8.	ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	December 31	March 31	March 31
	2004	2005	2005
		(Unaudited)	(Unaudited)
	RMB	RMB	US$

Accrued payroll	3,439	2,660	321
Accrued operating expenses	3,973	5,279	637
Tax payables	1,684	3,133	379
Distributors’ deposit	591	1,101	133
Other payables – purchase of fixed assets	6,349	3,418	413
Other payables – traffic acquisition costs	1,930	2,379	287
Other payables – deferred offering expenses	1,059	2,797	338
Other payables – acquisition of business	-	3,000	363
Other payables – others	2,875	3,491	422

	21,900	27,258	3,293

9.	DEFERRED REVENUE

Deferred revenue consists of the following:

	December 31	March 31	March 31
	2004	2005	2005
		(Unaudited)	(Unaudited)
	RMB	RMB	US$

Deferred portal search services revenue	1,002	970	117
Deferred software and related services revenue	5,300	6,018	727
Deferred online marketing services revenue	-	575	70

	6,302	7,563	914

10.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of subsidiaries of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB1,849 (US$223) for the three months ended March 31, 2005 (March 31, 2004 - RMB972).

BAIDU.COM, INC.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except number of shares and per share data)

11.	EARNINGS PER SHARE

Earnings per share is computed in accordance with SFAS No. 128 - Earnings per Share (“SFAS 128”). Under SFAS No. 128, earnings per share is calculated using the weighted average number of ordinary shares outstanding during the year.

	For the three months ended March 31,
	2004	2005	2005
	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Numerator:
Net income attributable to common shareholders	1,038	2,501	303
Denominator:
Weighted average of issued shares outstanding-basic	10,674,830	11,507,953	11,507,953
Options exercised but related shares not yet issued	201,494	-	-

Weighted average shares outstanding-basic	10,876,324	11,507,953	11,507,953
Effect of dilutive securities
Employee stock options	1,653,301	1,650,915	1,650,915
Redeemable convertible preferred shares	14,400,000	16,648,877	16,648,877

Denominator used for diluted earnings per share	26,929,625	29,807,745	29,807,745

Basic earnings per share	0.10	0.22	0.03
Diluted earnings per share	0.04	0.08	0.01

	Pro forma
	For the three months ended March 31,
	2005	2005
	(Unaudited)	(Unaudited)
	RMB	US$
Numerator:
Net income attributable to common shareholders (aggregate of Class A and Class B ordinary shares)	2,501	303
Denominator (aggregate of Class A and Class B ordinary shares):
Weighted average of issued shares outstanding-basic	28,156,830	28,156,830
Options exercised but related shares not yet issued	-	-

Weighted average shares outstanding-basic	28,156,830	28,156,830
Effect of dilutive securities
Employee stock options	1,650,915	1,650,915

Denominator used for diluted earnings per share	29,807,745	29,807,745

Basic earnings per share	0.09	0.01
Diluted earnings per share	0.08	0.01

As at March 31, 2004 and 2005, stock options exercised but for which the underlying ordinary shares not yet issued amounted to 201,494 and nil, respectively. Proceeds received upon exercise of these share options totaled to be RMB123 and RMB nil for the three months ended March 31, 2004 and 2005, respectively, and have been recorded in the Company’s share capital and additional paid in capital. For the purposes of calculating the Company’s basic and diluted earnings per share, the ordinary shares relating to the above-mentioned options that were exercised are assumed to have been outstanding from the date of exercise of such options.

The ordinary shares that will be issued upon conversion of all our preferred shares as of March 31, 2005 would be 16,648,877.

BAIDU.COM, INC.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except number of shares and per share data)

12.	RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 123(R) (“SFAS 123(R)”), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Share-based Compensation. SFAS 123(R) addresses all forms of share-based payment awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS 123(R) will require that the Company expense share-based payment awards with compensation cost for share-based payment transactions measured at fair value. SFAS 123(R) requires the Company to adopt the new accounting provisions beginning in the third quarter of 2005. On April 14, 2005, the Securities and Exchange Commission (“SEC”) announced the adoption of a new rule that amends the compliance date of SFAS 123(R) until the beginning of the next fiscal year that begins on or after June 15, 2005. Under the SEC’s rule, SFAS 123(R) is now effective for the Company beginning January 1, 2006. The Company is in the process of assessing the impact of this change in accounting standards on its consolidated results of operations and financial position.

13.	LITIGATION

On January 12, 2005, the Company brought an unfair competition suit in the Haidian District People’s Court in Beijing against 8848.com, based on claims that 8848.com intentionally offered certain software to their users which, once installed, would substantially alter Baidu’s Web search page layout and search results without the knowledge of these users. The court has not decided on this case.

In March 2005, 8848.net, a Beijing-based e-commerce company, brought an unfair competition suit against the Company for alleged DDOS’ attacks on 8848.net’s server from the afternoon of January 21, 2005 to the evening of January 22, 2005, seeking monetary damages of RMB 15,000 (US$1,800). Management believes that 8848.net’s claims are without merit and the outcome of this pending litigation is not determinable at this time.

BAIDU.COM, INC.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except number of shares and per share data)

14.	TAXATION

The income tax provision (benefit) included in the consolidated statements of operation for the three months ended March 31, 2005 and March 31, 2004, is based on the estimated annual effective tax rate for the entire year. These estimated effective tax rates are subject to adjustment in subsequent quarterly periods as our estimates of pretax income or loss for the year are increased or decreased. The effective tax rate for the three months ended March 31, 2005 is less than the statutory tax rate in PRC due to additional deduction for research and development expenses and tax holiday granted to Baidu Online.

The reconciliation of tax computed by applying respective statutory income tax rate to pre-tax income is as follows:

	For the three months ended March 31
	2004	2005	2005
	RMB	RMB	US$

Income tax computed at respective statutory tax rates	(1,327)	(3,207)	(387)

Add: Tax holiday for a PRC subsidiary	627	1,990	240

Add: Non-deductible expenses	(40)	(95)	(12)

Less: Non-taxable income	66	64	8

Less: Tax incentive relating to research & development expenses	321	769	93

Changes in valuation allowance against deferred income tax asset	353	(536)	(65)

	-	(1,015)	(123)

Effective income tax rate (%)	-	28.9	28.9

15.	SUBSEQUENT EVENTS

(i)	On May 11, 2005, the Company has granted 131,000 Share Options to its employees at an exercise price of US$8.50 pursuant to its 2000 Share Option Plan.

(ii)	The Company’s former Memorandum and Articles of Associations provided that upon an initial public offering meeting certain criteria, the Company’s redeemable convertible Series A, Series B and Series C preferred shares would automatically convert into ordinary shares, each of which has one vote per share. On May 30, 2005, the Company’s shareholders approved an Amended and Restated Memorandum and Articles of Associations, pursuant to which all of the existing ordinary shares and all of those to be issued to the existing preferred shareholders upon conversion are re-designated as Class B ordinary shares, each of which carries ten votes per share at future shareholder meetings. 822,424,322 authorized but unissued ordinary shares are re-designated as Class A ordinary shares, each of which carries only one vote per share at future shareholder meetings. In addition, Class B ordinary shares may be convertible into the same number of Class A ordinary shares at the option of the holder thereof at any time, and shall be automatically converted into the same number of Class A ordinary shares at any time the holder thereof transfers them to a person or entity which is not an affiliate of such holder.

BAIDU.COM, INC.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except number of shares and per share data)

15.	SUBSEQUENT EVENTS (continued)

(iii)	After the closing of this offering, the Company’s board of directors will have the authority, without approval by the shareholders, to issue up to a total of shares of preferred shares in one or more series. The Company’s board of directors may establish the number of shares to be included in each such series of preferred shares. These proposed changes have yet to be approved by the Company’s shareholders.

(iv)	On June 20, 2005, Shanghai Busheng Music Culture Media Co., Ltd., or Shanghai Busheng, brought a copyright infringement suit against the Company in the Haidian District People’s Court in Beijing alleging that the Company allowed its users to download 53 popular songs without its authorization. Shanghai Busheng sought an injunction order and damages in an amount of RMB560. The court has not ruled on this case.

(v)	In early July, 2005, the Company received a copyright infringement complaint dated as of May 23, 2005 brought by Beijing New Picture Film Co., Ltd. against the Company. The plaintiff alledged that the Company provided a copyrighted movie owned by the plaintiff to users of Baidu Movie Search without the plaintiff’s authorization. The plaintiff also named the Hangzhou branch of Zhejiang Telecommunication Co., Ltd. as a co-defendant, claiming that it had the ability and obligation to prevent the Company from providing the movie to its users on its website but failed to do so. The plaintiff sought an injunction order as well as damages and expenses in an aggregate amount of RMB166. The court has not ruled on this case.

Through and including                     , 2005 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

                     American Depositary Shares

Representing

                     Class A Ordinary Shares

PROSPECTUS

                    , 2005

Goldman Sachs (Asia) L.L.C.

Credit Suisse First Boston

Representatives of the Underwriters

Piper Jaffray

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our Articles of Association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.

Pursuant to the form of indemnification agreements filed as Exhibit 10.2 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities (including options to acquire our ordinary shares). We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration (US$)	Underwriting Discount and Commission
Google Inc.	June 2, 2004	749,625	4,999,998.75	N/A
Draper Fisher Jurvetson ePlanet Ventures L.P. and its affiliated entities	June 2, 2004	749,625	4,999,998.75	N/A
Integrity Partners V, LLC	June 2, 2004	202,399	1,350,001.33	N/A
Peninsula Capital Fund I, LLC	June 2, 2004	193,403	1,289,998.01	N/A
Swiftcurrent Offshore, Ltd.	June 2, 2004	14,993	100,003.31	N/A
Venture TDF Technology Fund III LP	June 2, 2004	149,926	1,000,006.42
CMT CV-BD Limited	June 2, 2004	164,918	1,100,003.06	N/A
China Equity International Holding Company Limited (BVI)	June 2, 2004	23,988	159,999.96	N/A

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

Exhibit Number	Description of Document

1.1**	Form of Underwriting Agreement.

3.1*	Memorandum and Articles of Association of the Registrant, as currently in effect.

3.2**	Amended and Restated Memorandum and Articles of Association of the Registrant.

4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3).

4.2**	Registrant’s Specimen Certificate for Ordinary Shares.

4.3*	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts.

4.4*	Second Amended and Restated Shareholders Agreement, dated as of June 9, 2004, among the Registrant and other parties therein.

5.1*	Form of Opinion of Maples and Calder regarding the validity of the ordinary shares being registered.

8.1*	Form of Opinion of Latham & Watkins LLP regarding certain U.S. tax matters.

10.1*	2000 Option Plan.

10.2**	2005 Share Incentive Plan.

10.3*	Form of Indemnification Agreement with the Registrant’s directors.

10.4*	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant.

10.5*	Translation of Acquisition Agreement dated as of August 9, 2004 between Baidu Online and the owner of Hao123.com.

21.1*	Subsidiaries of the Registrant.

23.1***	Consent of Ernst & Young, Independent Registered Public Accounting Firm.

23.2*	Consent of Maples and Calder.

23.3*	Consent of Latham & Watkins LLP.

23.4*	Consent of Commerce & Finance Law Offices.

23.5*	Consent of East Associates.

Exhibit Number	Description of Document

23.6***	Consent of American Appraisal China Limited.

23.7*	Consent of Shanghai iResearch Co., Ltd.

23.8*	Consent of International Data Corporation.

24.1*	Powers of Attorney (included on signature page).

99.1*	Form of Opinion of Commerce & Finance Law Offices.

99.2*	Translation of Technology Consulting Service Agreement dated as of March 22, 2005 between Baidu Online and Baidu Netcom.

99.3*	Translation of Business Cooperation Agreement dated as of March 22, 2005 between Baidu Online and Baidu Netcom.

99.4*	Translation of Operating Agreement dated as of March 22, 2005 between Baidu Online and Baidu Netcom.

99.5*	Translation of Software License Agreement dated as of March 22, 2005 between Baidu Online and Baidu Netcom.

99.6*	Translation of Trademark License Agreement dated as of March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated as of January 18, 2005.

99.7*	Translation of Domain Name License Agreement dated as of March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated August 9, 2004.

99.8*	Translation of Web Layout Copyright License Agreement dated as of March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated as of August 9, 2004.

99.9*	Translation of Proxy Agreement dated as of August 9, 2004 among Baidu Online, Baidu Netcom, Robin Yanhong Li and Eric Yong Xu.

99.10*	Translation of Equity Pledge Agreement dated as of March 22, 2005 among Baidu Online, Robin Yanhong Li and Eric Yong Xu.

99.11*	Translation of Option Agreement dated as of March 22, 2005 among Baidu Online, Robin Yanhong Li and Eric Yong Xu.

99.12*	Translation of Loan Agreement dated as of March 22, 2005 among Baidu Online, Robin Yanhong Li and Eric Yong Xu.

99.13*	Translation of Form of Irrevocable Powers of Attorney issued by the shareholders of Baidu Netcom.

99.14*	Code of Business Conduct and Ethics.

* Filed previously. ** To be filed by amendment. *** Filed herewith.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against pubic policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, People’s Republic of China, on July 15, 2005.

BAIDU.COM, INC.

By:	/s/ Robin Yanhong Li
Name: Robin Yanhong Li
Title: Chairman and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Robin Yanhong Li and Shawn Wang as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act, and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Robin Yanhong Li Robin Yanhong Li	Chairman of the Board and Chief Executive Officer (principal executive officer)	July 15, 2005

/s/ Shawn Wang Shawn Wang	Chief Financial Officer (principal financial and accounting officer)	July 15, 2005

* Jixun Foo	Director	July 15, 2005

* Asad Jamal	Director	July 15, 2005

* Greg Penner	Director	July 15, 2005

* Scott Walchek	Director	July 15, 2005

* Donald J. Puglisi Title: Managing Director Puglisi & Associates	Authorized U.S. Representative	July 15, 2005

*By:	/s/ Robin Yanhong Li
Robin Yanhong Li Attorney-in-Fact

BAIDU.COM, INC.

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1**	Form of Underwriting Agreement.

3.1*	Memorandum and Articles of Association of the Registrant, as currently in effect.

3.2**	Amended and Restated Memorandum and Articles of Association of the Registrant.

4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3).

4.2**	Registrant’s Specimen Certificate for Ordinary Shares.

4.3*	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts.

4.4*	Second Amended and Restated Shareholders Agreement, dated as of June 9, 2004, among the Registrant and other parties therein.

5.1*	Form of Opinion of Maples and Calder regarding the validity of the ordinary shares being registered.

8.1*	Form of Opinion of Latham & Watkins LLP regarding certain U.S. tax matters.

10.1*	2000 Option Plan.

10.2**	2005 Share Incentive Plan.

10.3*	Form of Indemnification Agreement with the Registrant’s directors.

10.4*	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant.

10.5*	Translation of Acquisition Agreement dated as of August 9, 2004 between Baidu Online and the owner of Hao123.com.

21.1*	Subsidiaries of the Registrant.

23.1***	Consent of Ernst & Young, Independent Registered Public Accounting Firm.

23.2*	Consent of Maples and Calder.

23.3*	Consent of Latham & Watkins LLP.

23.4*	Consent of Commerce & Finance Law Offices.

23.5*	Consent of East Associates.

23.6***	Consent of American Appraisal China Limited.

23.7*	Consent of Shanghai iResearch Co., Ltd.

23.8*	Consent of International Data Corporation.

24.1*	Powers of Attorney (included on signature page).

Exhibit Number	Description of Document

99.1*	Form of Opinion of Commerce & Finance Law Offices.

99.2*	Translation of Technology Consulting Service Agreement dated as of March 22, 2005 between Baidu Online and Baidu Netcom.

99.3*	Translation of Business Cooperation Agreement dated as of March 22, 2005 between Baidu Online and Baidu Netcom.

99.4*	Translation of Operating Agreement dated as of March 22, 2005 between Baidu Online and Baidu Netcom.

99.5*	Translation of Software License Agreement dated as of March 22, 2005 between Baidu Online and Baidu Netcom.

99.6*	Translation of Trademark License Agreement dated as of March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated as of January 18, 2005.

99.7*	Translation of Domain Name License Agreement dated as of March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated August 9, 2004.

99.8*	Translation of Web Layout Copyright License Agreement dated as of March 1, 2004 between Baidu Online and Baidu Netcom and the supplementary agreement dated as of August 9, 2004.

99.9*	Translation of Proxy Agreement dated as of August 9, 2004 among Baidu Online, Baidu Netcom, Robin Yanhong Li and Eric Yong Yu.

99.10*	Translation of Equity Pledge Agreement dated as of March 22, 2005 among Baidu Online, Robin Yanhong Li and Eric Yong Xu.

99.11*	Translation of Option Agreement dated as of March 22, 2005 among Baidu Online, Robin Yanhong Li and Eric Yong Xu.

99.12*	Translation of Loan Agreement dated as of March 22, 2005 among Baidu Online, Robin Yanhong Li and Eric Yong Xu.

99.13*	Translation of Form of Irrevocable Powers of Attorney issued by the shareholders of Baidu Netcom.

99.14*	Code of Business Conduct and Ethics.

*	Filed previously.
**	To be filed by amendment.
***	Filed herewith.